Filed pursuant to Rule 424(b)(3)
Registration No. 333-161605

PROSPECTUS

Real Mex Restaurants, Inc.
$130,000,000
OFFER TO EXCHANGE

14% Senior Secured Notes due 2013 for all outstanding
14% Senior Secured Notes Due 2013

Real Mex Restaurants, Inc. is offering to exchange an aggregate principal amount of $130,000,000 of registered 14% Senior Secured Notes due 2013, or the “new notes,” for any and all of our unregistered 14% Senior Secured Notes due 2013 that were issued in a private offering on July 7, 2009, or the “old notes.” The old notes are, and the new notes will be, jointly and severally guaranteed on a senior secured basis by our parent and each of our existing and future domestic restricted subsidiaries.

Terms of the exchange offer:

•	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see “Material United States Federal Income and Estate Tax Consequences” on page 149 for more information.

•	We will not receive any proceeds from the exchange offer.

•	The exchange notes are substantially identical to the original notes, except that the exchange notes will be registered under the Securities Act of 1933, as amended, or the “Securities Act,” and will not bear any legend restricting their transfer.

•	We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

•	The exchange offer expires at 5:00 p.m., New York City time, on November 9, 2009.

See “Risk Factors” beginning on page 18 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 8, 2009.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge to note holders upon written or oral request at the following address or phone number: 5660 Katella Avenue, Suite 100, Cypress, California 90630, telephone: (562) 346-1200, Attn: Steven Tanner. To obtain timely delivery, note holders must request the information no later than 5 business days before the expiration of the exchange offer on November 9, 2009.

You should rely only on the information contained in this document or to which we have referred you. See “Where You Can Find Other Information.” We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

Each broker dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker dealer as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker dealer for use in connection with any such resale. See “Plan of Distribution.”

FORWARD LOOKING STATEMENTS

This prospectus includes “forward looking statements.” Forward looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” or “could” or words or phrases of similar meaning. They may relate to, among other things:

•	our liquidity and capital resources;

•	legal proceedings and regulatory matters;

•	food-borne illness incidents;

•	increases in the cost of ingredients;

•	our dependence upon frequent deliveries of food and other supplies;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our ability to compete successfully with other casual dining restaurants;

•	our ability to expand; and

•	anticipated growth in the restaurant industry and our markets.

These forward looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward looking statements to reflect events or circumstances occurring after the date of this prospectus.

NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA and the ratios related thereto, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

Our measurement of EBITDA and Adjusted EBITDA and the ratios related thereto may not be comparable to similarly titled measures of other companies and is not a measure of performance calculated in accordance with GAAP. We have included information concerning EBITDA and Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as one measure of a company’s historical ability to service debt. For a presentation of net income (loss) as calculated under GAAP and reconciliation to our EBITDA and Adjusted EBITDA, see “Summary Consolidated Historical Information”

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and

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surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

TRADEMARKS AND SERVICE MARKS

We own or have the rights to various trademarks, copyrights and trade names used in our business, including El Torito, El Torito Grill, Chevys Fresh Mex, and Acapulco, among others. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties’ trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

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SUMMARY

This summary highlights certain information concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in “Risk Factors” before deciding to invest in the notes. Except as otherwise indicated, in this prospectus, “Real Mex,” the “Company,” “we,” “us” and “our” refer to Real Mex Restaurants, Inc. and its consolidated subsidiaries. References to “our restaurants” refer to Company-operated restaurants only. All references in this prospectus to the issuer are to Real Mex Restaurants, Inc. The term “LTM Period” refers to the 52-week period ended June 28, 2009.

The Exchange Offer

On July 7, 2009, we issued and sold $130.0 million aggregate principal amount of our 14% Senior Secured Notes Due 2013, referred to as the “old notes.” In connection with that sale, we entered into a registration rights agreement with the initial purchaser of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $130.0 million aggregate principal amount of our new 14% Senior Secured Notes Due 2013, referred to as the “new notes” or the “exchange notes,” the issuance of which has been registered under the Securities Act, for a like aggregate principal amount of our old notes. You are entitled to exchange your old notes for new notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the “exchange offer.” We urge you to read the discussions under the headings “The Exchange Offer” and “The New Notes” in this Summary for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the “notes.”

Our Company

We are the largest full service Mexican casual dining restaurant operator in the United States. As of June 28, 2009, we had 224 restaurants system-wide, consisting of 189 Company-operated units, of which 155 were located in California with the remainder located in 12 other states, primarily under the trade names El Torito Restaurant, Chevys Fresh Mex and Acapulco Mexican Restaurant Y Cantina. In addition, we franchise 27 domestic Chevys Fresh Mex restaurants and eight international El Torito restaurants. Our restaurants offer a large variety of traditional, innovative and authentic Mexican dishes and a wide selection of alcoholic beverages at moderate prices, seven days a week for lunch and dinner, as well as Sunday brunch. Our restaurant concepts feature fresh, high quality and flavorful foods, served in casual atmospheres. Our other major subsidiary, Real Mex Foods, Inc., referred to as “Real Mex Foods,” provides purchasing and distribution services for our restaurant operations and manufactures specialty products for sale to more than 100 outside customers. For the LTM Period, we generated revenues and Adjusted EBITDA of $528.1 million and $39.8 million, respectively.

Our Restaurant Concepts

We have three separate concepts, each providing our customers with different flavor profiles and atmospheres. Our restaurants appeal to a wide variety of consumers across different ethnic, age and income demographics. Our three concepts are geographically diversified and experience minimal overlap.

El Torito and El Torito Grill (approximately 42% of LTM Period restaurant revenues). Founded in 1954, El Torito has been a pioneer in the full service, casual dining Mexican restaurant segment in California. As of June 28, 2009, we operated 81 El Torito restaurants, including nine El Torito Grill restaurants and two Sinigual restaurants. Our El Torito concept is the largest full service Mexican casual dining restaurant chain in California and features authentic regional specialties created by our executive chef, Pepe Lopez. El Torito restaurants are dedicated to fresh, quality ingredients and authentic, made-from-scratch Mexican cuisine, including sizzling fajitas, hand-made tamales and traditional Mexican combination platters. In the El Torito concept, we strive to increase traffic in the traditionally slower day-parts of early evening and weekday through Happy Hour offers and specialty theme menus. During Happy Hour, guests enjoy value priced appetizers and drinks. Our Pronto Lunch menu offers our time-sensitive guests value priced entrées. We stimulate incremental traffic with value promotions such as our longstanding Tacorito Tuesday programs where guests may enjoy grilled chicken, steak or carnitas tacos in the cantina. Lunch and dinner entrées range in price from $8.99 to $17.99, with an average dining room check per guest of $15.06 for the LTM Period.

El Torito restaurants are primarily free standing buildings, modeled after traditional Mexican haciendas. The restaurants average approximately 8,800 square feet with average seating for approximately 306 guests. All of the El Torito properties are leased.

El Torito Grill, or Sinigual in markets outside of Southern California, is our upscale concept with a warm, upbeat atmosphere and contemporary Mexican cuisine. Lunch and dinner entrées range in price from $8.99 to $19.99, with an average dining room check per guest of $16.55 for the LTM Period.

Chevys (approximately 38% of the LTM Period restaurant revenues). Chevys was founded in Alameda, California in 1986. As of June 28, 2009, we operated 68 Company-owned restaurants and franchised 27 restaurants. This concept is the second largest full service, Mexican casual dining restaurant chain in California. Chevys is a comfortable yet high-energy restaurant concept that prides itself on the concept of “fresh” (“no cans in the kitchen”) and making many of its items from scratch, offering guests an array of freshly prepared Mexican dishes in an ultra-casual atmosphere. A signature item of Chevys is its fresh tortilla maker called “El Machino.” El Machino is prominently featured in the dining room and helps reinforce the Company’s commitment to freshness. Our Chevys concept offers an extensive variety of Mexican dishes, including traditional enchiladas, burritos and tacos, as well as a variety of combination platters. The food menu is complemented by a full bar with a wide selection of margaritas and an assortment of Mexican and American beers. Lunch and dinner entrees range in price from $8.99 to $22.99, with an average dining room check per guest of $14.36 for the LTM Period.

Chevys restaurants are primarily freestanding and located in high-traffic urban and suburban areas. Chevys restaurants average approximately 7,800 square feet with average seating for approximately 327 guests in the dining room and cantina. The restaurant design is cantina-style with a vibrant, ultra-casual layout. All of the Chevys properties are leased.

Acapulco (approximately 15% of the LTM Period restaurant revenues). The first Acapulco restaurant opened in Pasadena, California in 1960. As of June 28, 2009, we operated 32 Acapulco restaurants. This concept is the third largest full service, Mexican casual dining restaurant chain in California. Our Acapulco concept offers California style Mexican food featuring traditional favorites as well as seafood specialties such as grilled halibut, shrimp and crab entrees. Acapulco benefits from long-standing value oriented day-part programs designed to drive incremental traffic during slow periods. Beginning with Sunday brunch, guests can indulge in a champagne brunch with a variety of fresh soups, chilled salads, a taco bar with handmade tortillas, a made to order taco bar and a variety of traditional Mexican favorites. Weekday value promotions include Happy Hour, Margarita Mondays, and a lunch buffet for time sensitive guests. Acapulco also features a host of specialty drinks, including our signature Acapulco Gold Margarita. Lunch and dinner entrees range in price from $5.99 to $17.99 with an average dining room check per guest of $14.92 for the LTM Period.

Acapulco restaurants are primarily freestanding and located in high-traffic urban and suburban areas. Acapulco restaurants average approximately 8,500 square feet with average seating for approximately 240 guests. Many locations have attractive outdoor patios. Acapulco currently uses three models for restaurant decor: Hacienda, Aztec and Resort. A consistent appearance is achieved through similar exterior signage and the use of Mexican furnishings and vibrant primary color schemes in interior design throughout. All Acapulco restaurants. All but one of the properties are leased.

Other Restaurant Concepts (approximately 5% of the LTM Period restaurant revenues). As of June 28, 2009, we operated eight additional restaurant locations, all of which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; and Who-Song & Larry’s. We acquired most of these restaurants with the acquisition of El Torito Restaurants, Inc.

Our Real Mex Foods Subsidiary

Founded in 1970, our Real Mex Foods subsidiary provides purchasing and distribution services for the restaurant operations and manufactures specialty products for sales to outside customers. Real Mex Foods has built significant expertise in the procurement, manufacturing, distribution, and product development of Mexican foods and has emerged as a premier Hispanic foodservice provider in California. Headquartered in Buena Park, California, Real Mex Foods operates two distribution centers as well as a new, state-of-the-art 101,000 square foot manufacturing facility in Vernon, California which has substantial capacity for growth.

Real Mex Foods provides a one-stop source of supply needs to our restaurants on the West Coast and coordinates purchasing for all non-West Coast U.S. restaurants. Our relationship with Real Mex Foods generates significant purchasing economies of scale and ensures quality and consistency across our entire store base. This enables our restaurant managers to spend more time focusing on operations, without the burden of purchasing and supply management.

In addition to the internal benefits it provides, Real Mex Foods has an attractive customer base with deep relationships in the quick service restaurant, or “QSR,” casual dining, retail, and foodservice channels. Real Mex Foods’ custom manufacturing and research and development, or “R&D,” capabilities provide quality Mexican food products to leading QSR brands such as El Pollo Loco, Rubio’s, and Baja Fresh in addition to private label products for leading retailers such as Trader Joe’s, Costco and Albertsons and a proprietary line of entrées under the Real Mex Foods label. Real Mex Foods’ external sales grew to $41.3 million in the LTM Period from $9.9 million in fiscal year 2004, representing a compound annual growth rate of approximately 37.3% and accounting for approximately 7.8% of our LTM Period total revenues.

Our Competitive Strengths

Leading Operator with Local Appeal. We are the largest operator of Mexican casual dining restaurants in the U.S. and our El Torito, Chevys and Acapulco concepts are ranked #1, #2 and #3 in market share, respectively, in California. While there is minimal overlap of our concepts due to differing geographic concentrations, the high market density and long operating history of each concept creates a strong brand identity and marketing efficiencies not available to our national and “mom and pop” Mexican restaurant competitors. We believe our brands appeal to a wide demographic and will continue to benefit from the growing demand for fresh, authentic Mexican food and a fun, festive dining experience.

Compelling Demographic Trends and Long-Term Industry Dynamics. According to the U.S. Census Bureau, California is expected to grow from 33.8 million people in 2000 to 46.4 million people by 2030, the second largest incremental population increase of any state in the U.S. In addition, the U.S. Census Bureau projects the Hispanic population, which accounts for approximately 31% of our total restaurant revenue, to be the fastest growing demographic in the U.S., more than doubling in size from 35.3 million people in 2000 to 73.0 million people by 2030. We expect to benefit from these long-term demographic trends as we believe the Hispanic influence on dining trends will continue to grow in tandem with population growth.

Our restaurants are positioned to benefit from the long-term trend of increased expenditure on food consumed away from home. According to the USDA Economic Research Service, dollars spent on food away from home was 49% of total dollars spent on food in 2007, and is expected to reach 52% of total dollars spent on food by 2015. Additionally, our Real Mex Foods subsidiary is uniquely positioned to benefit and grow as a result of consumers increasing demand for convenient, home meal replacement solutions through the manufacture of packaged entrées sold through the grocery and club store channels and proprietary products developed for quick service restaurants.

Fresh, Authentic, Mexican Food. Our food and beverage offerings range from guest favorites such as sizzling fajitas, hand-made tamales and traditional Mexican combination platters to authentic regional specialties created by our executive chef. Our executive chef makes regular visits to many regions of Mexico to identify new flavors and recipes, and introduces distinct dishes to our restaurant guests. We believe that these freshly prepared made-from scratch items underscore our authenticity. We prepare all our recipes with fresh, high quality ingredients, from our salsa to our sizzling fajitas. El Torito is known for tableside preparations, including our most popular appetizer, our guacamole, which is made to our guests’ specifications at their table. Our food is complemented by a variety of specialty drinks, including our Cadillac Margarita. We believe the breadth of our menus, which feature distinctive specialty dishes and a variety of price points, coupled with our consistent execution of food quality and service creates a favorable positioning to our “mom and pop” competitors.

Well Maintained Store Base and Limited Future Capital Requirements. We have consistently invested in our restaurants in an effort to uphold their image as attractive, well maintained concepts. Over the last four years, we have invested significant discretionary capital in our restaurants to maintain a fresh and comfortable dining experience which we believe sets us apart from our competitors. Furthermore, because we have no new restaurants or remodeling projects currently planned, we believe our modest ongoing capital expenditure requirements enhance our ability to generate free cash flow.

Internal Production, Purchasing and Distribution Facilities. We centralize purchasing and distribution for the majority of our raw ingredients, fresh products and alcoholic beverages through two facilities located in Buena Park and Union City, California and manufacture food products through a facility in Vernon, California. The purchasing and distribution facilities, encompassing approximately 67,000 square feet in Buena Park and 54,000 square feet in Union City enable us to order and deliver food items and ingredients on a timely basis. We are able to leverage our purchasing power and reduce delivery costs, contributing to our restaurant gross margins. Our manufacturing facility, encompassing approximately 101,000 square feet, produces certain high volume items for our Acapulco restaurants including soups, baked goods and sauce bases, enabling us to maintain food quality and consistency while reducing costs. This facility also manufactures specialty products for sales to more than 100 outside customers, marketed under the Real Mex Foods label as well as co-packaged products under other branded names. All three facilities have additional capacity to allow for growth in our distribution operations and production for outside customers.

Proven Management Team with New and Experienced Leadership. We are led by a strong management team with extensive experience in all aspects of restaurant operations. Our management team has an average of more than 30 years of experience in the restaurant industry. We recently hired industry veteran Dick Rivera as our President, CEO and Chairman. Mr. Rivera brings us more than 38 years of management experience in the restaurant and food service industries. Prior to joining Real Mex, Mr. Rivera served as Vice Chairman, President and Chief Operating Officer of Darden Restaurants in addition to various other executive positions at RARE Hospitality, Chart House, Applebee’s, TGI Fridays, El Chico, Del Taco and Steak & Ale. Mr. Rivera also served as Chairman of the National Restaurant Association from June 2007 to May 2008 and has been a board member since 1993. Mr. Rivera is joined by a very talented and tenured senior management team and board of directors with considerable experience in the restaurant and food industry.

Service. We train our servers to follow a service program designed to achieve fast and consistent service while also promoting a casual and festive atmosphere. Our service program outlines procedures, such as the server’s first approach to the guest, product recommendations throughout the visit, timing and manner of food delivery, plate clearing, payment processing, and bidding the guest farewell. Throughout the day, managers are responsible for generating energy and enthusiasm throughout their restaurants by circulating and visiting with guests at their tables. Our primary goal is to ensure that every guest leaves fully satisfied, thereby promoting repeat visits.

Business Strategy

Our primary business objective is to increase profitability through same store sales growth and restaurant level margin improvements, identified reductions in overhead costs, and continued growth in outside sales by Real Mex Foods.

Drive Same Store Sales through Revamped Product Offering and Redesigned Marketing Efforts. We recently launched a major initiative targeted at improving our menu development strategy and our marketing program to drive incremental traffic into our restaurants. After months of extensive research and analysis, we developed new menus and a new comprehensive marketing approach for each of our concepts.

•	Our menu development strategy consisted of extensive competitive research, the design of new product offerings that would be profitable while still reasonably priced and our commitment to authentic flavors inspired by research in Mexico. After rigorous development, we have launched new menus in each of our concepts, introducing new distinctive items without sacrificing margins. We have made an effort to fill missing price points such as adding a Tilapia entrée at $12.49 that complements our $16.49 Halibut entrée, as well as entrées for less than $10.00 and appetizers for less than $8.00. We believe the introduction of our recently reengineered menus will substantially enhance our value image to our guests and differentiate us from our competitors. In addition, we made select price investments in items that drive price perception such as combinations, fajitas and soup/salads.

•	We believe that our new comprehensive marketing approach will significantly improve traffic while not increasing expenses. We have reduced spending in less efficient coupon based free standing inserts, or “FSIs,” and reallocated the funds towards new campaigns in print, radio and television. We have also launched three new promotional events to build sales on important dates throughout the year. Many of our units now offer improved specific in-store elements that reinforce the fresh, fun and festive attributes of the brand including kitchen tours and table side preparations. In addition, we are rebuilding our local store marketing capabilities where we believe we have a competitive advantage versus independent operators and national chains.

Cost Cutting Initiatives. We estimate that we have eliminated approximately $10 million in annual costs through various cost cutting initiatives. Our management team has analyzed all aspects of our operations and is implementing the following cost cutting initiatives:

•	Controlling variable store operating expenses by managing food and beverage costs and our hourly and salaried labor more efficiently without sacrificing the guest experience.

•	Eliminating approximately $5 million in general and administrative expenses through headcount reductions and reduced programs and activities spending.

•	Eliminating approximately $3 million in excess costs at the store level by renegotiating cleaning and maintenance contracts and eliminating inefficiencies through training.

•	Focusing on energy conservation at the store level to manage restaurants in a more efficient and environmentally friendly manner, generating savings of up to $1 million annually.

•	Hiring a third-party to assist in negotiations with our landlords to receive rent concessions on our underperforming restaurants. We anticipate rental expense reductions of more than $1 million annually.

Growth in Outside Sales by Real Mex Foods. In addition to serving as the proprietary foods procurement, manufacturing, product development and distribution operation for our restaurants, our Real Mex Foods subsidiary leverages its scale and expertise through the development, manufacture and distribution of proprietary Mexican food products to more than 100 outside customers. We currently sell directly to, or package for quick service and casual dining restaurants, amusement parks, club stores, and food service, retail, vending and institutional customers. We believe there are substantial opportunities to expand Real Mex Foods’ product offerings, build upon relationships with existing customers, increase shelf space and enter new retail channels. To support this growth, in 2008 we moved into our new state-of-the-art 101,000 square foot manufacturing facility, which we believe will support up to $200 million in outside sales with minimal capital required for equipment as we expand.

•	Real Mex Foods’ custom manufacturing and R&D capabilities provide quality Mexican food products to leading quick service restaurant operators seeking to outsource the development and procurement of unique, high quality products at a lower cost than they could do themselves. We believe there is a strong opportunity to increase the sale of existing products through additional restaurant operators and have an existing pipeline of products for new customers.

•	We manufacture proprietary products under other branded company names through co-package and license agreements. We believe there is a significant opportunity to expand the retail sales of co-package and license products through expanded sales of existing products through new retail channels, increasing the number of products manufactured for existing customers and adding new customers. We currently have several new products in the pipeline for both new and existing customers and believe there are significant opportunities to expand the sale of existing products through new retail channels.

•	In addition, we manufacture and sell a proprietary line of packaged multi-serve entrées including premium quality burritos, enchiladas and tamales under the Real Mex Foods label, in more than 600 retail supermarkets. We have developed a line of single-serve entrées that are expected to be in production in the third quarter, targeting smaller households. We believe the introduction of this single-serve line will increase our shelf-space and overall sales. We also plan to expand our retail sales by adding the Safeway family of supermarkets to our distribution network in 2009.

Expansion of the Chevys Franchise Network. We currently have 10 franchisees operating 27 franchised Chevys restaurants in 12 states. We believe that Chevys’ “Fresh Mex” flavor profiles and fun, casual atmosphere have broad appeal and make the concept attractive as a franchise. This is supported by the success of our franchised Chevys locations in the Midwest and on the East Coast. While we are not currently planning to develop new franchise relationships or expand existing franchise relationships, we believe there will be an opportunity to build our franchise system in the next 12 to 24 months as economic conditions improve.

Our Significant Stockholders

Farallon Capital Management, L.L.C. is an investment firm which manages equity capital for institutions, typically endowments and foundations, high net worth individuals, other pooled investment vehicles, and charitable organizations. Farallon Capital Management, L.L.C. invests globally in debt and equity of public and private companies. Founded in 1986, Farallon Capital Management, L.L.C has more than $17 billion in assets under management.

Kohlberg Kravis Roberts & Co. is a leading global alternative asset manager that sponsors and manages funds that make investments worldwide on behalf of public pension funds, university endowments, foundations, and other investors. KKR Asset Management, the evolution of Kohlberg Kravis Roberts & Co.’s fixed income business, is a dedicated asset management platform focused on corporate credit. Established in 1976 with 14 private equity funds and 10 credit vehicles managed to date, Kohlberg Kravis Roberts & Co. has received $60 billion of private equity capital and capital commitments from investors since its founding and completed over 165 transactions with an aggregate enterprise value of more than $420 billion.

Our Structure

The following chart summarizes our current organizational structure.

Corporate Information

We are a Delaware corporation. Our headquarters are located at 5660 Katella Avenue, Suite 100, Cypress, California 90630. Our telephone number is (562) 346-1200 and our websites are located at www.realmexrestaurants.com, www.eltorito.com, www.acapulcorestaurants.com, and www.chevysfreshmex.com. The contents of our websites are not part of this prospectus.

THE EXCHANGE OFFER

On July 7, 2009, we completed an unregistered private offering of the old notes. As part of that offering, we entered into a registration rights agreement with the initial purchaser of the old notes in which we agreed, among other things, to deliver this prospectus to you and to file a registration statement related to the exchange of the old notes for the new notes with the Securities and Exchange Commission, or the “SEC,” on or prior to October 5, 2009, and to cause the registration statement to become effective under the Securities Act on or prior to January 3, 2010. The following is a summary of the principal terms of the exchange offer.

Notes Offered	$130,000,000 aggregate principal amount of 14% Senior Secured Notes Due 2013. The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

The Exchange Offer	We are offering the new notes to you in exchange for a like principal amount of old notes. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on November 9, 2009, or such later date and time to which we extend it. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the SEC, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. If your outstanding notes are held through the Depositary Trust Company, or “DTC,” you may deliver your outstanding notes by book entry transfer.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any new notes that you will receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

• if you are a broker-dealer that will receive new notes for your own account in exchange for the old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

• you are not our “affiliate” as defined in Rule 405 under the Securities Act.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Consequences of Exchanging Old Notes	Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided certain conditions are met. See “The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes.”

Consequences of Not Exchanging Old Notes	If you do not exchange your old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer.

Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer will not be a taxable event for federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

THE NEW NOTES

The summary below describes the principal terms of the notes. The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The section entitled “Description of the Notes” of this prospectus contains a more detailed description of the terms and conditions of the notes and the indenture governing the notes. In this subsection, “we,” “us” and “our” refer only to Real Mex Restaurants, Inc., as issuer of the notes, and not to any of our subsidiaries.

Issuer	Real Mex Restaurants, Inc., a Delaware corporation

Notes Offered	$130,000 in aggregate principal amount of 14% Senior Secured Notes due 2013

Maturity Date	January 1, 2013

Interest Rate	The notes will bear interest at an annual rate of 14%.

Interest Payment Dates	July 1 and January 1 of each year, beginning on January 1, 2010.

Original Issue Discount	The notes may be offered with original issue discount for federal income tax purposes. Accordingly, holders of notes who or that are U.S. persons generally may be required to include original issue discount in income in advance of the receipt of cash attributable to such income. See “Material United States Federal Income Tax Considerations”

Guarantees	The notes will be fully, unconditionally and irrevocably guaranteed jointly and severally on a senior secured basis by our parent, and each of our existing and future domestic restricted subsidiaries (as defined in the indenture).

Ranking	The notes and the guarantees will be our and the guarantors’ senior second priority secured obligations and will be:

• secured on a second-priority basis, by liens on substantially all of our and the guarantors’ assets (other than certain excluded assets), subject to the first priority liens securing our secured revolving credit facility and any other permitted prior liens;

• effectively junior, to the extent of the value of the collateral, to our and the guarantors’ obligations under the secured revolving credit facility, which will be secured on a first-priority basis by substantially the same assets that secure the notes;

• effectively junior to certain permitted prior liens, to the extent of the value of our and the guarantors’ assets subject to those permitted prior liens;

• pari passu in right of payment with all other senior debt of Real Mex, including debt under the secured revolving credit facility and the unsecured revolving credit facility; and

• senior in right of payment to any future subordinated indebtedness of Real Mex, if any.

Collateral	The notes and the guarantees will be secured by a second priority lien on substantially all of our assets and the assets of the guarantors, subject to certain exceptions, which will also secure our senior secured credit facility on a first priority basis. See the section entitled “Description of the Notes—Collateral.”

Intercreditor Agreement	Wells Fargo Bank, National Association, as collateral agent for the holders of the notes, has entered into an intercreditor agreement with General Electric Capital Corporation, as collateral agent under our senior secured revolving credit facility, that will govern the relationship of holders of the notes and the lenders under the senior secured credit facility. See “Description of the Notes—Intercreditor Agreement.”

Optional Redemption	On or after July 1, 2011, we may redeem some or all of the notes at 100% of the notes’ principal amount, plus accrued and unpaid interest up to the date of redemption.

Prior to July 1, 2011, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture governing the notes with the net proceeds of certain equity offerings at 114.0% of their aggregate principal amount, plus accrued and unpaid interest thereon to the date of redemption; provided that at least 65% of the aggregate principal amount of the notes issued under the indenture governing the notes remains outstanding after such redemption. Prior to July 1, 2011, we may redeem some or all of the notes at a “make- whole” premium.

Excess Cash Flow Offer	Within 90 days of the end of each four fiscal quarter period ending on or near December 31, beginning in 2009, the Company must, subject to certain exceptions, offer to repay the notes with 75% of the Excess Cash Flow (as defined herein) from the period, at 100% of the principal amount plus any accrued and unpaid interest and liquidated damages. If the excess cash flow offer is prohibited by the terms of our senior secured revolving credit facility, we will deposit the amount that would have been used to fund the excess cash flow offer into an escrow account. Funds from the escrow account will only be released to the Company to repay borrowings under the senior secured revolving credit facility or to make an excess cash flow offer. Our senior secured revolving credit facility will be secured on a first- priority basis, and the notes will be secured on a second-priority basis, by the funds in the escrow account.

Change of Control Offer	If we undergo a change of control, we will be required to make an offer to each holder to repurchase all or a portion of their notes at 101% of their principal amount, plus accrued and unpaid interest up to the date of repurchase.

Asset Sale Proceeds	If we sell assets outside the ordinary course of business and we do not use the net proceeds for specified purposes, we may be required to use such net proceeds to repurchase the notes at 100% of their principal amount, together with accrued and unpaid interest up to the date of repurchase.

Covenants	The indenture governing the notes will contain certain covenants that, among other things, limit our and our restricted subsidiaries’ ability to:

• incur additional indebtedness or issue certain preferred stock;

• repay certain indebtedness prior to stated maturities;

• pay dividends or make other distributions on, redeem or repurchase, capital stock or subordinated indebtedness;

• make certain investments or other restricted payments;

• enter into transactions with affiliates;

• engage in sale and leaseback transactions;

• issue stock of subsidiaries;

• transfer, sell or consummate a merger or consolidation of all, or substantially all, of our assets;

• change our line of business;

• incur dividend or other payment restrictions with regard to restricted subsidiaries; or

• create or incur liens on assets to secure debt.

These covenants will be subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

No Established Trading Market	The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the notes will develop. If an active or liquid trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Risk Factors

You should carefully consider all of the information in this prospectus prior to exchanging your old notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our summary consolidated historical and as adjusted financial data for fiscal years 2006, 2007 and 2008 and for the unaudited six months ended June 29, 2008 and June 28, 2009 and for the unaudited LTM Period. The consolidated historical and as adjusted financial data is presented for the periods prior to (the “Predecessor Period”) and following (the “Successor Period”) the exchange of our parent holding company’s outstanding borrowings under its unsecured term loan facility for 94.5% of its common stock, which occurred on November 13, 2008 (the “Exchange”). In addition, fiscal year 2006 is presented as the 19 week Predecessor Period from August 21, 2006 to December 31, 2006 and the 34 week Predecessor Period from December 25, 2005 to August 20, 2006 to reflect the merger between the Company and its subsidiary RM Integrated, Inc. (the “Merger”), which occurred on August 21, 2006. See the section entitled “Business” for additional details regarding the Exchange and the Merger. The summary consolidated historical and as adjusted financial data set forth below should be read in conjunction with (i) the sections entitled “Use of Proceeds” and “Capitalization,” each of which are contained elsewhere in this prospectus and (ii) our consolidated financial statements and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The summary consolidated historical financial data as of the end of and for the fiscal years ended 2007 and 2008 have been derived from our consolidated historical financial statements included in this prospectus, which have been audited by Grant Thornton LLP. The summary consolidated historical financial data of the Company for the period from August 21, 2006 to December 31, 2006 and for the period ended December 26, 2005 through August 20, 2006 have been derived from our consolidated historical 2006 statements of operations, stockholders’ equity, and cash flows, for the period indicated and included in this prospectus, which have been audited by Ernst & Young LLP. The summary consolidated historical financial data of the Company as of December 31, 2006 have been derived from our consolidated historical 2006 balance sheet not included in this prospectus, which has been audited by Ernst & Young LLP. The summary consolidated historical financial data for the unaudited six months ended June 29, 2008 and June 28, 2009 have been derived from our consolidated unaudited historical financial statements included in this prospectus, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair presentation of that information for such periods. The financial data presented for the interim periods is not necessarily indicative of the results for the full year.

The summary consolidated financial data for the unaudited LTM Period have been prepared by adding the financial data from our audited consolidated financial statements for the fiscal year ended December 28, 2008 to the financial data from our unaudited condensed consolidated financial statements for the six months ended June 28, 2009 and subtracting the financial data from our unaudited condensed consolidated financial statements for the six months ended June 29, 2008 (each included elsewhere in this prospectus). The results of operations for the LTM Period are not necessarily indicative of the results to be expected for any future period.

The summary consolidated as adjusted financial data set forth below give effect to the sale of the old notes and use of proceeds therefrom to refinance certain of our debt (the “Refinancing Transactions”) as if they had occurred on June 28, 2009. Such data is based on assumptions and is presented for illustrative and informational purposes only and does not purport to represent what our actual financial position or results of operations would have been had the Refinancing Transactions actually been completed on the date or for the periods indicated and is not necessarily indicative of our financial position or results of operations as of the specified date or in the future.

	Predecessor				Successor			LTM
	December 26,	August 21,	Fiscal Year	December 31,	November 14,	Predecessor	Successor	Period
	2005 to	2006 to	Ended	2007 to	2008 to	Six Months Ended		Ended
	August 20,	December 31,	December 30,	November 13,	December 28,	June 29,	June 28,	June 28,
	2006	2006	2007	2008	2008	2008	2009	2009

STATEMENT OF INCOME DATA
Revenue:
Restaurant revenues	$351,591	$179,630	$523,352	$456,587	$52,448	$267,792	$241,821	$483,064
Other revenues	18,358	11,094	38,164	37,110	4,571	20,706	21,210	42,185
Franchise revenues	2,603	1,374	3,675	2,732	297	1,607	1,385	2,807

Total operating revenue	$372,552	$192,098	$565,191	$496,429	$57,316	$290,105	$264,416	$528,056
Costs and expenses:
Cost of sales	$87,388	$46,883	$140,824	$123,878	$14,255	$71,732	$63,614	$130,015
Labor	125,748	67,729	199,843	178,962	21,210	103,745	97,574	194,001
Direct operating and occupancy expense	94,422	51,127	148,088	133,337	14,886	75,113	69,215	142,325
General and administrative expense	18,893	11,414	31,718	25,726	3,219	15,729	12,701	25,917
Depreciation and amortization	12,230	10,323	23,961	21,724	3,750	12,313	16,245	29,406
Legal settlement costs	4,180	19	402	781	15	—	—	796
Merger costs	9,434	307	—	—	—	—	—	—
Pre-opening costs	910	917	2,139	2,342	—	1,335	—	1,007
Impairment of goodwill and intangible assets	—	—	10,000	163,196	—	34,000	—	129,196
Impairment of property and equipment	1,197	—	1,362	5,151	—	1,623	216	3,744

Operating income (loss)	$18,150	$3,379	$6,854	$(158,668)	$(19)	$(25,485)	$4,851	$(128,351)
Interest expense	(16,005)	(10,481)	(19,326)	(16,407)	(4,108)	(9,238)	(18,237)	(29,514)
Other income (expense), net	642	(1,136)	1,670	2,014	24	699	310	1,649

Income (loss) before income tax provision	2,787	(8,238)	(10,802)	(173,061)	(4,103)	(35,024)	(13,076)	(156,216)
Income tax provision (benefit)	1,307	(3,191)	12,744	52	—	17	6	41

Net income (loss) before redeemable preferred stock accretion	1,480	(5,047)	(23,546)	(173,113)	(4,103)	(34,041)	(13,082)	(156,257)
Redeemable preferred stock accretion	(10,126)	—	—	—	—	—	—	—

Net loss attributable to common stockholders	(8,646)	(5,047)	(23,546)	(173,113)	(4,103)	(34,041)	(13,082)	(156,257)
CASH FLOW DATA
Net cash provided by (used in) operating activities	$30,458	$(3,419)	$25,430	$17,729	$7,186	$19,748	$12,598	$17,765
Net cash used in investing activities	(15,885)	(10,495)	(28,415)	(23,583)	(756)	(14,008)	(3,410)	(13,741)
Net cash (used in) provided by financing activities	(174)	(12,646)	2,598	4,948	(5,748)	(5,780)	(7,330)	(2,350)
OTHER FINANCIAL DATA
Rent expense	$30,003	$14,893	$45,369	$41,935	$4,997	$23,485	$24,273	$47,720
Capital expenditures	15,885	10,495	34,404	23,332	736	14,047	3,082	13,103
EBITDA(2)(3)	42,547	14,431	45,949	35,764	3,741	24,680	21,790	36,615
Adjusted EBITDA(2)(3)	46,330	13,127	48,431	37,992	4,394	26,091	23,543	39,838

							(Dollars in thousands)

						LTM Period
	Fiscal Year Ended(1)			Six Months Ended		Ended
	December 31,	December 30,	December 28,	June 29,	June 28,	June 28,
	2006	2007	2008	2008	2009	2009

RESTAURANT DATA
System same store sales (%)	0.0%	1.3%	(2.3)%	0.6%	(10.7)%	(8.3)%
Average sales per restaurant	$2,815	$2,794	$2,731	$1,442	$1,285	$2,562
Average dining room check—El Torito	$13.94	$14.85	$15.39	$15.45	$14.84	$15.06
Average dining room check—Chevys	$13.24	$13.58	$14.37	$14.35	$14.29	$14.36
Average dining room check—Acapulco	$14.38	$14.51	$15.17	$15.17	$14.67	$14.92

(Dollars in thousands, except average dining room check)

	As of	As of	As of	As of	As of
	December 31,	December 30,	December 28,	June 29,	June 28,
	2006	2007	2008	2008	2009

RESTAURANTS OPEN (AT PERIOD END)
Company-operated restaurants	195	188	190	189	189
Franchised restaurants	49	41	35	38	35

Total	244	229	225	227	224

	As of	As of	As of	As of	As of
	December 31,	December 30,	December 28,	June 29,	June 28,
	2006	2007	2008	2008	2009

BALANCE SHEET DATA
Cash and cash equivalents	$2,710	$2,323	$2,099	$2,283	$3,957
Property equipment, net	90,802	96,179	110,505	99,058	98,275
Total assets	450,872	434,455	298,328	403,328	284,492
Total secured debt(2)	118,457	120,844	96,171	111,317	95,652
Total debt(2)	183,905	186,187	161,813	177,359	161,849
Total stockholders’ equity	184,077	163,113	23,044	134,498	10,857

(Dollars in thousands)

	As of and for
	LTM Period
	Ended
	June 28,
	2009

AS ADJUSTED DATA
Cash and cash equivalents	$2,835
Senior secured debt(3)	118,701
Total debt(3)	144,899
Cash interest expense	19,286
Senior secured debt to Adjusted EBITDA(4) ratio	3.0	x
Total debt to Adjusted EBITDA(4) ratio	3.6	x
Adjusted EBITDA(4) to cash interest expense	2.1	x

(1)	Our fiscal year consists of 52 or 53 weeks and ends on the last Sunday in December of each year. Fiscal year 2006 is comprised of 53 weeks and fiscal years 2007 and 2008 are comprised of 52 weeks.

(2)	Net of unamortized debt discount/premium on the existing senior secured notes.

(3)	Net of $13.0 million original issue discount on the notes issued in the Refinancing Transaction.

(4)	EBITDA, as used herein, represents net income attributable to common stockholders plus (i) income tax provision (benefit), (ii) interest expense, (iii) depreciation and amortization, (iv) impairment of goodwill and intangible assets, (v) redeemable preferred stock accretion, (vi) pre-opening costs, (vii) merger transaction costs and (viii) (gain)/loss on asset disposal. We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors as one measure of a company’s historical ability to service debt. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional indications of an issuer’s operating performance or liquidity.

Adjusted EBITDA, as used herein represents EBITDA before (i) FASB rent expense adjustment, (ii) management fees, (iii) Chevys acquisition costs, (iv) asset disposal costs, (v) legal expenses, (vi) RMF litigation expenses, (vii) severance and search costs and (viii) 53rd week adjustment and other adjustments. We consider Adjusted EBITDA to be an important measure of performance from core operations because Adjusted EBITDA excludes various income and expense items that we believe are not indicative of our operating performance. We believe that Adjusted EBITDA is useful to investors in evaluating our ability to incur and service debt, make capital expenditures and meet working capital requirements. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance compared to that of other companies in the same industry, as the calculation of Adjusted EBITDA eliminates, among other things, the effects of financing and other transactions and costs and the accounting effects of capital spending, all of which may vary from one company to another for reasons unrelated to overall operating performance. Our calculation of Adjusted EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies. Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP and accordingly should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional indications of a company’s operating performance or liquidity. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Predecessor				Successor			LTM
	December 26,	August 21,	Fiscal Year	December 31,	November 14,	Predecessor	Successor	Period
	2005 to	2006 to	Ended	2007 to	2008 to	Six Months Ended		Ended
	August 20,	December 31,	December 30,	November 13,	December 28,	June 29,	June 28,	June 28,
	2006	2006	2007	2008	2008	2008	2009	2009

Net loss attributed to common stockholders	$(8,646)	$(5,047)	$(23,546)	$(173,113)	$(4,103)	$(34,041)	$(13,082)	$(156,257)
Income tax provision (benefit)	1,307	(3,191)	12,744	52	—	17	6	41
Interest expense	16,005	10,481	19,326	16,407	4,108	9,238	18,237	29,514
Depreciation and amortization	12,230	10,323	23,961	21,724	3,750	12,313	16,245	29,406
Impairment of goodwill and intangible assets	—	—	10,000	163,196	—	34,000	—	129,196
Redeemable preferred stock accretion	10,126	—	—	—	—	—	—	—
Pre-opening costs	910	917	2,139	2,342	—	1,335	—	1,007
Merger transaction costs	9,434	307	840	406	(28)	225	150	303
(Gain)/Loss on asset disposal	1,181	641	485	4,750	14	1,593	234	3,405

EBITDA	$42,547	$14,431	$45,949	$35,764	$3,741	$24,680	$21,790	$36,615
FASB rent expense adjustment(a)	598	211	1,907	1,321	183	736	960	1,728
Management fees(b)	436	173	500	445	3	250	—	198
Chevys acquisition(c)	(617)	(169)	—	—	—	—	—	—
Asset disposal(d)	(200)	—	(933)	(1,239)	—	(432)	—	(807)
Legal(e)	3,628	627	542	831	(6)	480	33	378
RMF litigation(f)	—	—	—	800	—	364	—	436
Severance and search costs(g)	—	—	448	285	473	93	—	665
53rd week(h)	—	(2,500)	—	—	—	—	—	—
Other adjustments(i)	(62)	354	17	(215)	—	(80)	760	625

Adjusted EBITDA	$46,330	$13,127	$48,431	$37,992	$4,394	$26,091	$23,543	$39,838

							(Dollars in thousands)

(a)	Represents non-cash rent expense to straight-line leases that have automatic increases through the lease term.

(b)	Management fee paid to sponsors.

(c)	Gain on purchase price adjustment accrual in excess of actual costs associated with the Chevys acquisition.

(d)	Includes gain on sale of Fuzio brand, management fees required from Fuzio store that could not be transitioned, gain from sale of Ventura property, and lease termination income.

(e)	Includes legal expense adjustment, legal fees and litigation escrow, as the Company was required to book expense for litigation despite it being reimbursed by former owners.

(f)	Represents litigation costs associated with the move from the Santa Fe Springs processing facility.

(g)	Includes severance costs and costs associated with CEO search.

(h)	Represents the impact of the 53rd operating week in fiscal 2006.

(i)	Includes deferred landlord contribution, landlord lawsuit settlement, a termination fee to close unit and professional fees paid in shares of common stock of RM Restaurant Holding Corp., our parent company.

RISK FACTORS

An investment in the notes involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before deciding whether to exchange your old notes in the exchange offer. If any of the following risks actually occur, our business, financial condition, operating results and/or cash flows could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest and principal on the notes.

Risks Related to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness, including obligations under capital leases and unamortized debt discount. As of June 28, 2009, after giving pro forma effect to our offering of the old notes and the application of the net proceeds therefrom, we would have had approximately $144.9 million of total debt outstanding, of which $118.7 million would have been secured. Subject to restrictions in the indenture and our senior secured and unsecured credit facilities, we may incur additional indebtedness. Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

•	it may be more difficult for us to satisfy our financial obligations, including with respect to the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness as well as to fund excess cash flow offers on the notes, which will reduce the funds available to use for operations and other purposes;

•	all of the indebtedness outstanding under our senior secured credit facility will have a prior ranking claim on substantially all of our assets, and all of the indebtedness outstanding under our other secured debt (like equipment financing) will have a prior ranking claim on the underlying assets;

•	our ability to fund a change of control offer may be limited;

•	our ability to borrow additional funds may be limited;

•	our high level of indebtedness could place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	we may be restricted from making strategic acquisitions or exploiting other business opportunities; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

We expect to use cash flow from operations to pay our expenses and scheduled interest and principal payments due under our outstanding indebtedness, including the notes. Our ability to make these payments thus depends on our future performance, which is affected by financial, business, economic and other factors, many of which we cannot control. The economic downturn has negatively impacted our cash flow and has decelerated our growth plans. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay or pay interest on our indebtedness, including the notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then-existing debt (including the notes), sell assets or borrow more money. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including the indenture and our senior secured and unsecured credit facilities, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect the value of the notes and our ability to pay the amounts due under the notes.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

After giving pro forma effect to our offering of the old notes and the application of the net proceeds therefrom, as of June 28, 2009, we would have had approximately $15.0 million of revolving credit availability under our senior secured credit facility. We and our subsidiaries may also be able to incur substantial additional indebtedness in the future. The terms of the indenture and the senior secured and unsecured credit facilities do not fully prohibit us or our subsidiaries from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us, subject to any collateral securing the notes. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Description of Certain Indebtedness—Senior Secured Credit Facility,” and “—Senior Unsecured Credit Facility.”

We are a holding company and, therefore, our ability to make payments under the notes and service our other debt depends on cash flow from our subsidiaries.

We are, and are required under the indenture to remain, a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we will depend on distributions or other intercompany transfers of funds from our subsidiaries to make payments under the notes and service our other debt. Distributions and intercompany transfers of funds to us from our subsidiaries will depend on:

•	their earnings;

•	covenants contained in agreements to which we or our subsidiaries are or may become subject, including our senior secured and unsecured credit facilities and the notes;

•	business and tax considerations; and

•	applicable law, including laws regarding the payment of dividends and distributions.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions and/or payments will be adequate to pay any amounts due under the notes or our other indebtedness.

Our senior secured and unsecured credit facilities and the indenture for the notes impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our senior secured and unsecured credit facilities and the indenture for the notes impose, and future debt agreements may impose, significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including the notes) prior to stated maturities;

•	pay dividends on, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	create or incur liens;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	enter into certain transactions with affiliates;

•	sell stock in our subsidiaries;

•	restrict dividends, distributions or other payments from our subsidiaries; and

•	otherwise conduct necessary corporate activities.

In addition, our senior secured and one of our unsecured credit facilities require us to maintain compliance with specified financial covenants.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the notes.

We may not be able to satisfy our obligations to holders of the notes upon a Change of Control or in connection with an Excess Cash Flow Offer or Asset Sale Offer.

Upon the occurrence of a Change of Control, as defined in the indenture, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase, unless we have given a prior redemption notice. See “Description of the Notes—Change of Control.” In addition, upon our accumulation of certain levels of excess cash flow, we will be required to offer to purchase the notes at a price equal to 100% of the principal amount thereof, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase, unless we have given a prior redemption notice. See “Description of the Notes—Excess Cash Flow Offer.” Furthermore, if we sell assets and we do not use the net proceeds for specified purposes, we will be required to use such net proceeds to offer to repurchase the notes at 100% of the principal amount thereof, plus accrued and unpaid interest up to the date of repurchase. See “Description of the Notes - Asset Sale Offer.”

We cannot assure you that, if a change of control, excess cash flow or asset sale offer is made, we will have available funds sufficient to pay the purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the offer or that we will be permitted under the terms of our other indebtedness to make such offers and, accordingly, none of the holders of the notes may receive the purchase price for their notes. Our failure to make or consummate the change of control, excess cash flow or asset sale offer or pay the relevant purchase price when due will give the trustee and the holders of the notes the rights described in “Description of the Notes—Events of Default.”

In addition, the events that constitute a change of control under the indenture may also be events of default under our senior secured and unsecured credit facilities or other obligations we incur in the future. These events may permit the lenders under our senior secured and unsecured credit facilities to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our assets, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

The notes will be structurally subordinated to indebtedness and other liabilities of any non-guarantor subsidiaries.

The notes will be structurally subordinated to the indebtedness and other liabilities (including trade payables) of any non-guarantor subsidiary, and holders of notes will not have any claim as a creditor against any non-guarantor subsidiary. In addition, the indenture under which the notes will be issued will permit, subject to certain limitations, non-guarantor subsidiaries to incur additional indebtedness and will not contain any limitations on the amount of liabilities (such as trade payables) that may be incurred by them.

The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes. The collateral securing the notes is subject to first priority liens, and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior secured credit facility, to the extent of the value of the assets securing that indebtedness.

The collateral securing the notes is subject to a first priority claim in favor of certain of our other indebtedness, including our senior secured credit facility, which must be paid in full before the collateral can be used to pay the notes. Indebtedness under our senior secured credit facility and certain other senior secured indebtedness that we may incur in the future, referred to in this prospectus as priority lien debt, is and will be secured by a first priority lien on substantially all of our tangible and intangible assets, with certain exceptions. In addition, under the indenture certain other permitted prior liens may rank ahead of the second priority liens securing the notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the assets that are pledged as collateral securing both the first priority claims and/or the claims secured by other permitted prior liens and the notes must first be used to pay the first priority claims and any claims secured by other permitted prior liens in full before making any payments on the notes.

In addition, the notes are secured by our assets only to the extent those assets constitute “collateral” under the security documents. Not all of our and our subsidiaries’ assets will be “collateral.” Subject to limited exceptions, the notes will not be secured by, among other assets, any of the following assets that we currently own or may acquire in the future:

•	any agreement or contract the terms of which prohibit, or would be breached by, the grant of a security interest therein to secure the notes, if (i) the prohibition is legally enforceable and (ii) after using commercially reasonable efforts, we have been unable to amend the agreement or contract to remove the offending terms;

•	money and letters of credit rights that are not supporting obligations;

•	any deposit accounts that have been pledged to secure priority lien obligations, if, after using commercially reasonable efforts, we have been unable to obtain perfected liens on those accounts;

•	any foreign intellectual property or automobiles, vehicles or the like in which a security interest cannot be perfected by the filing of a Uniform Commercial Code financing statement;

•	any other assets in which a security interest cannot be perfected by the filing of a Uniform Commercial Code financing statement, so long as the aggregate fair market value of those assets is not more than $1.0 million at any time;

•	any leased real property;

•	the voting stock of any foreign subsidiary in excess of 65% of the outstanding voting stock of that foreign subsidiary; and

•	while any priority lien obligations remain outstanding, any other assets that have not been pledged to secure priority lien obligations, so long as the aggregate fair market value of those assets is not more than $500,000 at any time.

Absent the Intercreditor Agreement between the trustee for the note holders under the indenture and the administrative agent for the lenders under our senior secured credit facility, the failure by the lenders under the senior secured credit facility to perfect their liens on the collateral properly might have allowed the security interests that secure the notes to assert first priority. The Intercreditor Agreement, however, bars the noteholders from asserting such priority. In addition, to the extent that third parties, including lenders under any credit facility, hold liens on the collateral, such third parties will have rights and remedies with respect to the assets or property subject to such liens that, if exercised, could adversely affect the value of the collateral.

No appraisal of the value of the collateral has been made in connection with this offering and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. However, we believe that the book value of our tangible assets will be less than our secured indebtedness on a pro forma basis and we cannot assure you that liquidating the collateral securing the notes would be likely to produce proceeds in an amount sufficient to pay all or any amounts due on the notes, after first satisfying our obligations in full under our senior secured credit facility and any other obligations secured by a first priority lien or other permitted prior lien on the collateral. Under the Bankruptcy Code, unless the value of the collateral securing the notes is greater than the amount of the remaining obligations under the notes, holders of notes will not be entitled to post petition interest in a bankruptcy proceeding.

We have not analyzed the effect of such exceptions, limitations, imperfections and liens, and the existence of any could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

For each of the reasons set forth above, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will be an unsecured claim and will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Holders of notes will not control decisions regarding collateral.

The holders of the priority lien debt control substantially all matters related to the shared collateral securing the first priority claims and the notes. The holders of priority lien debt may cause the collateral agent under the applicable security agreements to take action (or delay or refuse to take action) to dispose of, foreclose on, or exercise other remedies with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes.

The ability of the trustee to foreclose on the collateral may be limited.

The right of our secured creditors to foreclose on and sell collateral upon the occurrence of an event of default also could be subject to certain limitations under applicable federal bankruptcy laws if we become the subject of a case under the Bankruptcy Code. Various provisions of the Bankruptcy Code could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy case is commenced by or against us before the trustee repossesses and disposes of the collateral. Under the Bankruptcy Code, secured creditors, such as the holders of the notes, may be prohibited from repossessing their collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from such debtor, without prior bankruptcy court approval. Furthermore, other provisions of the Bankruptcy Code permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, a bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor additional or replacement liens as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. In view of the fact that the application of the doctrine of “adequate protection” will vary depending on the circumstances of the particular case and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Furthermore, if the bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the notes, you would hold secured claims to the extent of the value of the collateral to which you are entitled, and would hold unsecured claims with respect to any shortfall.

Moreover, secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. The trustee may therefore need to evaluate the impact of such potential liabilities before determining to foreclose on collateral consisting of real property. Consequently, the trustee may decline to foreclose on such collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the notes.

In addition, the trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the trustee’s security interest in the collateral. We did not and will not obtain legal opinions on any of the real property included in the collateral. Therefore, the enforceability of the provisions of the deeds of trust securing our real property, including the remedial provisions, have not been and will not be passed on by local counsel.

Moreover, the Bankruptcy Code contains provisions permitting both secured and unsecured claims to be impaired, including materially re-written as to their terms and under certain circumstances, extinguished, pursuant to a Chapter 11 plan of reorganization that has been approved by a bankruptcy court. There are statutory requirements (including requirements intended to provide specific economic protections for holders of both secured and unsecured claims) that are to be satisfied before a bankruptcy court is legally entitled to approve or confirm a Chapter 11 plan of reorganization.

However, the bankruptcy court will determine, based on evidence at the confirmation hearing on such plan, whether certain of those statutory requirements have been satisfied upon the basis of the factual circumstances existing at the time of such confirmation hearing. The bankruptcy court’s factual findings on such matters generally are accorded deference by any appellate court and generally are not to be reversed on appeal unless “clearly erroneous.” Also, there is another doctrine generally applied by federal appellate courts, which generally is referred to as the “equitable mootness” doctrine and generally requires dismissal of any appeal of a bankruptcy court’s order confirming a Chapter 11 plan if a stay pending appeal has not been granted and if the plan has been so consummated (e.g., the transactions contemplated under the plan such as the payment of certain claims and/or the issuance of new debt or equity instruments have taken place) such that it would be unduly burdensome or unfair to third persons to unravel or “unwind” the plan.

Thus, a bankruptcy court’s determination to confirm a Chapter 11 plan of reorganization is likely to be based in part on the bankruptcy court’s factual findings as to the future circumstances existing at the time of confirmation (as well as on its legal conclusions), may be subject with respect to those factual findings to a deferential review standard if appealed, and further may evade appellate review altogether if the appellate court determines that the “equitable mootness” doctrine is applicable to the circumstances surrounding such appeal and that, consequently, the appeal of that plan should be dismissed as being “equitably moot.” Accordingly, there can be no guarantee as to the manner in which the claims under the notes will be treated under any confirmed Chapter 11 plan of reorganization for us or any of our subsidiaries.

Rights of the holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The collateral securing the notes includes certain assets that we may acquire in the future. Applicable law requires that certain property and rights, including real property, acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. The collateral agent for the notes has no obligation to monitor the acquisition of, or the perfection of any security interests in, additional property or rights that constitute collateral. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly or timely perfect the security interest in such after acquired collateral. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the notes against third parties.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral to secure the notes, including pursuant to security documents delivered after the date of the indenture, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (1) the pledgor is insolvent at the time of the pledge, (2) the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given, and (3) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Federal and state fraudulent transfer or conveyance laws permit a court to void the notes, the security interests or the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes, the grant of the security interests and the issuance of the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our or our guarantors’ unpaid creditors. Under these laws, if a court were to find that, at the time we issued the notes and our guarantors issued the guarantees or we or our guarantors granted the security interests, we or our guarantors:

•	incurred the indebtedness or granted the security interests with the intent of hindering, delaying or defrauding present or future creditors;

•	received less than reasonably equivalent value or fair consideration for incurring the indebtedness or granting the security interests;

•	were insolvent or rendered insolvent by reason of the incurrence of the indebtedness or the grant of the security interests;

•	were left with inadequate capital to carry on business; or

•	intended to incur, or did incur, or believed or reasonably should have believed that we or our restricted subsidiaries would incur, debts beyond our or our restricted subsidiaries’ ability to repay as they matured or became due, then, such court might:

•	subordinate the notes, the guarantees or the security interests to our or our guarantors’ presently existing or future indebtedness or any liens securing such indebtedness;

•	void the issuance of the notes, the guarantees or the security interests; or

•	take other actions detrimental to holders of the notes, including avoiding any payment by us pursuant to the notes or by the guarantors pursuant to the guarantees and requiring the return of any such payment to a fund for the benefit of our or our guarantors’ unpaid creditors.

In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our other debt that could result in acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not (or believed that it could not, or intended not to) pay its debts as they become due.

Without limiting the generality of the preceding paragraphs, we cannot predict:

•	what standard a court would apply in order to determine whether we or our guarantors were insolvent as of the date we or our guarantors issued the notes or the guarantees or granted the security interests, as applicable, or that regardless of the method of valuation, a court would determine that we or our guarantors were insolvent on that date; or

•	whether a court would not determine that the notes, the guarantees or the security interests constituted fraudulent transfers on another ground.

Because the notes are being issued with original issue discount, the interest payable in a bankruptcy case could be reduced, including by deduction of amounts of “unmatured interest” at the time of bankruptcy filing.

If a bankruptcy case is commenced by or against us under the Bankruptcy Code, the claim of a holder of notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the issue price of the notes and (ii) that portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the Bankruptcy Code. Accordingly, holders of the notes under such circumstances may, even if sufficient funds are available, receive a lesser amount than they would be entitled to under the express terms of the notes. In addition, there can be no assurance that a bankruptcy court would compute the accrual of interest by the same method as that used for the calculation of original issue discount under U.S. federal income tax law and, accordingly, a holder might be required to recognize gain or loss in the event of a distribution related to such a bankruptcy case.

Because the notes are being issued with original issue discount, U.S. holders of the notes generally must include interest in income in advance of the receipt of cash attributable to such income.

The notes are being issued with original issue discount for U.S. federal income tax purposes. Holders of notes who are U.S. persons generally must include original issue discount in gross income for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of tax accounting. These holders must include original issue discount in income in advance of the receipt of cash attributable to such income. See “Material United States Federal Income Tax Considerations.”

There is no established trading market for the notes, and an active trading market may not develop for the notes. Therefore, you may not be able to sell the notes readily or at all or at or above the price that you paid.

The old notes are a new issue of securities and there is no established trading market for them. Even following the effectiveness of this registration statement, which will generally allow resales of the new notes, the new notes will constitute a new issue of securities with no established trading market.

We do not intend to apply for the old notes or any new notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems. You may not be able to sell your notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the notes or, in the case of any holders of the old notes that do not exchange them, the trading market for the old notes following the offer to exchange the old notes for new notes. In addition, to the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected. As a result, you may be required to bear the financial risk of your investment in the notes indefinitely. If any of the notes are traded after they are initially issued, they may trade at a discount from their initial offering price. If a trading market were to develop, future trading prices of the notes may be volatile and will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the old notes for the new notes;

•	prevailing interest rates;

•	the interest of securities dealers in making a market for them; and

•	the market for similar securities.

In addition, the market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions that could adversely affect their value and liquidity.

Failure to tender your old notes for new notes could limit your ability to resell the old notes.

The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to our Business

Food-borne illness incidents could reduce our restaurant sales.

We cannot guarantee that our internal controls and training at our restaurants and distribution and manufacturing facilities will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third party suppliers makes it difficult to monitor food safety compliance and increases the risk that food-borne illness would affect multiple locations rather than single restaurants. Third party food suppliers and transporters outside of our control could cause some food borne illness incidents. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our restaurants could negatively affect our restaurant sales if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food borne illnesses that have had a material adverse impact on their operations, and we cannot assure you that we can avoid a similar impact upon the occurrence of a similar incident at our restaurants. In addition, we may be subject to liability claims as a result of food-borne illnesses.

Increases in the cost of ingredients could materially adversely affect our business, financial condition, and results of operations and cash flows.

The cost, availability and quality of the ingredients we use to prepare our food and beverages are subject to a range of factors, many of which are beyond our control. Changes in the cost of such ingredients can result from a number of factors, including seasonality, political conditions, weather conditions, shortages of ingredients and other factors. If we fail to anticipate and react to increasing ingredient costs by adjusting our purchasing practices and menu price adjustments, our cost of sales may increase and our operating results could be adversely affected.

We depend upon frequent deliveries of food and other supplies.

Our ability to maintain consistent quality menu items depends in part upon our ability to acquire fresh food products and related items, including essential ingredients used in the Mexican restaurant business such as avocados, from reliable sources in accordance with our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of food-borne diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which could adversely affect our business, financial condition, results of operations and cash flows.

We have contracts with a large number of suppliers of most food, beverages and other supplies for our restaurants. In addition, we distribute substantially all of the products we receive from suppliers through our distribution facility. If suppliers do not perform adequately or if any one or more of such entities seeks to terminate its agreement or fails to perform as anticipated, or if there is any disruption in any of our supply relationships or distribution operations for any reason, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our inability to replace our distribution operations and our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause our restaurants to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter, as our customers may change their dining habits as a result.

We are vulnerable to changes in consumer preferences and economic and other conditions that could harm our business, financial condition, and results of operations and cash flows.

Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, consumer confidence in the economy and discretionary spending priorities. Factors such as traffic patterns, weather conditions, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business, financial condition, results of operations and cash flows. We cannot assure you that consumers will continue to regard our products favorably or that we will be able to develop new products that appeal to consumer preferences. Any failure to satisfy consumer preferences could have a materially adverse affect on our business. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

The U.S. economic crisis adversely impacted our business and financial results in fiscal 2008 and the six months ended June 28, 2009, and a prolonged recession could materially affect us in the future.

The restaurant industry is dependent upon consumer discretionary spending. The current economic crisis has reduced consumer confidence to historic lows impacting the public’s ability and/or desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, personal bankruptcies and reduced access to credit, resulting in lower levels of guest traffic in our restaurants. If this difficult economic situation continues for a prolonged period of time and/or deepens in magnitude, our business, results of operation and ability to comply with the covenants under our credit facility could be materially affected. Continued deterioration in customer traffic and/or a reduction in the average amount guests spend in our restaurants will negatively impact our revenues and our profitability. This could result in further reductions in staff levels, additional asset impairment charges and potential restaurant closures.

Future recessionary effects on the Company are unknown at this time and could have a potential material adverse effect on our financial position and results of operations. There can be no assurance that the government’s plan to stimulate the economy will restore consumer confidence, stabilize the financial markets, increase liquidity and the availability of credit, or result in lower unemployment.

We may not realize expected benefits from our cost cutting initiatives.

In order to improve the efficiency of our operations, we implemented certain cost cutting initiatives, including headcount reductions and the negotiation of rent concessions. We cannot assure you that we will realize the expected cost savings or improve our operating performance as a result of our past, current and future cost cutting activities. We also cannot assure you that our cost cutting activities will not adversely affect our ability to retain key employees, the significant loss of whom could adversely affect our operating results. Further, as a result of our cost cutting activities, we may not have the appropriate level of resources and personnel to appropriately react to significant changes or fluctuations in the market and in the level of demand for our goods and services.

Our business is highly sensitive to events and conditions in the State of California.

A majority of our restaurants are located in California. Because of this geographic concentration, we are susceptible to local and regional risks, such as energy shortages and related increased costs, increased government regulation, adverse economic conditions, adverse weather conditions, earthquakes and other natural disasters, any of which could have a material adverse effect on our business, financial condition and results of operations. In light of our current geographic concentration, adverse publicity relating to our restaurants could have a more pronounced adverse effect on overall sales than might be the case if our restaurants were more broadly dispersed.

There is intense competition in the restaurant industry.

The restaurant business is intensely competitive with respect to food quality, price value relationships, ambiance, service and location, and there are many well-established competitors with substantially greater financial, marketing, personnel and other resources. In addition, many of our competitors are well established in the markets where we operate. While we believe that our restaurants are distinctive in design and operating concept, other companies may develop restaurants that operate with similar concepts. In addition, with improving product offerings at quick-service restaurants and grocery stores, coupled with the present state of the economy, consumers may choose to trade down to these alternatives, which could also negatively affect revenues.

Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

We are, from time to time, faced with negative publicity relating to food quality, restaurant facilities, health inspection scores, employee relationships or other matters at specific restaurants. Adverse publicity may negatively affect us, regardless of whether the allegations are valid or whether we are liable. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. A similar risk exists with respect to totally unrelated food service businesses, if customers mistakenly associate such unrelated businesses with our own operations.

Uninsured losses could occur.

We have comprehensive insurance, including general liability and property (including business interruption) extended coverage. However, there are certain types of losses that may be uninsurable or that we believe are not economical to fully insure, such as earthquakes and other natural disasters. In view of the location of many of our existing and planned restaurants in California, our operations are particularly susceptible to damage and disruption caused by earthquakes. In the event of an earthquake or other natural disaster affecting our geographic area of operations, we could suffer a loss of the capital invested in, as well as anticipated earnings from, the damaged or destroyed properties.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates and citizenship requirements. Significant additional government imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

•	minimum wage;

•	paid leaves of absence;

•	provision to employees of mandatory health insurance;

•	tax reporting; and

•	revisions in the tax payment requirements for employees who receive gratuities.

Wage and hour class action lawsuits may adversely affect our business.

The Company is subject from time to time to employee claims based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws in the ordinary course of business. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. In recent years a number of restaurant companies have been subject to wage and hour class action lawsuits alleging violations of federal and state labor laws. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. We have been and may in the future be named as a defendant in a wage and hour class action lawsuits. Any significant judgment against us or settlement by us could adversely affect our financial condition and adverse publicity resulting from these allegations could adversely affect our business.

If we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal or applicable state minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, full service casual dining segment restaurant operators have traditionally experienced relatively high employee turn over rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have been affected by increasing healthcare and workers’ compensation expenses affecting business in most industries including ours. To manage premium increases we have elected to self-insure workers’ compensation. Higher deductibles could result in greater exposure to our operating results and liquidity. If we are exposed to material liabilities that are not insured it could materially adversely affect our financial condition and results of operations.

We may be locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our current leases are non-cancelable and typically have initial terms of 10 to 20 years and one or more renewal terms of three or more years that we may exercise at our option. Leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. We may close or relocate the restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business. Additionally, the revenue and profit, if any, generated at a relocated restaurant, may not equal the revenue and profit generated at the existing restaurant. Furthermore, in the past, we have been forced to close profitable restaurants due to the inability to renew a lease upon the expiration of its lease term and we expect this to occur from time to time in the future.

The current economic crisis could have a material adverse impact on our landlords or other tenants in shopping centers in which we are located, which in turn could negatively affect our financial results.

If the recession continues or increases in severity, our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to satisfy lease covenants to us. In addition other tenants at shopping centers in which we are located or have executed leases may fail to open or may cease operations. If our landlords fail to satisfy required co-tenancies, such failures may result in us terminating leases in these locations. Also, decreases in total tenant occupancy in shopping centers in which we are located may affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our operations.

We face risks associated with government regulations.

We are subject to extensive government regulation at the federal, state and local government level. These include, but are not limited to, regulations relating to the preparation and sale of food and beverages, zoning and building codes, land use and employee, public health, sanitation and safety matters. We are required to obtain and maintain governmental licenses, permits and approvals.

Difficulty or failure in obtaining these approvals in the future could result in delaying or canceling the opening of new restaurants or could materially adversely affect the operation of existing restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

Typically our restaurants’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. In fiscal year 2008, approximately 24.2% of our restaurant revenues were attributable to the sale of alcoholic beverages, and we believe that our ability to serve alcoholic beverages, such as our signature margarita drinks, is an important factor in attracting customers. The failure of any of our restaurants to timely obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, the restaurant and we could lose significant revenue. Our restaurants are also subject in each state in which we operate to “dram shop” laws, which allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our profitability. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

The federal Americans with Disabilities Act and similar state laws prohibit discrimination because of disability in public accommodations and employment. Mandated modifications to our facilities (or related litigation) in the future to make different accommodations for persons with disabilities could result in material unanticipated expenses.

Our distribution and manufacturing operations are subject to extensive regulation by the FDA, USDA and other state and local authorities. Our processing facilities and products are subject to periodic inspection by federal, state and local authorities. We cannot assure you, however, that we are in full compliance with all currently applicable governmental laws, or that we will be able to comply with any or all future laws and regulations. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to significant liability should the consumption of any of our specialty products cause injury, illness or death.

We may be required to recall specialty products that we manufacture and co-package at our manufacturing facility in the event of contamination, product tampering, mislabeling or damage to our products. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to recall our products. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition or results of operations.

The failure to enforce and maintain our trademarks could materially adversely affect our ability to establish and maintain brand awareness.

We have registered or filed applications to register certain names used by our restaurants and our food manufacturing operations as trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries, including the names Acapulco Mexican Restaurant®, El Torito Grill®, Sinigual®, Chevys Fresh Mex® and Real Mex Foods®. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

We cannot assure you that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S.

We face risks associated with environmental laws.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities resulting from lawsuits brought by private litigants, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. If we are found liable for the costs of remediation of contamination at any of our properties our operating expenses would likely increase and our operating results would be materially adversely affected.

We depend on the services of key executives, whose loss could materially harm our business.

Some of our senior executives are important to our success because they have been instrumental in setting our strategic direction, operating and marketing our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement could be found. We believe that they could not easily be replaced with executives of equal experience and capabilities. We do not maintain key person life insurance policies on any of our executives. See “Management.”

Compliance with regulation of corporate governance and public disclosure will result in additional expenses.

Keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations require a significant amount of management attention and external resources. We are committed to observing high standards of corporate governance and public disclosure. Consequently, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We may make acquisitions or enter into similar transactions.

We may expand by pursuing acquisitions, business combinations and joint ventures. We may encounter difficulties in integrating the expanded operations, entering into markets, or conducting operations where we have no or limited prior experience. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management’s time and resources.

We have a material amount of goodwill and other indefinite lived intangible assets which, if impaired, would result in a reduction in our net income.

Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. Current accounting standards require that goodwill and other indefinite lived intangible assets be periodically evaluated for impairment based on the fair value. The downturn in the economy has resulted in an unfavorable impact on current operations and growth projections. As a result, impairment charges of goodwill and other intangible assets of approximately $163.2 million and $10.0 million were recognized during fiscal years 2008 and 2007, respectively. After recording this impairment loss and the valuation of the company in accordance with the Exchange, approximately $112.1 million, or 37.6%, of our total assets represented goodwill and other indefinite lived intangible assets at December 28, 2008. Any further declines in our assessment of the fair value the Company could result in a further write-down of our goodwill and a reduction in our net income.

The interests of the stockholders of the voting stock of our parent, RM Restaurant Holding Corp., may conflict with the interests of the holders of our indebtedness.

By virtue of their stock ownership and the terms of various agreements between our parent and its stockholders, the stockholders of our parent have significant influence over our management and will be able to determine the outcome of all matters required to be submitted for approval, including the election of our directors and the approval of mergers, consolidations and the sale of all or substantially all of our assets. The interests of the stockholders of our parent may differ from the interests of the holders of our indebtedness if, for example we encounter financial difficulties or are unable to pay our debts as they mature. In addition, our parent’s stockholders may have an interest in pursuing acquisitions, divestitures, financing, or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to the holders of our indebtedness.

Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive in exchange old notes of like principal amount. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The following table sets forth the sources and uses of cash in connection with our offering of the old notes and related refinancing transactions, as described under “Description of Certain Indebtedness,”:

Sources of Funds		Uses of Funds

Gross proceeds from old notes(1)	$117,000	Repayment of existing senior secured notes(2)	$105,897
Cancellation of indebtedness	10,875	Exchange existing senior unsecured credit facility	15,000
Cash	1,122	Fees and expenses	8,100

Total sources of funds	$128,997	Total uses of funds	$128,997

		(Dollars in thousands)

(1)	Includes $4.1 million of gross proceeds from old notes issued in connection with an exchange of existing indebtedness under our senior unsecured credit facility.

(2)	Repayment amount includes $105.0 million principal amount plus $0.9 million of interest.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of June 28, 2009 on an actual and as adjusted basis. As adjusted capitalization gives effect to the offer and sale of the old notes and the application of the net proceeds therefrom as described under “Use of Proceeds”. This table should be read in conjunction with “Summary Consolidated Historical Financial Information,” “Use of Proceeds” and our consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	As of June 28, 2009
	Actual	As Adjusted

Cash and cash equivalents	$3,957	$2,835

Debt:
Revolving credit facility	$—	$—
Old notes(1)	—	117,000
Existing senior secured notes due 2010(2)	105,000	—
Capital lease obligations	1,146	1,146
Mortgage	556	556
Existing senior unsecured credit facility(3)	65,000	25,000
Other	1,197	1,197

Total debt(3)	$172,899	$144,899
Total stockholder’s equity	$10,857	$21,732

Total capitalization	$183,756	$166,631

(Dollars in thousands)

(1)	$130.0 million face amount, excludes $13.0 million of original issue discount.

(2)	Reflects face amount of debt.

(3)	Concurrently with the closing of the offering of the old notes, $25.0 of our existing senior unsecured credit facility was assumed by our parent and $15.0 million of our existing senior unsecured credit facility was exchanged for $4.6 million of old notes. Total debt does not include the $25.0 million portion that became holding company debt at our parent but does include the $4.6 million aggregate principal amount of old notes issued in the debt exchange.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial and other data of our Company. The selected historical consolidated financial data has been derived from our Company’s audited consolidated financial statements for the Successor Period from November 14, 2008 to December 28, 2008 (“Successor 2008”), the Predecessor Period from December 31, 2007 to November 13, 2008 (“Predecessor 2008”), the Predecessor fiscal year 2007 (“Predecessor 2007”), the Predecessor Period from August 21, 2006 to December 31, 2006 (“Predecessor 2006-2”), the Predecessor Period from December 26, 2005 to August 20, 2006 (“Predecessor 2006-1”) and the Predecessor fiscal years ended December 2005 and 2004. When combined, fiscal year 2006 consists of 53 weeks and all other fiscal years presented consist of 52 weeks. This data presented below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Predecessor								Successor
					December 26,	August 21,	Fiscal	December 31,	November 14,
	Predecessor				2005 to	2006 to	Year	2007 to	2008 to
	Fiscal Year Ended				August 20,	December 31,	Ended	November 13,	December 28,
	2004		2005(4)		2006	2006	2007	2008	2008
	(In thousands)

Statement of Operations Data:
Restaurant revenues	$314,157		$510,013		$351,591	$179,630	$523,352	$456,587	$52,448
Other revenue	10,787		20,532		18,358	11,094	38,164	37,110	4,571
Total revenues	326,810		534,296		372,552	192,098	565,191	496,429	57,316
Cost of sales	80,839		127,126		87,388	46,883	140,824	123,878	14,255
Labor	118,888		186,390		125,748	67,729	199,843	178,962	21,210
Direct operating and occupancy expense	76,760		140,648		94,422	51,127	148,088	133,337	14,886
Total operating costs	276,487		454,164		307,558	165,739	488,755	436,177	50,351
General and administrative expenses	17,725		28,346		18,893	11,414	31,718	25,726	3,219
Depreciation and amortization	11,837		18,498		12,230	10,323	23,961	21,724	3,750
Goodwill impairment	—		—		—	—	10,000	163,196	—
Operating income (loss)	20,299		31,433		18,150	3,379	6,854	(158,668)	(19)
Interest expense	12,528		22,973		16,005	10,481	19,326	16,407	4,108
Debt termination costs	4,677		—		—	—	—	—	—
Income (loss) before income tax provision	4,546		8,677		2,787	(8,238)	(10,802)	(173,061)	(4,103)
Net income (loss)	13,616		13,386		1,480	(5,047)	(23,546)	(173,113)	(4,103)
Redeemable preferred stock accretion	(11,862)		(14,583)		(10,126)	—	—	—	—
Net income (loss) attributable to common stockholders(1)	$1,754		$(1,197)		$(8,646)	$(5,047)	$(23,546)	$(173,113)	$(4,103)
Balance Sheet Data:
Cash and cash equivalents	10,690		14,871			2,710	2,323		2,099
Property and equipment, net	36,589		82,592			90,802	96,179		110,505
Total assets	186,951		310,889			447,135	434,455		298,328
Total debt(2)	106,503		182,031			183,905	186,187		161,813
Total stockholders’ equity	29,849		50,584			184,077	163,113		23,044
Other Financial Data:
Capital expenditures	$9,982		$23,408			$26,380	$34,404		$24,068
Ratio of earnings to fixed charges(3)	1.2	x	1.2	x		—	—		—

(1)	Net income (loss) attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common stockholders for the relevant periods through August 20, 2006.

(2)	Total debt includes long-term debt, obligations under capital leases and unamortized debt premium/discount.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, plus one-third of rental expense (the portion deemed representative of the interest factor). For periods with a net loss before income taxes, this calculation is not performed since the ratio is not meaningful.

(4)	Includes the results of Chevys since January 12, 2005, the date of acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations contains forward looking statements as a result of certain factors, including those set forth under the heading “Forward-Looking Statements” above and elsewhere in this prospectus. Unless otherwise provided below, references to “we”, “us” and “our Company” refer to Real Mex Restaurants, Inc., our parent holding company RM Restaurant Holding Corp. and our consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are one of the largest full service, casual dining Mexican restaurant chain operators in the United States in terms of number of restaurants. As of June 28, 2009, we operated 189 restaurants, 155 of which are located in California, with additional restaurants in Arizona, Florida, Indiana, Illinois, Maryland, Missouri, Nevada, New Jersey, New York, Oregon, Virginia and Washington. Our major subsidiaries are El Torito Restaurants, Inc., which we acquired in June 2000, Acapulco Restaurants, Inc., Chevys Restaurants LLC, which we formed to facilitate the Chevys acquisition in January 2005, and a purchasing, distribution, and manufacturing subsidiary, Real Mex Foods, Inc.

El Torito, El Torito Grill (including Sinigual), Acapulco and Chevys, our primary restaurant concepts, each offer high quality Mexican food, a wide selection of alcoholic beverages and excellent guest service. In addition to the El Torito, El Torito Grill, Acapulco and Chevys concepts, we operate 10 additional restaurant locations, which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; Sinigual; and Who Song & Larry’s.

In 2008, we opened five restaurants, including our first Sinigual restaurants in Brandon, Florida and New York, New York. Sinigual is the name for El Torito Grill style restaurants outside southern California. The other three restaurants opened in 2008 included one El Torito and two Chevys restaurants in California. During fiscal year 2007, we opened four restaurants, including two El Torito, one El Torito Grill and one Chevys restaurants, all in California. During fiscal year 2006, we opened six restaurants, including three El Torito, one El Torito Grill and one Chevys restaurants, all in California, and one Chevys restaurant in New York. Due to the current downturn in the economy, we do not expect to open any new restaurants in 2009.

Our fiscal year consists of 52 or 53 weeks and ends on the last Sunday in December of each year. Fiscal year 2006 was comprised of 53 weeks and all other fiscal years presented are comprised of 52 weeks. See additional breakdown of these years into reported periods in Results of Operations below. The three months ended June 28, 2009 and June 29, 2008 consisted of thirteen weeks. When calculating comparable store sales, we include a restaurant that has been open for more than 18 months and for the entirety of each comparable period. As of December 28, 2008, and June 28, 2009, we had 180 and 182 restaurants, respectively, that met this criterion.

In fiscal year 2008, we generated revenues of $553.7 million. Our revenues are comprised of restaurant sales, other revenues and royalty and franchise fees. Restaurant revenues include sales of food and alcoholic and other beverages. Other revenues consist primarily of sales by Real Mex Foods to outside customers of processed and packaged prepared foods and other merchandise items.

Cost of sales is comprised primarily of food and alcoholic beverage expenses. The components of cost of sales are variable and increase with sales volume. In addition, the components of cost of sales are subject to increase or decrease based on fluctuations in commodity costs and depend in part on the success of controls we have in place to manage cost of sales in our restaurants. The cost, availability and quality of the ingredients we use to prepare our food and beverages are subject to a range of factors including, but not limited to, seasonality, political conditions, weather conditions, and ingredient shortages.

Labor cost includes direct hourly and management wages, operations management bonus expense, vacation pay, payroll taxes, workers’ compensation insurance and health insurance expenses.

Direct operating and occupancy expense includes operating supplies, repairs and maintenance, advertising expenses, utilities, and other restaurant related operating expenses. This expense also includes all occupancy costs such as fixed rent, percentage rent, common area maintenance charges, real estate taxes and other related occupancy costs.

General and administrative expense includes all corporate and administrative functions that support our operations. Expenses within this category include executive management, supervisory and staff salaries, bonus and related employee benefits, travel and relocation costs, information systems, training, corporate rent and professional and other consulting fees.

Depreciation and amortization principally includes depreciation of capital expenditures for restaurants and also includes amortization of favorable lease asset and unfavorable lease liability.

Goodwill is deemed to have an indefinite life and is subject to an annual impairment test. Other intangible assets are amortized over their useful lives in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Impairment of goodwill and intangible assets reflects the impairment losses related to the difference between the fair value and recorded value as identified in our annual impairment test. The fair value was determined using discounted cash flow projections based upon management forecasts. We recorded impairment charges of $163.2 million and $10.0 million in 2008 and 2007, respectively as a result of the impact of the downturn in the economy on current operations and growth projections.

Amortization of favorable lease asset and unfavorable lease liability, represents the amortization of the asset in excess of the approximate fair market value and the liability in excess of the approximate fair market value of the leases assumed, which is revalued in purchase price accounting. The amounts are being amortized over the remaining primary terms of the underlying leases.

Our annual operating results are impacted by restaurant closures to the extent we close locations. Due to our long operating history, restaurant closures are generally the result of lease expirations. Many of our leases are non- cancelable and have initial terms of 10 to 20 years with one or more renewal terms of three or more years that we may exercise at our option. As of December 28, 2008, we owned one restaurant location and leased the remaining 189.

We perform ongoing analyses of restaurant cash flow and in the case of negative cash flow or underperforming restaurants, we may negotiate early termination of leases, allow leases to expire without renewal or sell restaurants. In addition, from time to time we may be forced to close a successful restaurant if we are unable to renew the lease on satisfactory terms, or at all. From the end of fiscal 2006 to the end of fiscal Year 2008, we closed 24 restaurants, 16 of which were early lease terminations and 8 of which we were unable to renew the leases thereon.

Pre-opening costs are expensed as incurred and include costs associated with the opening of a new restaurant or the conversion of an existing restaurant to a different concept.

Results of Operations

Three and six months ended June 28, 2009 and June 29, 2008

Our operating results for the three and six months ended June 28, 2009 and June 29, 2008 are expressed as a percentage of total revenues below:

	Three Months Ended		Six Months Ended
	Successor	Predecessor	Successor	Predecessor
	June 28,	June 29,	June 28,	June 29,
	2009	2008	2009	2008

Total revenues	100.0%	100.0%	100.0%	100.0%
Cost of sales	23.9	24.7	24.1	24.7
Labor	36.8	34.9	36.9	35.8
Direct operating and occupancy expense	25.4	25.3	26.2	25.9
Total operating costs	86.1	84.9	87.1	86.4
General and administrative expense	4.4	5.2	4.8	5.4
Depreciation and amortization	6.0	4.1	6.1	4.2
Pre-opening costs	—	0.7	—	0.5
Goodwill impairment	—	22.3	—	11.7
Operating income (loss)	3.4	(18.2)	1.8	(8.8)
Interest expense	6.6	3.0	6.9	3.2
Loss before tax provision	(3.0)	(20.9)	(4.9)	(11.7)
Net loss	(3.0)	(20.9)	(4.9)	(11.7)

Three months ended June 28, 2009 compared to the three months ended June 29, 2008

Total Revenues. Total revenues decreased by $16.6 million, or 10.9%, to $135.9 million in the second quarter of 2009 from $152.5 million in the second quarter of 2008, due to a $15.9 million decrease in restaurant revenues, combined with a $0.6 million decrease in other revenues and a $0.1 million decrease in royalty and franchise fees. The decrease in restaurant revenues was primarily due to comparable store sales decreases of 12.1% in the quarter. The decrease in other revenues was primarily due to a decrease in sales to outside customers by Real Mex Foods, including a decrease in distribution sales of $1.8 million, partially offset by an increase in manufacturing sales of $1.1 million.

Cost of Sales. Total cost of sales of $32.5 million in the second quarter of 2009 decreased $5.2 million, or 13.7%, as compared to the second quarter of 2008. As a percentage of total revenues, cost of sales decreased to 23.9% in the second quarter of 2009 from 24.7% in the second quarter of 2008. This decrease was primarily due to restaurant revenue declines combined with lower commodity costs, specifically cheese, dairy, beef and poultry.

Labor. Labor costs of $50.0 million in the second quarter of 2009 decreased by $3.3 million, or 6.2%, as compared to the second quarter of 2008, primarily due to adjustments in staffing as a result of the decrease in restaurant revenue, combined with lower casualty and health insurance expenses in the second quarter of 2009. As a percentage of total revenues, labor cost increased to 36.8% in the second quarter of 2009 from 34.9% in the second quarter of 2008, primarily due to the fixed nature of some components of labor expense. Payroll and benefits remain subject to inflation and government regulation; especially wage rates currently at or near the minimum wage, and expenses for health insurance.

Direct Operating and Occupancy Expense. Direct operating and occupancy expense of $34.5 million in the second quarter of 2009 decreased $4.1 million, or 10.5%, versus the second quarter of 2008, primarily due to lower advertising, utilities and maintenance and cleaning expenses in the second quarter of 2009 as a result of management’s focus on decreasing costs to minimize the impact of lower restaurant revenues. Direct operating and occupancy expense as a percentage of sales increased to 25.4% in the second quarter of 2009 from 25.3% in the second quarter of 2008.

General and Administrative Expense. General and administrative expense of $6.0 million in the second quarter of 2009 decreased by $1.9 million, or 24.2%, as compared to the second quarter of 2008, primarily due to lower labor expense as a result of a reduction in headcount to minimize the impact of lower restaurant revenues. General and administrative expense as a percentage of sales decreased to 4.4% in the second quarter of 2009 from 5.2% in the second quarter of 2008.

Depreciation and Amortization. Depreciation and amortization expense of $8.1 million in the second quarter of 2009 increased $1.9 million, or 30.0%, as compared to the second quarter of 2008, primarily due to depreciation on the assets of new restaurants combined with the revaluation of tangible and intangible assets in conjunction with the Exchange (as defined in Note 2 to the consolidated financial statements). As a percentage of total revenues, depreciation and amortization increased to 6.0% in the second quarter of 2009 from 4.1% in the second quarter of 2008.

Goodwill Impairment. A non-cash goodwill impairment charge of $34.0 million was recorded during the second quarter of 2008 to reflect the impairment losses related to the difference between the fair value and recorded value for goodwill. The fair value was determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. No impairment was recognized by the Company during the second quarter of 2009.

Interest Expense. Interest expense of $9.0 million in the second quarter of 2009 increased $4.4 million, or 95.1%, as compared to the second quarter of 2008. This increase was primarily due to the amortization of the discount on our senior secured notes recorded in conjunction with the Exchange, with total amortization of $3.7 million recorded as interest expense in the second quarter of 2009. Prior to the Exchange, a premium was amortized as a reduction to interest expense, with $0.3 million in amortization in the second quarter of 2008. As a percentage of total revenues, interest expense increased to 6.6% in the second quarter of 2009 from 3.0% in the second quarter of 2008.

Income tax Provision. We have recorded a full valuation allowance against our deferred tax assets. As a result, no income tax benefit was recorded during the second quarter of 2009 or the second quarter of 2008.

Six months ended June 28, 2009 compared to the six months ended June 29, 2008

Total Revenues. Total revenues decreased by $25.7 million, or 8.9%, to $264.4 million in the first six months of 2009 from $290.1 million in the first six months of 2008, due to a $26.0 million decrease in restaurant revenues and a $0.2 million decrease in royalty and franchise fees, partially offset by a $0.5 million increase in other revenues. The decrease in restaurant revenues was primarily due to comparable store sales decreases of 10.7% in the first six months of 2009 versus the first six months of 2008. The increase in other revenues was primarily due to an increase in sales to outside customers and the addition of new outside customers by Real Mex Foods, including an increase in manufacturing sales of $4.2 million, partially offset by decrease in distribution sales of $3.8 million.

Cost of Sales. Total cost of sales of $63.6 million in the first six months of 2009 decreased $8.1 million, or 11.3%, as compared to the first six months of 2008. As a percentage of total revenues, cost of sales decreased to 24.1% in the first six months of 2009 from 24.7% in the first six months of 2008. This decrease was primarily due to restaurant revenue declines combined with lower commodity costs, specifically cheese, dairy, beef and poultry.

Labor. Labor costs of $97.6 million in the first six months of 2009 decreased by $6.2 million, or 5.9%, as compared to the first six months of 2008, primarily due to adjustments in staffing as a result of the decrease in restaurant revenue, combined with lower casualty and health insurance expenses in the first six months of 2009. As a percentage of total revenues, labor costs increased to 36.9% in the first six months of 2009 from 35.8% in the first six months of 2008, primarily due to the fixed nature of some components of labor expense. Payroll and benefits remain subject to inflation and government regulation; especially wage rates that are currently at or near the minimum wage, and expenses for health insurance.

Direct Operating and Occupancy Expense. Direct operating and occupancy expense of $69.2 million in the first six months of 2009 decreased by $5.9 million, or 7.9%, as compared to the first six months of 2008, primarily due to lower advertising, utilities and maintenance and cleaning expenses in the first six months of 2009 as a result of management’s focus on decreasing costs to minimize the impact of lower restaurant revenues. Direct operating and occupancy expense as a percentage of sales increased from 25.9% in the first six months of 2008 to 26.2% in the first six months of 2009.

General and Administrative Expense. General and administrative expense of $12.7 million in the first six months of 2009 decreased by $3.0 million, or 19.3%, as compared to the first six months of 2008 primarily due to lower labor expense as a result of a reduction in headcount to minimize the impact of lower restaurant revenues. General and administrative expense as a percentage of sales decreased to 4.8% in the first six months of 2009 from 5.4% in the first six months of 2008.

Depreciation and Amortization. Depreciation and amortization expense of $16.2 million in the first six months of 2009 increased $3.9 million or 31.9% as compared to the first six months of 2008 primarily due to depreciation on the assets of new restaurants combined with the revaluation of tangible and intangible assets in conjunction with the Exchange. As a percentage of total revenues, depreciation and amortization increased to 6.1% in the first six months of 2009 from 4.2% in the first six months of 2008.

Goodwill Impairment. A non-cash goodwill impairment charge of $34.0 million was recorded during the first six months of 2008 to reflect the impairment losses related to the difference between the fair value and recorded value for goodwill. The fair value was determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. No impairment was recognized by the Company during the first six months of 2009.

Interest Expense. Interest expense of $18.2 million in the first six months of 2009 increased $9.0 million, or 97.4%, as compared to the first six months of 2008. This increase was primarily due to the amortization of the discount on our senior secured notes recorded in conjunction with the Exchange, with total amortization of $7.4 million recorded as interest expense in the first six months of 2009. Prior to the Exchange, a premium was amortized as a reduction to interest expense, with $0.6 million in amortization in the first six months of 2008. As a percentage of total revenues, interest expense increased to 6.9% in the first six months of 2009 from 3.2% in the first six months of 2008.

Income Tax Provision. We have recorded a valuation allowance against our deferred tax assets. As a result, no income tax benefit was recorded during the first six months of 2009 or 2008. The provisions recorded of less than $0.1 million in the first six months of 2009 and 2008 represent various state taxes incurred.

Fiscal Years 2006, 2007 and 2008

Our operating results for Successor 2008, Predecessor 2008, Predecessor 2007, Predecessor 2006-2 and Predecessor 2006-1 are expressed as a percentage of total revenues below. Because of purchase accounting adjustments to the fair market value of long-term assets and long-term liabilities, and because the number of days in each period presented vary, certain amounts may not be comparable between each period presented.

	Successor(1)	Predecessor(1)
	November 14,	December 31,	Fiscal	August 21,	December 26,
	2008 to	2007 to	Year	2006 to	2005 to
	December 28,	November 13,	Ended	December 31,	August 20,
	2008	2008	2007	2006	2006

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	24.9	25.0	24.9	24.4	23.5
Labor	37.0	36.0	35.4	35.3	33.8
Direct operating and occupancy expense	26.0	26.9	26.2	26.6	25.3
Total operating costs	87.8	87.9	86.5	86.3	82.6
General and administrative expense	5.6	5.2	5.6	5.9	5.1
Depreciation and amortization	6.5	4.4	4.2	5.4	3.3
Goodwill impairment	—	32.9	1.8	—	—
Operating (loss) income	—	(32.0)	1.2	1.8	4.9
Interest expense	7.2	3.3	3.4	5.5	4.3
(Loss) income before income tax provision	(7.2)	(34.9)	(1.9)	(4.3)	0.7
Net (loss) income	(7.2)	(34.9)	(4.2)	(2.6)	0.4

(1)	When combined, fiscal years 2008 and 2007 are comprised of 52 weeks and fiscal year 2006 is comprised of 53 weeks.

Fiscal Year 2008 Compared to Fiscal Year 2007

Total Revenues. Total revenues were $57.3 million in Successor 2008 and $496.4 million in Predecessor 2008, compared to $5652 million in Predecessor 2007. The overall decrease of $11.4 million, or 2.0%, was due to a $3.5 million increase in other revenues, offset by a $14.3 million decrease in restaurant revenues and a $0.6 million decrease in royalty and franchise fees. The $3.5 million increase in other revenues was primarily due to an increase in sales to existing outside customers and the addition of new outside customers by Real Mex Foods, Inc., our distribution and manufacturing subsidiary. The $14.3 million decrease in restaurant revenues was primarily due to comparable store sales declines of 23% versus fiscal year 2007. The comparable store sales decline was approximately 1.2% during Predecessor 2008 and approximately 13.2% during Successor 2008. This decline is primarily attributable to a reduction in guest count at our existing restaurants resulting from the slowing U.S. economy, which has negatively impacted overall consumer traffic in the restaurant industry. This decline particularly impacted our December sales, combined with the shortened peak shopping period between Thanksgiving and Christmas holidays from almost 5 weeks in 2007 to 4 weeks in 2008.

Cost of Sales. Total cost of sales was $14.3 million in Successor 2008 and $123.9 million in Predecessor 2008, compared to $140.8 million in Predecessor 2007. The overall decrease of $2.7 million, or 1.9%, was primarily due to the comparable store sales decline noted above. As a percentage of total revenues, cost of sales remained consistent, at 24.9% in Successor 2008 and 25.0% in Predecessor 2008 compared to 24.9% in Predecessor 2007. The slight increase in Predecessor 2008 of 0.1% was primarily due to higher commodity costs, specifically poultry, dairy and oils during 2008.

Labor. Labor costs were $21.2 million in Successor 2008 and $179.0 million in Predecessor 2008, compared to $199.8 million in Predecessor 2007. The overall increase of $0.3 million or 0.2% was primarily due to higher benefits expense combined with annual restaurant management salary increases partially offset by lower hourly labor expense related to the comparable store sales decline. As a percentage of total revenues, labor costs increased to 37.0% in Successor 2008 and 36.0% in Predecessor 2008 compared to 35.4% in Predecessor 2007. Payroll and benefits remain subject to inflation and government regulation; especially wage rates that are currently at or near the minimum wage and expenses for health insurance.

Direct Operating and Occupancy Expense. Direct operating and occupancy expense was $14.9 million in Successor 2008 and $133.3 million in Predecessor 2008, compared to $148.1 million in Predecessor 2007. The overall increase was $0.1 million, or 0.1%. As a percentage of total revenues, direct operating and occupancy expense was 26.0% in Successor 2008 and 26.9% in Predecessor 2008 compared to 26.2% in Predecessor 2007. The increase as a percent of total revenues in Predecessor 2008 was primarily due to the comparable store sales decline, since a significant portion of these costs are fixed or take time to adjust for the reduction in sales.

General and Administrative Expense. General and administrative expense was $3.2 million in Successor 2008 and $25.7 million in Predecessor 2008 as compared to $31.7 million in Predecessor 2007. The overall decrease of $2.8 million or 8.7% was primarily due to lower salary expense associated with position eliminations during Predecessor 2008. As a percentage of total revenues, general and administrative expense was flat at 5.6% in Successor 2008 and decreased to 5.2% in Predecessor 2008 compared to 5.6% in Predecessor 2007. The increase from Predecessor 2008 to Successor 2008 resulted from the decrease in comparable sales for Successor 2008, as noted above, plus accrued severance of $0.5 million related to the resignation of our CEO in December 2008.

Depreciation and Amortization. Depreciation and amortization expense was $3.8 million in Successor 2008 and $21.7 million in Predecessor 2008 as compared to $24.0 million in Predecessor 2007. The overall increase of $1.5 million or 6.3% was primarily due to depreciation on the assets of new restaurants. In addition, in conjunction with the Exchange, we revalued our assets, which resulted in an increase in property and equipment of $18.7 million at November 13, 2008, resulting in additional depreciation in Successor 2008 of $0.8 million. As a percentage of total revenues, depreciation and amortization increased to 65% in Successor 2008 and 4.4% in Predecessor 2008 from 4.2% in Predecessor 2007.

Goodwill Impairment. Non-cash goodwill and intangible asset impairment charges of $163.2 million and $10.0 million were recorded in Predecessor 2008 and Predecessor 2007, respectively, to reflect the impairment losses related to the difference between the fair value and recorded value for goodwill and other indefinite lived intangible assets. The fair value was determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. No goodwill or trademark impairment was recognized by the Company during Successor 2008.

Interest Expense. Interest expense was $4.1 million in Successor 2008 and $16.4 million in Predecessor 2008 as compared with $19.3 million in Predecessor 2007. As a percentage of total revenues, interest expense increased to 7.2% in Successor 2008 and decreased to 3.3% in Predecessor 2008 as compared to 3.4% in Predecessor 2007. The decrease in interest as a percentage of total revenues during Predecessor 2008 resulted primarily from a reduction in the weighted average interest rate on our senior unsecured credit facility from 10.36% in Predecessor 2007 to 8.45% in Predecessor 2008. The increase in interest expense as a percentage of total sales during Successor 2008 was primarily due to the amortization of the discount recorded as a reduction of debt related to our senior secured notes, with total amortization of $1.5 million recorded as interest expense in Successor 2008.

Income Tax Provision. No income tax expense was recorded during Successor 2008. We have recorded income tax expense of $0.1 million in Predecessor 2008 and $12.7 million in Predecessor 2007. During Predecessor 2007 we recorded a deferred tax valuation allowance of $13.3 million. In 2008 we continue to record a valuation allowance against our deferred tax assets, which was $23.1 million at December 28, 2008. The amount of deferred tax assets considered realizable is based upon our ability to generate future taxable income, exclusive of reversing temporary differences and carry forwards. In evaluating future taxable income for valuation allowance purposes as of December 28, 2008, we considered only income expected to be generated in fiscal years 2009, 2010 and 2011.

Fiscal Year 2007 Compared to Fiscal Year 2006

Total Revenues. Total revenues were $565.2 million in Predecessor 2007 as compared to $192.1 million in Predecessor 2006-2 and $372.6 million in Predecessor 2006-1. The overall increase of $0.5 million, or 0.1%, was due to an $8.7 million increase in other revenues, partially offset by a $7.9 million decrease in restaurant revenues. The $8.7 million increase in other revenues to $38.2 million in Predecessor 2007 was primarily due to an increase in sales to existing outside customers and the addition of new outside customers by Real Mex Foods, Inc., our distribution and manufacturing subsidiary. The $7.9 million decrease in restaurant revenues to $523.4 million in Predecessor 2007 was primarily due to one less week of operations in Predecessor 2007. Comparable store sales increased 1.3% in Predecessor 2007 when comparing 52 comparable weeks’ sales results with the combined Predecessor 2006 periods.

Cost of Sales. Total cost of sales was $140.8 million in Predecessor 2007 as compared to $46.9 million in Predecessor 2006-2 and $87.4 million in Predecessor 2006-1. The overall increase was $6.6 million, or 4.9%. As a percentage of total revenues, cost of sales increased to 24.9% in Predecessor 2007 from 24.4% in Predecessor 2006-2 and from 23.5% in Predecessor 2006-1 primarily due to higher commodity costs, specifically beef, cheese, dairy and oils, in Predecessor 2007.

Labor. Total Labor costs were $199.8 million in Predecessor 2007 as compared to $67.7 million in Predecessor 2006-2 and $125.7 million in Predecessor 2006-1. The overall increase was $6.4 million, or 3.3%. As a percentage of total revenues, labor costs increased to 35.4% in Predecessor 2007 from 35.3% in Predecessor 2006-2 and 33.8% in Predecessor 2006-1. These increases were primarily due to minimum wage increases which took place in January in the majority of the states in which we operate combined with annual management salary increases. Payroll and benefits remain subject to inflation and government regulation; especially wage rates that are currently at or near the minimum wage, and expenses for health insurance.

Direct Operating and Occupancy Expense. Direct operating and occupancy expense was $148.1 million in Predecessor 2007 as compared to $51.1 million in Predecessor 2006-2 and $94.4 million in Predecessor 2006-1. The overall increase was $2.5 million, or 1.7%. Direct operating and occupancy expense as a percentage of sales of 26.2% was a decrease versus direct operating and occupancy expense of 26.6% in Predecessor 2006-2 and an increase versus direct occupancy and operating expense of 25.3% in Predecessor 2006-1 primarily due to an increase in expenditures for advertising and promotion and increases in property taxes, common area maintenance expense and rent expense in Predecessor 2007.

General and Administrative Expense. General and administrative expense was $31.7 million in Predecessor 2007 as compared to $11.4 million in Predecessor 2006-2 and $18.9 million in Predecessor 2006-1. The overall increase of $1.4 million or 4.7% was primarily due to higher salaried labor expense combined with higher insurance expense and stock-based compensation expense related to options issued during Predecessor 2007. General and Administrative expense as a percentage of sales decreased to 5.6% in Predecessor 2007 from 5.9% in Predecessor fiscal year 2006-2 and increased from 5.1% in Predecessor 2006-1.

Depreciation and Amortization. Depreciation and amortization expense was $24.0 million in Predecessor 2007 as compared to $10.3 million in Predecessor 2006-2 and $12.2 million in Predecessor 2006-1. The overall increase was $1.4 million or 6.2%. As a percentage of total revenues, depreciation and amortization was 4.2% in Predecessor 2007 as compared to 5.4% in Predecessor 2006-2 and 3.3% in Predecessor 2006-1. The increase to 4.2% in Predecessor 2007 from 4.0% in the combined Predecessor Year 2006 was due to the increase in the depreciable basis of furniture, fixtures and equipment to fair market value and net favorable lease asset and unfavorable lease liability amortization required under purchase accounting rules due to the Merger on August 21, 2006 and depreciation on the assets of new restaurants.

Goodwill Impairment. A non-cash goodwill impairment charge of $10.0 million was recorded in Predecessor 2007 to reflect the impairment losses related to the difference between the fair value and recorded value for goodwill. The fair value was determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. No goodwill or trademark impairment was recognized by the Company during Predecessor 2006-1 or Predecessor 2006-2.

Interest Expense. Interest expense was $19.3 million in Predecessor 2007 as compared to $10.5 million in Predecessor 2006-2 and $16.0 million in Predecessor 2006-1. The overall decrease of $7.2 million, or 27.0%, was primarily due to a $10.0 million reduction in our senior unsecured credit facility and a reduction in the weighted average interest rate on our senior unsecured credit facility from 13.61% in the combined Predecessor 2006 to 10.36% in Predecessor 2007. As a percentage of total revenues, interest expense was 3.4% in Predecessor 2007 as compared to 4.7% in the combined Predecessor 2006.

Income Tax Provision. The income tax provision for Predecessor 2007 and for the combined Predecessor 2006 was based on estimated annual effective tax rates. A rate of 118.0% was applied to Predecessor 2007 versus a rate of 34.6% in the combined Predecessor 2006. The rates are comprised of the combined federal and state statutory rates. The difference in rates primarily results from the valuation allowance of $13.3 million recorded in Predecessor 2007.

Liquidity and Capital Resources

Our principal liquidity requirements are to service our debt and meet our capital expenditure and working capital needs. Our indebtedness at December 28, 2008 and June 28, 2009, including obligations under capital leases and unamortized debt discount, was $161.8 million and $183.9 million, respectively, and we had $7.4 million and $15.0 million, respectively, of revolving credit availability under our $15.0 million senior secured revolving credit facility. Our ability to make principal and interest payments and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior secured revolving credit facility will be adequate to meet our liquidity needs for the near future. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured revolving credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. See “Description of Certain Indebtedness”. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Working Capital and Cash Flows

We presently have, in the past have had, and in the future are likely to have, negative working capital balances. The working capital deficit principally is the result of accounts payable and accrued liabilities being more than current asset levels. The largest components of our accrued liabilities include reserves for our self-insured workers’ compensation and general liability insurance, accrued payroll and related employee benefits costs and gift card liabilities. We do not have significant receivables and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not needed immediately to pay for food and supplies or to finance receivables or inventories typically have been used for capital expenditures and/or debt service payments under our existing indebtedness.

Operating Activities.

Six months ended June 28, 2009 compared to the six months ended June 29, 2008

We had net cash provided by operating activities of $12.6 million for the six months ended June 28, 2009 compared with net cash provided by operating activities of $19.7 million for the six months ended June 29, 2008. The decrease in cash provided by operating activities was primarily attributable to the decrease in revenues, combined with changes in working capital, particularly related to the timing of payments related to accounts payable and accrued liabilities.

Fiscal Year 2008 Compared to Fiscal Year 2007

We had net cash provided by operating activities of $7.2 million for Successor 2008 and $17.7 million for Predecessor 2008, compared to $25.4 million for Predecessor 2007, resulting in a net decrease overall of $0.5 million from Predecessor 2007 to the combined results from Predecessor and Successor 2008. Overall, we remained consistent year over year, with a slight decrease of $0.5 million. However, as shown on our consolidated statement of cash flows, the sources fluctuated when comparing Predecessor 2007 to Predecessor and Successor 2008, due to changes in the timing of accounts payable and accrued liabilities, mostly offset by decreases in trade and other receivables.

Investing Activities.

Six months ended June 28, 2009 compared to the six months ended June 29, 2008

We had net cash used in investing activities, comprised primarily of additions to property and equipment, of $3.4 million and $14.0 million for the six months ended June 28, 2009 and June 29, 2008, respectively. The decrease in additions primarily results from no construction of new restaurants during 2009, combined with management’s focus on reducing costs in order to minimize the impact of lower restaurant revenues.

Fiscal Year 2008 Compared to Fiscal Year 2007

We had net cash used in investing activities of $0.8 million for Successor 2008 and $23.6 million for Predecessor 2008, compared to $28.4 million for Predecessor 2007. The overall decrease in cash used in investing activities of $4.0 million was primarily the result of a decrease in additions to property and equipment of $11.1 million from Predecessor 2007 to Predecessor 2008, partially offset by the sale of all remaining Fuzio units, including the rights to the Fuzio trademark, of $6.0 million during Predecessor 2007.

Outlook

As a result of the continued impact of the economy on our operations and restrictions in our senior secured notes (as discussed below) issued during July 2009, we have revised our 2009 capital expenditure estimates to $8.0 million for fiscal year 2009. We expect to spend approximately $0.1 million for information technology, approximately $1.0 million for Real Mex Foods and approximately $6.9 million for restaurant maintenance and other capital expenditures related to our restaurants. These and other similar costs may be higher in the future due to inflation and other factors. We expect to fund the capital expenditures described above from cash flow from operations, available cash, available borrowings under our senior credit facility and trade financing received from trade suppliers. We do not plan to open any new restaurants during 2009.

Financing Activities.

Six months ended June 28, 2009 compared to the six months ended June 29, 2008

We had net cash used in financing activities of $7.3 million and $5.8 million for the six month ended June 28, 2009 and June 29, 2008, respectively. The increase in cash used in financing activities was primarily due to capital contributions of $2.6 million received during 2008 from RM Restaurant Holding Corp., our parent company, partially offset by a decrease in the net repayment our senior secured revolving credit facility during the current year of approximately $1.4 million.

Fiscal Year 2008 Compared to Fiscal Year 2007

We had net cash used in financing activities of $5.7 million for Successor 2008 and net cash provided by financing activities of $49 million for Predecessor 2008 and $2.6 million for Predecessor 2007. The changes are primarily a result of the timing of our borrowings under our revolving credit facilities, for which we had net repayments of $5.9 million during Successor 2008 compared to net borrowings of $2.5 million and $3.1 million in Predecessor 2008 and Predecessor 2007, respectively. In addition, during Predecessor 2008, we had a capital contribution from our parent company of $3.0 million, primarily to partially fund new store openings.

Debt and Other Obligations

Senior Secured Notes due 2010. Our $105.0 million senior secured registered notes (“Senior Secured Notes”) mature on April 1, 2010. Interest on our Senior Secured Notes accrues at a rate of 10.25% per annum. Interest is payable in arrears semiannually on April 1 and October 1 of each year. Our Senior Secured Notes are guaranteed on a senior secured basis by all of our present and future domestic subsidiaries which are restricted subsidiaries under the indenture governing our Senior Secured Notes. All of the subsidiary guarantors are 100% owned by us and such guarantees are full and unconditional and joint and several. We have no independent assets or operations outside of the subsidiary guarantors. Our Senior Secured Notes and related guarantees are secured by substantially all of our domestic restricted subsidiaries’ tangible and intangible assets, subject to the prior ranking claims on such assets by the lenders under our Senior Secured Revolving Credit Facilities. The indenture governing our Senior Secured Notes contains various affirmative and negative covenants, subject to a number of important limitations and exceptions. We were in compliance with all specified financial and other covenants under the Senior Secured Notes indenture at June 28, 2009.

As a result of the Exchange and under purchase accounting rules we recorded $20.0 million of unamortized debt discount as a reduction of debt related to our Senior Secured Notes, as the fair market value of the debt on the Exchange date was less than its carrying value. The discount is amortized to interest expense over the remaining life of the debt.

On July 7, 2009 (the “Closing Date”), we completed an offering of $130.0 million aggregate principal amount of 14.0% Senior Secured Notes due January 1, 2013 (the “New Senior Secured Notes”), which are guaranteed (the “Guarantees”) by RM Restaurant Holding Corp., our parent company (“Holdco”), and all of our existing and future domestic restricted subsidiaries (together with Holdco, the “Guarantors”). The New Senior Secured Notes were offered and sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act, a limited number of institutional accredited investors in the United States, and outside the United States in reliance on Regulation S under the Securities Act. The New Senior Secured Notes were issued pursuant to an indenture, dated July 7, 2009 (the “Indenture”), by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee. The net proceeds from the issuance of the New Senior Secured Notes was used to refinance a portion of the existing indebtedness, including repayment of our existing Senior Secured Notes and to pay fees and expenses in connection therewith.

Prior to July 1, 2011, we may redeem up to 35% of the original aggregate principal amount of the New Senior Secured Notes at a redemption price equal to 114% of the principal amount thereof, plus accrued and unpaid interest thereon, with the net proceeds of certain equity financings; provided that (i) at least 65% of the aggregate principal amount of Notes remains outstanding immediately after such redemption and (ii) the redemption occurs within 90 days of the date of the closing of such sale of our equity interests. Prior to July 1, 2011, we may also redeem some or all of the New Senior Secured Notes at a “make-whole” premium. On or after July 1, 2011, we may redeem some or all of the New Senior Secured Notes at 100% of the New Senior Secured Notes’ principal amount, plus accrued and unpaid interest up to the date of redemption.

Within 90 days of the end of each four fiscal quarter period ending on or near December 31, beginning in 2009, we must, subject to certain exceptions, offer to repay the New Senior Secured Notes with 75% of the Excess Cash Flow (as defined in the Indenture) from the period, at 100% of the principal amount plus any accrued and unpaid interest and liquidated damages. If the excess cash flow offer is prohibited by the terms of the Second Amended and Restated Credit Agreement entered into in connection with the Senior Secured Revolving Credit Facilities, as described below, we will deposit the amount that would have been used to fund the excess cash flow offer into an escrow account. Funds from the escrow account will only be released to us to repay borrowings under the Senior Secured Revolving Credit Facilities or to make an excess cash flow offer.

If we undergo a change of control, we will be required to make an offer to each holder to repurchase all or a portion of their Notes at 101% of their principal amount, plus accrued and unpaid interest up to the date of purchase. If we sell assets outside the ordinary course of business and we do not use the net proceeds for specified purposes, we may be required to use such net proceeds to repurchase the New Senior Secured Notes at 100% of their principal amount, together with accrued and unpaid interest up to the date of repurchase.

The terms of the Indenture generally limit our ability and the ability of our restricted subsidiaries to, among other things: (i) make certain investments or other restricted payments; (ii) incur additional debt and issue preferred stock; (iii) create or incur liens on assets to secure debt; (iv) incur dividends and other payment restrictions with regard to restricted subsidiaries; (v) transfer, sell or consummate a merger or consolidation of all, or substantially all, of our assets; (vi) enter into transactions with affiliates; (vii) change our line of business; (viii) repay certain indebtedness prior to stated maturities; (ix) pay dividends or make other distributions on, redeem or repurchase, capital stock or subordinated indebtedness; (x) engage in sale and leaseback transactions; or (xi) issue stock of subsidiaries.

The New Senior Secured Notes and the Guarantees are secured by a second-priority security interest in substantially all of our assets and the assets of the Guarantors, including the pledge of 100% of all outstanding equity interests of each of our domestic subsidiaries. The New Senior Secured Notes have not been registered under the Securities Act or any state securities laws and may not be sold except in a transaction registered under, or exempt from, the registration provisions of the Securities Act and applicable state securities laws. On the Closing Date, the Company and the Guarantors entered into a registration rights agreement, pursuant to which we agreed to file with the SEC and cause to become effective a registration statement with respect to a registered offer to exchange the New Senior Secured Notes for an issue of our senior secured notes with terms identical to the New Senior Secured Notes in all material respects. In addition, we have agreed to file, in certain circumstances, a shelf registration statement covering resales of the New Senior Secured Notes. If the registration statements required by the registration rights agreement are not filed and declared effective on or prior to the dates specified in the agreement or the exchange offer is not consummated, the Company is subject to liquidated damages in an amount and for the time periods specified in the agreement.

Senior Secured Revolving Credit Facilities. On January 29, 2007, we entered into a Second Amended and Restated Credit Agreement with General Electric Capital Corporation, which provides for a $15.0 million revolving credit facility (the “Senior Secured Revolving Credit Facility”) and $25.0 million letter of credit facility (the “Senior Secured Letter of Credit Facility,” together with the Senior Secured Revolving Credit Facility, the “Senior Secured Revolving Credit Facilities”), maturing on January 29, 2009. Under the Senior Secured Revolving Credit Facilities, the lenders agreed to make loans and issue letters of credit to and on behalf of the Company and our subsidiaries.

Obligations under the Senior Secured Revolving Credit Facilities are guaranteed by all of our subsidiaries as well as by Holdco, which has made a first priority pledge of all of its equity interests in the Company as security for the obligations. Interest on the Senior Secured Revolving Credit Facility accrues pursuant to an Applicable Margin as defined in the Second Amended and Restated Credit Agreement, as amended. The Senior Secured Revolving Credit Facilities are secured by, among other things, first priority pledges of all of the equity interests of our direct and indirect subsidiaries, and first priority security interests (subject to customary exceptions) in substantially all of our current and future property and assets and our direct and indirect subsidiaries, with certain limited exceptions. As of June 28, 2009, we had $7.7 million available under the Senior Secured Letter of Credit Facility and $15.0 million available under the Senior Secured Revolving Credit Facility that may also be utilized for the letters of credit.

The Second Amended and Restated Credit Agreement contains various affirmative and negative covenants and restrictions, which among other things, require us to meet certain financial tests (including certain leverage and cash flow ratios), and limits the Company and our subsidiaries’ ability to incur or guarantee additional indebtedness, make certain capital expenditures, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, engage in transactions with affiliates and effect a consolidation or merger. The agreement contains a cross-default provision wherein if we are in default on any other credit facilities, default on this facility is automatic. At June 28, 2009, we were in compliance with all specified financial and other covenants under the Second Amended and Restated Credit Agreement, as amended.

In connection with the offering of the New Senior Secured Notes, we amended the Second Amended and Restated Credit Agreement. The amendment extends the term of the Senior Secured Revolving Credit Facilities to July 1, 2012 and modifies certain financing covenants. Interest on the outstanding borrowings under the Senior Secured Revolving Credit Facility will be based on the ninety-day LIBOR, plus 7.0%, with a ninety-day LIBOR floor of 2.0%, and fees on the letters of credit issued thereunder will accrue at a rate of 4.5% per annum.

Senior Unsecured Credit Facility. On October 5, 2006, we entered into an Amended and Restated Senior Unsecured Credit Agreement, which provides for a single term loan of $65.0 million maturing on October 5, 2010 (the “Senior Unsecured Credit Facility”). Obligations under the Senior Unsecured Credit Facility are guaranteed by all of our subsidiaries.

On November 13, 2008, concurrent with the Exchange, we executed a Limited Waiver, Consent and Amendment to the Senior Unsecured Credit Facility, which provided a change in the interest rate from variable to a fixed rate of 12.50% and amended the Maximum Leverage Ratio and Minimum Interest Coverage Ratio covenants for the period ending September 28, 2008 and thereafter, as well as the Capital Expenditure covenant going forward. As a result of the Exchange, the existing lenders to the Senior Unsecured Credit Facility became owners of Holdco. As a result, the Senior Unsecured Credit Facility is now held by related parties to the Company.

The Senior Unsecured Credit Facility, as amended, contains various affirmative and negative covenants which, among other things, require us to meet certain financial tests (including certain leverage and interest coverage ratios) and limits the Company and our subsidiaries’ ability to incur or guarantee additional indebtedness, grant certain liens, make certain restricted payments, make capital expenditures, engage in transactions with affiliates, make certain investments, sell our assets, make acquisitions, effect a consolidation or merger and amend or modify instruments governing certain indebtedness (including relating to the Senior Secured Notes and the Senior Secured Revolving Credit Facilities). At June 28, 2009, we were in compliance with all specified financial and other covenants under the Senior Unsecured Credit Facility, as amended.

In connection with the offering of the New Senior Secured Notes, we entered into a Second Amended and Restated Credit Agreement (the “Second Amended and Restated Credit Agreement”), by and among the Company, Holdco, the lenders party thereto and Credit Suisse, Cayman Islands Branch, pursuant to which the principal balance of the existing unsecured loan owing by the Company under the existing Senior Unsecured Credit Facility, as amended, was reduced from $65.0 million to $25.0 million through (i) the assumption by Holdco of $25,000,000 of such unsecured debt and (ii) the exchange by a lender under the Senior Unsecured Credit Facility, as amended, of $15,000,000 of such unsecured debt for $4,583,000 aggregate principal amount of Notes. Interest will accrue at an annual rate of 16.5% and will be payable quarterly; provided that (i) such interest will be payable in kind for the first four quarters following the Closing Date and (ii) thereafter will be payable in a combination of cash and in kind. The term of the Senior Unsecured Credit Facility was extended to July 1, 2013 and certain covenants were modified.

New Parent Credit Agreement. In connection with the offering of the New Senior Secured Notes and concurrent with the closing thereof, Holdco entered into a new credit agreement evidencing the $25.0 million of principal amount of our existing unsecured loan under the Senior Unsecured Credit Facility assumed by Holdco. Holdco’s unsecured credit facility is not guaranteed by us or any of our subsidiaries. Interest accrues at the rate of 20%, and is payable in kind on a quarterly basis. Holdco’s unsecured credit facility matures four and one-half years from July 7, 2009 and contains similar covenants to those contained in our senior unsecured credit facility, as well as financial maintenance covenants.

Mortgage. In 2005, concurrent with an acquisition, we assumed a $0.8 million mortgage secured by the building and improvements of one of the restaurants acquired in the transaction. The mortgage carries a fixed annual interest rate of 9.28% and requires equal monthly payments consisting of principal and interest through April 2015. As of June 28, 2009, the principal amount outstanding on the mortgage was $0.6 million.

Interest rates for our long-term debt are shown in the following table:

	June 28,	December 28,
	2009	2008

Senior Secured Notes due 2010	10.25%	10.25%
Senior Secured Revolving Credit Facilities	5.98 to 7.68%	7.11 to 7.94%
Senior Unsecured Credit Facility	12.50%	12.50%
Mortgage	9.28%	9.28%
Other	3.58 to 4.70%	3.98 to 4.70%

Capital Leases. Our leases certain leasehold improvements under agreements that are classified as capital leases. The capital lease obligations have a weighted-average interest rate of 8.7%. As of June 28, 2009, the principal amount due relating to capital lease obligations was $1.1 million. Principal and interest payments on the capital lease obligations are due monthly and range from $2,500 to $11,400 per month. The capital lease obligations mature between 2009 and 2025.

Contractual Obligations

The following table represents our contractual commitments as of December 28, 2008 associated with obligations under debt agreements, other obligations discussed above and from our operating leases, on a pro forma basis after giving effect to the offering of the old notes and related refinancing transactions, as if such offering and refinancing transactions had occurred on December 28, 2008:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	($ in thousands)

Contractual Obligations
Long Term Debt Obligations(1)	$203,833	$8,313	$65,166	$130,199	$155
Capital Lease Obligations	1,794	565	702	223	304
Operating Lease Obligations(2)	251,670	41,389	68,976	52,301	89,004
Purchase Obligations	43,810	27,244	5,522	5,522	5,522

Total	$501,107	$77,511	$140,366	$188,245	$94,985

(1)	Includes our old notes, unsecured term loan, senior secured revolving credit facility, parent credit agreement, mortgage and an obligation to a vendor. We have not included any scheduled interest payments in this table. Please see discussion of terms for each significant component of long term debt above.

(2)	In addition to the base rent, many of our leases contain percentage rent clauses, which obligate us to pay additional rents based on a percentage of sales, when sales levels exceed a contractually defined base. We recorded such additional rent expenses of $198 in Successor 2008, $1,926 in Predecessor 2008, $2,164 in Predecessor 2007, $907 in Predecessor 2006-2 and $1,755 in Predecessor 2006-1. Operating Lease Obligations do not reflect potential renewals or replacements of expiring leases.

Off-Balance Sheet Arrangements

None.

Inflation

The impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the federal or applicable state minimum wage. Our workers’ compensation and health insurance costs have been and are subject to continued inflationary pressures. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which may be subject to inflationary increases. Management continually seeks ways to mitigate the impact of inflation on our business. We believe that our current practice of maintaining operating margins through a combination of periodic menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is our most effective tool for dealing with inflation.

Critical Accounting Policies

Our Company’s accounting policies are fully described in Note 3 of the Consolidated Financial Statements. As disclosed in Note 3, the discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to property and equipment, impairment of long-lived assets, valuation of goodwill, self-insurance reserves, income taxes and revenue recognition. We base our estimates on historical experience and on various other assumptions and factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Based on our ongoing review, we plan to adjust our judgments and estimates where facts and circumstances dictate. Actual results could differ from our estimates.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results and require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method for financial reporting purposes. The lives for furniture, fixtures and equipment range from three to 10 years. The life for buildings is the shorter of 20 years or the term of the related operating lease. Costs of leasehold rights and improvements and assets held under capital leases are amortized on the straight-line basis over the shorter of the estimated useful lives of the assets or the non-cancelable term of their underlying leases. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that extend the useful life of an asset are capitalized.

Long-Lived Asset Impairment

We assess the impairment of long-lived assets, including restaurant sites and other assets, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales prices are judgments based on our experience and knowledge of local operations. These estimates can be significantly affected by future changes in real estate market conditions, the economic environment, and capital spending decisions and inflation.

For properties to be closed that are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using risk-free rates and net of expected sublease rentals that could be reasonably obtained for the property, is recognized as a liability and expensed. The value of any equipment and leasehold improvements related to a closed store is reduced to reflect net recoverable values. Internal specialists estimate the subtenant income, future cash flows and asset recovery values based on their historical experience and knowledge of (1) the market in which the store to be closed is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. Specific real estate markets, the economic environment and inflation affect the actual cost of disposition for these leases and related assets.

Management recorded no impairment for Successor 2008 or Predecessor 2006-2. During Predecessor 2008, Predecessor 2007, and Predecessor 2006-1, management determined that certain identified property and equipment was impaired and recorded an impairment charge of $5.2 million, $1.4 million and $1.2 million, respectively, reducing the carrying value of such assets to the estimated fair value.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired, in accordance with

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Management performs its annual impairment test during the last quarter of the Company’s fiscal year. An impairment loss is recognized to the extent that the carrying amount exceeds an asset’s fair value. Management considers the reporting unit level to be the Company level, as the components (e.g., brands) within the Company have similar economic characteristics, including production processes, types or classes of customers and distribution methods. This determination is made at the reporting unit level and consists of two steps. First, management determines the fair value of a reporting unit and compares it to its carrying amount. The fair value is determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. A variance in the discount rate could have a significant impact on the valuation of the goodwill for purposes of the impairment test. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to the economic environment on our customer base or a material negative change in relationships with our customers.

During the second quarter of 2008, management forecasts were revised due to the continued impact of the downturn in the economy on current operations and growth projections. As a result, the Company identified impairment of approximately $34.0 million, including $30.0 million related to goodwill and $4.0 million related to trademarks. As of November 13, 2008, in conjunction with the Exchange, the Company completed a valuation and identified additional impairment of approximately $129.2 million, including $87.6 million related to goodwill and $41.6 million related to trademarks. The Company recorded total non-cash charges of $163.2 million for the write-down of the goodwill and trademarks during the Predecessor Period December 31, 2007 to November 13, 2008.

Self-Insurance

Our business is primarily self-insured for workers’ compensation and general liability costs. Our recorded self- insurance liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Any actuarial projection of ultimate losses is subject to a high degree of variability. Sources of this variability are numerous and include, but are not limited to, future economic conditions, court decisions and legislative actions. Our workers’ compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs.

Our workers’ compensation liabilities are from claims occurring in various states. Individual state workers’ compensation regulations have received a tremendous amount of attention from state politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting our business. The changes in a state’s political and economic environment increase the variability in the unpaid claim liabilities.

Income Taxes

Our Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realizable in future periods. We have significant deferred tax assets, which are subject to periodic recoverability assessments. In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We recorded a valuation allowance of $23.1 million and $13.3 million at December 28, 2008 and December 30, 2007, respectively. The amount of deferred tax assets considered realizable was based upon our ability to generate future taxable income, exclusive of reversing temporary differences and carry-forwards. In evaluating future taxable income for valuation allowance purposes as of December 28, 2008, we concluded that it was appropriate to consider only income expected to be generated in fiscal years 2009, 2010 and 2011.

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” the Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Management has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

Revenue Recognition

Revenues from the operation of Company-owned restaurants are recognized when sales occur. Fees from franchised and licensed restaurants are included in revenue as earned. Royalty fees are based on franchised restaurants’ revenues and we record these fees in the period the related franchised restaurants’ revenues are earned. Real Mex Foods’ revenues from sales to outside customers are recognized upon delivery, when title transfers to the customer, and are included in other revenues. Sales tax collected from customers and remitted to governmental authorities is presented on a net basis (excluded from revenue) in our financial statements.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which required us to adopt these provisions for business combinations occurring in fiscal year 2009 and thereafter. The adoption of SFAS 141R had no effect on our consolidated financial statements. However, the effect is dependent upon whether we make any future acquisitions and the specifics of those acquisitions.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 and requires enhanced related disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired subsequent to fiscal years beginning after December 15, 2008. Implementation of this staff position in the first six months of fiscal 2009 did not have any impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 amends SFAS No. 157, “Fair Value Measurements,” to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. FSP 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 157-4 did not have any impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2”). FSP 115-2 provides additional guidance on the timing of impairment recognition and greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold. FSP 115-2 also requires additional disclosures about impairments in interim and annual reporting periods. FSP 115-2 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 115-2 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), to require an entity to provide interim disclosures about the fair value of all financial instruments within the scope of SFAS 107 whether recognized or not recognized in the Company’s financial statements and to include disclosures related to the methods and significant assumptions used in estimating those instruments. This FSP is effective for interim and annual periods ending after June 15, 2009. As a result of the adoption of FSP 107-1 and APB 28-1, we added the required interim disclosures in Note 6 to the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued (“subsequent events”). SFAS 165 requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. For public entities, this is the date the financial statements are issued. SFAS 165 does not apply to subsequent events or transactions that are within the scope of other GAAP and will not result in significant changes in the subsequent events reported by the Company. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. We implemented SFAS 165 during the quarter ended June 28, 2009. We evaluated for subsequent events through August 11, 2009, the issuance date of our financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. SFAS 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. SFAS 168 is not intended to change GAAP. However, since it completely supersedes existing standards, it will affect the way we reference authoritative accounting pronouncements in our future financial statements.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Quantitative And Qualitative Disclosures About Market Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in foreign exchange rates and interest rates.

We consider the U.S. dollar to be the functional currency for all of our entities. All of our net sales and our expenses in 2009 and 2008 were denominated in U.S. dollars. Therefore, foreign currency fluctuations did not materially affect our financial results in those periods.

We are also subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our senior secured credit facilities that are payable at floating rates of interest. As of June 28, 2009, there were no borrowings outstanding under our Senior Secured Revolving Credit Facilities.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into certain fixed price purchase agreements with varying terms of generally no more than one year duration. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

BUSINESS

Our Company

We are the largest full service Mexican casual dining restaurant operator in the United States. As of June 28, 2009, we had 224 restaurants system-wide, consisting of 189 Company-operated units, of which 155 were located in California with the remainder located in 12 other states, primarily under the trade names El Torito Restaurant, Chevys Fresh Mex and Acapulco Mexican Restaurant Y Cantina. In addition, we franchise 27 domestic Chevys Fresh Mex restaurants and eight international El Torito restaurants. Our restaurants offer a large variety of traditional, innovative and authentic Mexican dishes and a wide selection of alcoholic beverages at moderate prices, seven days a week for lunch and dinner, as well as Sunday brunch. Our restaurant concepts feature fresh, high quality and flavorful foods, served in casual atmospheres. Our other major subsidiary, Real Mex Foods, Inc., referred to as “Real Mex Foods,” provides purchasing and distribution services for our restaurant operations and manufactures specialty products for sale to more than 100 outside customers. For the LTM Period, we generated revenues and Adjusted EBITDA of $528.1 million and $39.8 million, respectively.

Company History

Chevys Acquisition

On January 11, 2005, we completed the acquisition of substantially all of the assets of Chevys, Inc. and certain of its subsidiaries out of a 11 bankruptcy proceeding, including 69 Chevys Fresh Mex® restaurants and five Fuzio Universal Pasta® restaurants. In addition, we assumed franchise agreements for 37 franchised Chevys Fresh Mex restaurants and five franchised Fuzio Universal Pasta restaurants. The purchase price for the Chevys Acquisition was approximately $77.9 million in cash and the assumption of certain liabilities, including ordinary course post-petition current liabilities of the sellers, approximately $6.3 million of letters of credit and approximately $0.8 million of other indebtedness. The cash portion of the purchase price was financed with $75.0 million of borrowings under our senior unsecured credit facility and cash on hand. In May 2007, we sold four Fuzio restaurants to a franchisee, entered into a management agreement with the franchisee on a fifth Company-owned Fuzio restaurant and sold the Fuzio trademark, trade name and Fuzio franchise rights to the franchisee. Concurrent with the sale, we purchased three franchised Chevys restaurants from the franchisee.

Merger Agreement

On August 17, 2006, we entered into an Agreement and Plan of Merger with our parent, RM Restaurant Holding Corp., and our subsidiary, RM Integrated, Inc. On August 18, 2006, the stockholders of the Company entitled to vote thereon approved the Agreement and Plan of Merger. On August 21, 2006, the closing of the transactions contemplated by the Agreement and Plan of Merger occurred, and RM Integrated merged with and into the Company, with the Company continuing as the surviving corporation and the 100% owned subsidiary of our parent. The net purchase price of the Company was $200.9 million, consisting of $359.0 million in cash, plus net cash acquired of $35.2 million, plus $4.6 million in working capital and other adjustments plus direct acquisition costs of $3.9 million, less indebtedness assumed of $188.2 million and seller costs of $9.3 million.

Exchange Agreement

Effective November 13, 2008, our parent, and each of our parent’s existing lenders executed an agreement to exchange our parent’s then outstanding borrowings under its unsecured term loan facility for 94.5% of the common stock of our parent. Immediately prior to the Exchange, our parent effected a 100:1 reverse stock split of its common stock and after the Exchange the immediately post-split existing holders retained 5.5% of the shares of our parent’s common stock. Immediately after the Exchange, no stockholder, together with its affiliates, owned more than 50% of the capital stock of our parent. In connection with the Exchange, certain terms and conditions of its outstanding indebtedness were modified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations”.

The Exchange was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) and affected the Company as push-down accounting is required. As no cash consideration was exchanged, we completed a valuation to determine the value of the equity exchanged, the assets acquired and the liabilities assumed based on their estimated fair market values at the date of the Exchange. The allocation of the purchase price is a preliminary estimate as the determination of the fair market values of the assets acquired and the liabilities assumed has not been finalized. We attribute the goodwill associated with the Exchange to the historical financial performance and the anticipated future performance of our operations. As this was a non-cash transaction, it has been excluded from the statement of consolidated cash flows.

The following table presents the allocation to the assets acquired and liabilities assumed based on their estimated fair values as determined by the valuation of the Company (in thousands):

Cash and cash equivalents	$1,417
Trade and other accounts receivable	12,100
Inventories	12,938
Other current assets	5,692
Property and equipment	113,154
Other assets	41,841
Trademark and other intangibles	68,900
Goodwill	43,178

Total assets acquired	299,220

Accounts payable and accrued liabilities	60,614
Long-term debt	166,028
Deferred tax liability	31,549
Other liabilities	13,854

Total liabilities assumed	272,045

Net assets acquired	$27,175

As a result of the Exchange, fiscal year 2008 is presented as the Successor Period from November 14, 2008 to December 28, 2008 and the Predecessor Period from December 31, 2007 to November 13, 2008.

Significant Stockholders of RM Restaurant Holding Corp.

Farallon Capital Management, L.L.C., or Farallon, is an investment firm which manages equity capital for institutions, typically endowments and foundations, high net worth individuals, other pooled investment vehicles, and charitable organizations. Farallon invests globally in debt and equity of public and private companies. Founded in 1986, Farallon has more than $17 billion in assets under management.

Kohlberg Kravis Roberts & Co., or KKR, is a leading global alternative asset manager that sponsors and manages funds that make investments worldwide on behalf of public pension funds, university endowments, foundations, and other investors. KKR Asset Management, the evolution of KKR’s fixed income business, is a dedicated asset management platform focused on corporate credit. Established in 1976 with 14 private equity funds and 10 credit vehicles managed to date, KKR has received $60 billion of private equity capital and capital commitments from investors since its founding and completed over 165 transactions with an aggregate enterprise value of more than $420 billion.

Company Structure

The following chart summarizes our current organizational structure.

Our Restaurant Concepts

We have three separate concepts, each providing our customers with different flavor profiles and atmospheres. Our restaurants appeal to a wide variety of consumers across different ethnic, age and income demographics. Our three concepts are geographically diversified and experience minimal overlap.

El Torito and El Torito Grill (approximately 42% of LTM Period restaurant revenues). Founded in 1954, El Torito has been a pioneer in the full service, casual dining Mexican restaurant segment in California. As of June 28, 2009, we operated 81 El Torito restaurants, including nine El Torito Grill restaurants and two Sinigual restaurants. Our El Torito concept is the largest full service Mexican casual dining restaurant chain in California and features authentic regional specialties created by our executive chef, Pepe Lopez. El Torito restaurants are dedicated to fresh, quality ingredients and authentic, made-from-scratch Mexican cuisine, including sizzling fajitas, hand-made tamales and traditional Mexican combination platters. In the El Torito concept, we strive to increase traffic in the traditionally slower day-parts of early evening and weekday through Happy Hour offers and specialty theme menus. During Happy Hour, guests enjoy value priced appetizers and drinks. Our Pronto Lunch menu offers our time-sensitive guests value priced entrées. We stimulate incremental traffic with value promotions such as our longstanding Tacorito Tuesday programs where guests may enjoy grilled chicken, steak or carnitas tacos in the cantina. Lunch and dinner entrées range in price from $8.99 to $17.99, with an average dining room check per guest of $15.06 for the LTM Period.

El Torito restaurants are primarily free standing buildings, modeled after traditional Mexican haciendas. The restaurants average approximately 8,800 square feet with average seating for approximately 306 guests. All of the El Torito properties are leased.

El Torito Grill, or Sinigual in markets outside of Southern California, is our upscale concept with a warm, upbeat atmosphere and contemporary Mexican cuisine. Lunch and dinner entrées range in price from $8.99 to $19.99, with an average dining room check per guest of $16.55 for the LTM Period.

Chevys (approximately 38% of the LTM Period restaurant revenues). Chevys was founded in Alameda, California in 1986. As of June 28, 2009, we operated 68 Company-owned restaurants and franchised 27 restaurants. This concept is the second largest full service, Mexican casual dining restaurant chain in California. Chevys is a comfortable yet high-energy restaurant concept that prides itself on the concept of “fresh” (“no cans in the kitchen”) and making many of its items from scratch, offering guests an array of freshly prepared Mexican dishes in an ultra-casual atmosphere. A signature item of Chevys is its fresh tortilla maker called “El Machino.” El Machino is prominently featured in the dining room and helps reinforce the Company’s commitment to freshness. Our Chevys concept offers an extensive variety of Mexican dishes, including traditional enchiladas, burritos and tacos, as well as a variety of combination platters. The food menu is complemented by a full bar with a wide selection of margaritas and an assortment of Mexican and American beers. Lunch and dinner entrees range in price from $8.99 to $22.99, with an average dining room check per guest of $14.36 for the LTM Period.

Chevys restaurants are primarily freestanding and located in high-traffic urban and suburban areas. Chevys restaurants average approximately 7,800 square feet with average seating for approximately 327 guests in the dining room and cantina. The restaurant design is cantina-style with a vibrant, ultra-casual layout. All of the Chevys properties are leased.

Acapulco (approximately 15% of the LTM Period restaurant revenues). The first Acapulco restaurant opened in Pasadena, California in 1960. As of June 28, 2009, we operated 32 Acapulco restaurants. This concept is the third largest full service, Mexican casual dining restaurant chain in California. Our Acapulco concept offers California style Mexican food featuring traditional favorites as well as seafood specialties such as grilled halibut, shrimp and crab entrees. Acapulco benefits from long-standing value oriented day-part programs designed to drive incremental traffic during slow periods. Beginning with Sunday brunch, guests can indulge in a champagne brunch with a variety of fresh soups, chilled salads, a taco bar with handmade tortillas, a made to order taco bar and a variety of traditional Mexican favorites. Weekday value promotions include Happy Hour, Margarita Mondays, and a lunch buffet for time sensitive guests. Acapulco also features a host of specialty drinks, including our signature Acapulco Gold Margarita. Lunch and dinner entrees range in price from $5.99 to $17.99 with an average dining room check per guest of $14.92 for the LTM Period.

Acapulco restaurants are primarily freestanding and located in high-traffic urban and suburban areas. Acapulco restaurants average approximately 8,500 square feet with average seating for approximately 240 guests. Many locations have attractive outdoor patios. Acapulco currently uses three models for restaurant decor: Hacienda, Aztec and Resort. A consistent appearance is achieved through similar exterior signage and the use of Mexican furnishings and vibrant primary color schemes in interior design throughout. All Acapulco restaurants. All but one of the properties are leased.

Other Restaurant Concepts (approximately 5% of the LTM Period restaurant revenues). As of June 28, 2009, we operated eight additional restaurant locations, all of which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; and Who-Song & Larry’s. We acquired most of these restaurants with the acquisition of El Torito Restaurants, Inc.

Our Real Mex Foods Subsidiary

Founded in 1970, our Real Mex Foods subsidiary provides purchasing and distribution services for the restaurant operations and manufactures specialty products for sales to outside customers. Real Mex Foods has built significant expertise in the procurement, manufacturing, distribution, and product development of Mexican foods and has emerged as a premier Hispanic foodservice provider in California. Headquartered in Buena Park, California, Real Mex Foods operates two distribution centers as well as a new, state-of-the-art 101,000 square foot manufacturing facility in Vernon, California which has substantial capacity for growth.

Real Mex Foods provides a one-stop source of supply needs to our restaurants on the West Coast and coordinates purchasing for all non-West Coast U.S. restaurants. Our relationship with Real Mex Foods generates significant purchasing economies of scale and ensures quality and consistency across our entire store base. This enables our restaurant managers to spend more time focusing on operations, without the burden of purchasing and supply management.

In addition to the internal benefits it provides, Real Mex Foods has an attractive customer base with deep relationships in the quick service restaurant, or “QSR,” casual dining, retail, and foodservice channels. Real Mex Foods’ custom manufacturing and research and development, or “R&D,” capabilities provide quality Mexican food products to leading QSR brands such as El Pollo Loco, Rubio’s, and Baja Fresh in addition to private label products for leading retailers such as Trader Joe’s, Costco and Albertsons and a proprietary line of entrées under the Real Mex Foods label. Real Mex Foods’ external sales grew to $41.3 million in the LTM Period from $9.9 million in fiscal year 2004, representing a compound annual growth rate of approximately 37.3% and accounting for approximately 7.8% of our LTM Period total revenues.

Our Competitive Strengths

Leading Operator with Local Appeal. We are the largest operator of Mexican casual dining restaurants in the U.S. and our El Torito, Chevys and Acapulco concepts are ranked #1, #2 and #3 in market share, respectively, in California. While there is minimal overlap of our concepts due to differing geographic concentrations, the high market density and long operating history of each concept creates a strong brand identity and marketing efficiencies not available to our national and “mom and pop” Mexican restaurant competitors. We believe our brands appeal to a wide demographic and will continue to benefit from the growing demand for fresh, authentic Mexican food and a fun, festive dining experience.

Compelling Demographic Trends and Long-Term Industry Dynamics. According to the U.S. Census Bureau, California is expected to grow from 33.8 million people in 2000 to 46.4 million people by 2030, the second largest incremental population increase of any state in the U.S. In addition, the U.S. Census Bureau projects the Hispanic population, which accounts for approximately 31% of our total restaurant revenue, to be the fastest growing demographic in the U.S., more than doubling in size from 35.3 million people in 2000 to 73.0 million people by 2030. We expect to benefit from these long-term demographic trends as we believe the Hispanic influence on dining trends will continue to grow in tandem with population growth.

Our restaurants are positioned to benefit from the long-term trend of increased expenditure on food consumed away from home. According to the USDA Economic Research Service, dollars spent on food away from home was 49% of total dollars spent on food in 2007, and is expected to reach 52% of total dollars spent on food by 2015. Additionally, our Real Mex Foods subsidiary is uniquely positioned to benefit and grow as a result of consumers increasing demand for convenient, home meal replacement solutions through the manufacture of packaged entrées sold through the grocery and club store channels and proprietary products developed for quick service restaurants.

Fresh, Authentic, Mexican Food. Our food and beverage offerings range from guest favorites such as sizzling fajitas, hand-made tamales and traditional Mexican combination platters to authentic regional specialties created by our executive chef. Our executive chef makes regular visits to many regions of Mexico to identify new flavors and recipes, and introduces distinct dishes to our restaurant guests. We believe that these freshly prepared made-from-scratch items underscore our authenticity. We prepare all our recipes with fresh, high quality ingredients, from our salsa to our sizzling fajitas. El Torito is known for tableside preparations, including our most popular appetizer, our guacamole, which is made to our guests’ specifications at their table. Our food is complemented by a variety of specialty drinks, including our Cadillac Margarita. We believe the breadth of our menus, which feature distinctive specialty dishes and a variety of price points, coupled with our consistent execution of food quality and service creates a favorable positioning to our “mom and pop” competitors.

Well Maintained Store Base and Limited Future Capital Requirements. We have consistently invested in our restaurants in an effort to uphold their image as attractive, well maintained concepts. Over the last four years, we have invested significant discretionary capital in our restaurants to maintain a fresh and comfortable dining experience which we believe sets us apart from our competitors. Furthermore, because we have no new restaurants or remodeling projects currently planned, we believe our modest ongoing capital expenditure requirements enhance our ability to generate free cash flow.

Internal Production, Purchasing and Distribution Facilities. We centralize purchasing and distribution for the majority of our raw ingredients, fresh products and alcoholic beverages through two facilities located in Buena Park and Union City, California and manufacture food products through a facility in Vernon, California. The purchasing and distribution facilities, encompassing approximately 67,000 square feet in Buena Park and 54,000 square feet in Union City enable us to order and deliver food items and ingredients on a timely basis. We are able to leverage our purchasing power and reduce delivery costs, contributing to our restaurant gross margins. Our manufacturing facility, encompassing approximately 101,000 square feet, produces certain high volume items for our Acapulco restaurants including soups, baked goods and sauce bases, enabling us to maintain food quality and consistency while reducing costs. This facility also manufactures specialty products for sales to more than 100 outside customers, marketed under the Real Mex Foods label as well as co-packaged products under other branded names. All three facilities have additional capacity to allow for growth in our distribution operations and production for outside customers.

Proven Management Team with New and Experienced Leadership. We are led by a strong management team with extensive experience in all aspects of restaurant operations. Our management team has an average of more than 30 years of experience in the restaurant industry. We recently hired industry veteran Dick Rivera as our President, CEO and Chairman. Mr. Rivera brings us more than 38 years of management experience in the restaurant and food service industries. Prior to joining Real Mex, Mr. Rivera served as Vice Chairman, President and Chief Operating Officer of Darden Restaurants in addition to various other executive positions at RARE Hospitality, Chart House, Applebee’s, TGI Fridays, El Chico, Del Taco and Steak & Ale. Mr. Rivera also served as Chairman of the National Restaurant Association from June 2007 to May 2008 and has been a board member since 1993. Mr. Rivera is joined by a very talented and tenured senior management team and board of directors with considerable experience in the restaurant and food industry.

Service. We train our servers to follow a service program designed to achieve fast and consistent service while also promoting a casual and festive atmosphere. Our service program outlines procedures, such as the server’s first approach to the guest, product recommendations throughout the visit, timing and manner of food delivery, plate clearing, payment processing, and bidding the guest farewell. Throughout the day, managers are responsible for generating energy and enthusiasm throughout their restaurants by circulating and visiting with guests at their tables. Our primary goal is to ensure that every guest leaves fully satisfied, thereby promoting repeat visits.

Business Strategy

Our primary business objective is to increase profitability through same store sales growth and restaurant level margin improvements, identified reductions in overhead costs, and continued growth in outside sales by Real Mex Foods.

Drive Same Store Sales through Revamped Product Offering and Redesigned Marketing Efforts. We recently launched a major initiative targeted at improving our menu development strategy and our marketing program to drive incremental traffic into our restaurants. After months of extensive research and analysis, we developed new menus and a new comprehensive marketing approach for each of our concepts.

•	Our menu development strategy consisted of extensive competitive research, the design of new product offerings that would be profitable while still reasonably priced and our commitment to authentic flavors inspired by research in Mexico. After rigorous development, we are launching new menus in each of our concepts which will introduce new distinctive items without sacrificing margins. We have made an effort to fill missing price points such as adding a Tilapia entrée at $12.49 that complements our $16.49 Halibut entrée, as well as entrées for less than $10.00 and appetizers for less than $8.00. We believe the introduction of our recently reengineered menus will substantially enhance our value image to our guests and differentiate us from our competitors. In addition, we made select price investments in items that drive price perception such as combinations, fajitas and soup/salads.

•	We believe that our new comprehensive marketing approach will significantly improve traffic while not increasing expenses. We have reduced spending in less efficient coupon based free standing inserts, or “FSIs,” and reallocated the funds towards new campaigns in print, radio and television. We have also launched three new promotional events to build sales on important dates throughout the year. Many of our units now offer improved specific in-store elements that reinforce the fresh, fun and festive attributes of the brand including kitchen tours and table side preparations. In addition, we are rebuilding our local store marketing capabilities where we believe we have a competitive advantage versus independent operators and national chains.

Cost Cutting Initiatives. We estimate that we have eliminated approximately $10 million in annual costs through various cost cutting initiatives. Our management team has analyzed all aspects of our operations and is implementing the following cost cutting initiatives:

•	Controlling variable store operating expenses by managing food and beverage costs and our hourly and salaried labor more efficiently without sacrificing the guest experience.

•	Eliminating approximately $5 million in general and administrative expenses through headcount reductions and reduced programs and activities spending.

•	Eliminating approximately $3 million in excess costs at the store level by renegotiating cleaning and maintenance contracts and eliminating inefficiencies through training.

•	Focusing on energy conservation at the store level to manage restaurants in a more efficient and environmentally friendly manner, generating savings of up to $1 million annually.

•	Hiring a third-party to assist in negotiations with our landlords to receive rent concessions on our underperforming restaurants. We anticipate rental expense reductions of more than $1 million annually.

Growth in Outside Sales by Real Mex Foods. In addition to serving as the proprietary foods procurement, manufacturing, product development and distribution operation for our restaurants, our Real Mex Foods subsidiary leverages its scale and expertise through the development, manufacture and distribution of proprietary Mexican food products to more than 100 outside customers. We currently sell directly to, or package for quick service and casual dining restaurants, amusement parks, club stores, and food service, retail, vending and institutional customers. We believe there are substantial opportunities to expand Real Mex Foods’ product offerings, build upon relationships with existing customers, increase shelf space and enter new retail channels. To support this growth, in 2008 we moved into our new state-of-the-art 101,000 square foot manufacturing facility, which we believe will support up to $200 million in outside sales with minimal capital required for equipment as we expand.

•	Real Mex Foods’ custom manufacturing and R&D capabilities provide quality Mexican food products to leading quick service restaurant operators seeking to outsource the development and procurement of unique, high quality products at a lower cost than they could do themselves. We believe there is a strong opportunity to increase the sale of existing products through additional restaurant operators and have an existing pipeline of products for new customers.

•	We manufacture proprietary products under other branded company names through co-package and license agreements. We believe there is a significant opportunity to expand the retail sales of co-package and license products through expanded sales of existing products through new retail channels, increasing the number of products manufactured for existing customers and adding new customers. We currently have several new products in the pipeline for both new and existing customers and believe there are significant opportunities to expand the sale of existing products through new retail channels.

•	In addition, we manufacture and sell a proprietary line of packaged multi-serve entrées including premium quality burritos, enchiladas and tamales under the Real Mex Foods label, in more than 600 retail supermarkets. We have developed a line of single-serve entrées that are expected to be in production in the third quarter, targeting smaller households. We believe the introduction of this single-serve line will increase our shelf-space and overall sales. We also plan to expand our retail sales by adding the Safeway family of supermarkets to our distribution network in 2009.

Expansion of the Chevys Franchise Network. We currently have 10 franchisees operating 27 franchised Chevys restaurants in 12 states. We believe that Chevys’ “Fresh Mex” flavor profiles and fun, casual atmosphere have broad appeal and make the concept attractive as a franchise. This is supported by the success of our franchised Chevys locations in the Midwest and on the East Coast. While we are not currently planning to develop new franchise relationships or expand existing franchise relationships, we believe there will be an opportunity to build our franchise system in the next 12 to 24 months as economic conditions improve.

Employees

As of June 28, 2009, we had 12,536 employees. Of these employees, 11,169 were employed as restaurant hourly team members, 808 as restaurant managers, 371 as distribution and production facility employees, and 188 as executive, senior, and general office staff. None of our workforce is unionized.

Restaurant Staffing. Restaurants are assigned between three and five managers—typically, a general manager, one or more assistant managers and one chef. The average restaurant employs approximately 61 team members— approximately 35% of who are in kitchen positions and 65% in guest service positions. The actual number of team members in each restaurant varies depending on sales volume, physical plant design, and unique operational needs.

Turnover. We believe one of our strengths is the relative stability of our employee staff. We believe that in fiscal year 2008, our hourly turnover of 81.5% and our management turnover of 26.0% were better than industry average. Our restaurant management is heavily tenured, with Regional Directors averaging approximately 17 years, General Managers averaging approximately 10 years and Managers averaging over 5 years. Hourly employee tenure averages almost 4 years. Other highly skilled positions such as chefs average 15 years with the Company.

Competition

The food service industry is competitive and affected by external changes such as economic conditions, disposable income, consumer tastes, and changing population and demographics. Competitive factors include: food quality, variety and price; customer service; location; the number and proximity of competitors; decor; and public reputation. We consider our principal competitors to be family dining venues and casual dining operations. Like other food service operations, we follow changes in both consumer preferences for food and habits in patronizing eating establishments. We intend to continue to expand into the specialty food market by selling directly to or co-packaging for restaurants, food service companies and other customers and will as a result face competition from other food service companies, many of which are more established than us.

Intellectual Property

We have registered or filed applications to register certain names used by our restaurants and our food manufacturing operations as trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries, including the names Acapulco Mexican Restaurant®, El Torito Grill®, Sinigual®, Chevys Fresh Mex® and Real Mex Foods®. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products.

Government Regulation

Our business, including each of the restaurants we operate, is subject to extensive federal, state and local government regulation, including those relating to, among others, public health, sanitation and safety, zoning and fire codes. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third party litigation, any of which could have a material adverse effect on our Company and its results of operations. We are also subject to laws and regulations governing our relationships with employees, including the Fair Labor Standards Act, the Immigration Reform and Control Act, minimum wage requirements, overtime, reporting of tip income, work and safety conditions and other regulations governing employment. Because a significant number of our employees are paid at rates tied to the federal and California state minimum wage, an increase in the minimum wage would increase our labor costs. An increase in the minimum wage rate or employee benefits costs could have a material adverse effect on our results of operations.

Our restaurants’ sales of alcoholic beverages are subject to regulation in each state in which we operate. Typically our restaurants’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. In fiscal year 2008, approximately 24.2% of our restaurant revenues were attributable to the sale of alcoholic beverages, and we believe that our ability to serve alcohol is an important factor in attracting customers. The failure of any of our restaurants to timely obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, the restaurant, and we could lose significant revenue.

Our restaurants are subject in each state in which we operate to “dram shop” laws, which allow a person to sue us if that person was injured by an intoxicated guest who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our profitability. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

Our food manufacturing operations are subject to extensive regulation by the United States Department of Agriculture, or USDA, and other state and local authorities. Our facilities and products are subject to periodic inspection by federal, state and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. We are required to have a USDA inspector on site at our manufacturing facility to ensure compliance with USDA regulations. Nevertheless, we cannot assure you that we are in full compliance with all such laws and regulations or that we will be able to comply with any future laws and regulations in a cost-effective manner. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, all of which could have a material adverse effect on our business, financial condition or results of operations.

We are also subject to the U.S. Bio-Terrorism Act of 2002 which, among other things, requires us to provide specific information about the food products we ship in the U.S. and to register our manufacturing facilities with the United States Food & Drug Administration, or FDA. In addition, we are subject to the Nutrition Labeling and Education Act of 1990 and the regulations promulgated there under by the FDA. This regulatory program prescribes the format and content of certain information required to appear on the labels of food products.

Additionally, restaurants and other facilities use electricity and natural gas, which are subject to various federal and state regulations concerning the allocation of energy. Our operating costs have been and will continue to be affected by increases in the cost of energy.

Environmental Matters

Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any material environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations and we cannot assure that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

Description of Property

Our corporate headquarters are located in Cypress, California. We occupy this facility under a lease that expires in 2012. As of June 28, 2009, we leased 188 restaurant facilities and owned one. The majority of our leases are for 10, 15 or 20-year terms, include options to extend the terms, include rent holidays, rent escalation clauses and/or contingent rent provisions and some of our leases have tenant improvement allowances. Our restaurant leases have terms that expire between 2009 and 2028 (excluding renewal options not yet exercised) and have an average remaining term of approximately 13 years, including options.

Restaurant Locations

As of June 28, 2009, we owned, licensed or franchised 224 restaurants in 16 states and two foreign countries, of which 189 are Company operated and 35 operate under franchise or license arrangements.

Our restaurant locations by concept and state as of June 28, 2009 were as follows:

	Concepts
State	El Torito(1)	Chevys	Acapulco	Franchised	Other(2)	Total

California	75	47	31	1	2	156
Missouri	—	—	—	9	4	13
Illinois	—	1	—	4	1	6
Arizona	2	3	—	—	—	5
New Jersey	—	2	—	3	—	5
Oregon	1	3	1	—	—	5
Maryland	—	2	—	2	—	4
New York	1	2	—	1	—	4
Virginia	—	3	—	1	—	4
Washington	—	1	—	1	1	3
Florida	1	2	—	1	—	4
Louisiana	—	—	—	2	—	2
Nevada	—	2	—	—	—	2
Indiana	1	—	—	—	—	1
Minnesota	—	—	—	1	—	1
South Dakota	—	—	—	1	—	1

Total domestic	81	68	32	27	8	216

Japan	—	—	—	6	—	6
Turkey	—	—	—	2	—	2

Total including International	81	68	32	35	8	224

(1)	Includes El Torito Grill and Sinigual restaurants.

(2)	Includes Las Brisas, Who .Song&Larry’s, El Paso Cantina and Casa Gallardo restaurants.

We also lease an approximately 101,000 square foot dedicated manufacturing facility located in Vernon, California, an approximately 67,000 square foot warehouse and distribution facility located in Buena Park, California and an approximately 54,000 square foot warehouse and distribution facility located in Union City, California, utilized by our subsidiary, Real Mex Foods, Inc.

Our owned and certain of our leased real property is pledged to secure indebtedness outstanding under our senior credit facility and our senior secured notes.

Legal Proceedings

We are periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, we believe that the outcome of these lawsuits or claims, individually or combined, will not materially adversely affect the business, consolidated financial position, results of operations or cash flows of our Company.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth certain information regarding the current board of directors, executive officers and other key employees of Real Mex Restaurants, Inc.:

Name	Age	Position

Richard E. Rivera	62	President, Chief Executive Officer and Chairman of the Board
Steven Tanner	58	Chief Financial Officer and Executive Vice President
Carlos Angulo	48	President, Real Mex Foods, Inc.
Roberto (Pepe) Lopez	53	Executive Chef and Senior Vice President, Research and Development
Raymond Garcia	54	Senior Vice President of Operations—El Torito & Acapulco
Nicholas Mayer	47	Senior Vice President of Operations—Chevys
Steven K. Wallace	53	Senior Vice President of Human Resources
Anatoly Bushler	32	Director*+
Evan Geller	32	Director*+
Michael Linn	31	Director*+
Douglas Tapley	37	Director*+
Jeff Campbell	65	Director*+
Craig S. Miller	60	Director*+

*	Member of our audit committee.

+	Member of our compensation committee.

Richard E. Rivera has been our President, Chief Executive Officer and Chairman of the Board since April 2009. Mr. Rivera is an owner of Rubicon Enterprises LLC, a Sarasota, FL-based restaurant management and investment company with ownership in four T.G.I Friday’s and six Marlow’s Taverns, for which he has served as President and CEO since 2004. From 2002 to 2004, Mr. Rivera was Vice Chairman, President and Chief Operating Officer responsible for the day-to-day operations at Darden Restaurants, Inc., the parent company which operates casual dining concepts including Red Lobster, Olive Garden, Bahama Breeze and Seasons 52. From 1997 to 2002, Mr. Rivera was President of the Red Lobster division at Darden Restaurants, Inc. Prior to his employment with Darden Restaurants, Inc., Mr. Rivera served at various times as an executive officer of the following restaurant concepts: Chart House Enterprises, RARE Hospitality International (which operates Long Horn Steakhouse and The Capital Grille among other restaurant concepts), Applebee’s, TGI Friday’s, Del Taco, El Chico, and Steak & Ale Restaurants of America. Mr. Rivera is also active on behalf of the restaurant industry having served as Vice Chairman of the National Restaurant Association in 2007-2008 and as a board member since 1993.

Steven Tanner has been our Chief Financial Officer and Executive Vice President since January 2004. Mr. Tanner also served as our Interim Chief Executive Officer and Director from December 2008 to April 2009. Before joining our Company, Mr. Tanner served as Chief Financial Officer at Sweet Factory during 2003, Executive Vice President and Chief Financial Officer for Pick Up Stix from 1997 to 2002 and Chief Financial Officer for In-N-Out Burger from 1991 to 1996. Mr. Tanner is a Certified Public Accountant and earned his bachelor’s degree in Accounting from the Brigham Young University.

Carlos Angulo has been the President of Real Mex Foods, Inc. since January 2005. Mr. Angulo joined us in 2000 as Vice President of Real Mex Foods, Inc. Previously, Mr. Angulo worked for Smart & Final for 18 years in a variety of positions from Store Manager to Vice President of Northern California Distribution. Mr. Angulo received a Bachelor of Science degree from the University of Southern California.

Roberto (Pepe) Lopez has been our Executive Chef since 1992. In addition, in 1994, Mr. Lopez was promoted to Vice President, Research and Development and in 2004, he was promoted to Senior Vice President, Research and Development. Previously, Mr. Lopez served as Director of Product Development. His prior experience includes serving as Executive Chef at Cano’s and Las Brisas, and as Manager at El Torito. Between 1988 and 1992, he was Director of Product Development for Visions Restaurants, Inc.

Raymond Garcia has been our Senior Vice President of Operations for El Torito and Acapulco since June 2005. Previously, Mr. Garcia served from 1991 to present in a variety of positions at Acapulco rising from Assistant Manager to Vice President of Operations. Before joining Acapulco, Mr. Garcia held positions of General Manager and Regional Manager at El Torito.

Nicholas Mayer has been our Senior Vice President of Operations for Chevys since January 2007. He was previously our Vice President of Franchise Operations upon acquisition of Chevys in January 2005, and held that same position for the Chevys predecessor company since January 2000. Mr. Mayer joined the Chevys predecessor company in May 1993 as a General Manager, and was promoted to positions of Regional Director of Operations in 1995 and Director of Franchise Operations in 1997.

Steven K. Wallace has been our Senior Vice President of Human Resources since 2003. Mr. Wallace joined the Company in the summer of 2001 as Vice President of Human Resources. Previously, Mr. Wallace worked with El Torito’s predecessor company for 11 years, plus he obtained operations experience with Marriott Hotels and Stouffer Restaurants. Mr. Wallace obtained a business degree from Santa Clara University and earned his Masters Degree in Human Resources at Chapman University. He also holds the Senior Professional in Human Resources (SPHR) certification from the Society for Human Resources Management.

Anatoly Bushler became a Director of the Company in November 2008 as a result of the Exchange transaction. Mr. Bushler has served as an investment professional with Farallon, a private investment firm, since September 2004. Previously, Mr. Bushler managed the financial services group at Wal-Mart Stores’ online division (Walmart.com); he also built and managed the online travel business. Prior to joining Wal-Mart, Mr. Bushler was a management consultant with McKinsey & Company.

Evan Geller became a Director of the Company in November 2008 as a result of the Exchange transaction. Mr. Geller has served as a principal with KKR, a private investment firm, since July 2008. Prior to joining KKR, Mr. Geller served as Vice President at Lazard Freres, an investment banking firm, from June 2005 through June 2008. Prior to that, Mr. Geller served as an Associate with Banc of America Securities, an investment banking firm, from April 2004 to May 2005.

Michael Linn became a Director of the Company in November 2008 as a result of the Exchange transaction. Mr. Linn is a managing director with Farallon, a private investment firm, and has been with Farallon since July 2002.

Douglas Tapley became a Director of the Company in November 2008 as a result of the Exchange transaction. Mr. Tapley has served as a principal with KKR since April 2006. Prior to joining KKR, Mr. Tapley served as Vice President at General Electric Commercial Finance, an commercial lending institution, from April 2002 through March 2006.

Jeff Campbell became a Director of the Company in July 2009. Mr. Campbell is currently the Brinker Executive in Residence at San Diego State’s School of Hospitality and Tourism. He is also Chairman of “The Chairmen’s Roundtable”, a San Diego based organization composed of former CEO’s and entrepreneurs. Campbell is the former CEO of Burger King and ex-Chairman of the Pillsbury Restaurant Group. He also served as Senior Vice President for Brand Development for Pepsi-Cola as well as CEO of the Johnny Rockets and Catalina Restaurant Groups.

Craig S. Miller became a Director of the Company in July 2009. Mr. Miller formed Miller-Sinton Capital Partners LLC in 2008 with his partner William C. Sinton. MSCP seeks investments and provides advisory services to the Restaurant Industry. Miller is the former President, CEO and Chairman of Ruth’s Chris Steak House, Inc. He has also served as President and CEO of Furr’s Restaurant Group and Uno Restaurant Corporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Overall Objectives

We believe that the compensation paid to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers, whom we collectively refer to as our named executive officers (“Named Executive Officers”), should be closely aligned with our performance as well as that of each Named Executive Officer’s individual performance on both a short- and long-term basis, and that such compensation should be sufficient to attract and retain highly qualified leaders who can create significant value for our organization. Our compensation programs are designed to provide Named Executive Officers meaningful incentives for superior performance. Performance is evaluated using both financial and non-financial objectives that we believe contribute to our long-term success. Among these objectives are financial strength, customer service, operational excellence, employee commitment and regulatory integrity.

How is Compensation Determined

Due to the unique nature of each Named Executive Officer’s duties, our criteria for assessing executive performance and determining compensation in any year is inherently subjective and is not based upon specific formulas or weighting of factors. We use companies in similar industries as benchmarks when initially establishing Named Executive Officers’ compensation. We also review peer company data when making annual base salary and incentive recommendations.

Discussion of Specific Compensation Elements

The following describes the components of our executive compensation program and the basis upon which recommendations and determinations were made. Each compensation element is designed to fit one or more components of the Company’s compensation objectives, that when taken as a whole, is competitive with the external market.

Base Salary

We determine base salaries for all of our Named Executive Officers by reviewing company and individual performance, the value each Named Executive Officer brings to us and general labor market conditions. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each Named Executive Officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. The base salaries of Named Executive Officers are reviewed on an annual basis, and any annual increase is the result of an evaluation of the Company and of the individual Named Executive Officer’s performance for the period. An increase or decrease in base pay may also result from a promotion or other significant change in a Named Executive Officer’s responsibilities during the year.

Annual Bonus Plan

We maintain an annual bonus plan that provides for annual incentive awards to be made to our senior management (including the Named Executive Officers) upon our Company’s attainment of certain financial targets. During fiscal 2008, awards were based upon the attainment of pre-set annual EBITDA targets (as defined in the annual bonus plan). On March 26, 2009, we amended the annual bonus plan to provide that awards would be based upon the attainment of pre-set annual EBITDA and cash-flow targets (as defined in the annual bonus plan). The annual bonus plan is designed to reward our executives for achievement of annual financial performance of the Company. The amount of the annual award to each executive is based upon a percentage of the executive’s base salary. Awards are normally paid in cash in a lump sum following the completion of our Company’s audit for each plan year. To be eligible for a full share of the bonus, executives must be employed on the first day of the fiscal year, provided that under the plan we may adjust awards based on individual performance factors or special circumstances affecting our Company. In addition, pursuant to the annual bonus plan, senior management (including the Named Executive Officers) is entitled to receive additional annual incentive awards upon our Company’s exceeding the pre-set EBITDA target. The amount of the additional bonus pool is calculated based on a percentage of the amount by which EBITDA for the plan year exceeds the pre-set EBITDA target, with each eligible participant’s share being equal to a percentage of the additional bonus pool.

Stock Option Plan

We have a Non-Qualified Stock Option Plan (the “2006 Plan”) which was adopted by our Board of Directors in December 2006. The Stock Option Plan is intended to offer long-term incentives and to reward our executives for superior performance. We also regard the 2006 Plan as an important retention tool. 1,000 shares of our parent’s non-voting common stock are reserved for issuance upon exercise of stock options granted under the 2006 Plan. In January 2007, the Board of Directors issued stock options to certain members of management. These options vest 20% per year beginning August 16, 2007, with full vesting on August 16, 2011. Accelerated vesting of all outstanding options is triggered upon a change of control of the Company. The options have a life of 10 years, and can only be exercised upon the earliest of the following dates: (i) the 10 year anniversary of the effective date; (ii) the date of a change in control, as defined in the 2006 Plan; or (iii) date of employment termination, subject to certain exclusions. Shares above have been adjusted for the 100:1 reverse stock split effected in conjunction with the Exchange.

Tax and Accounting Implications

The accounting and tax treatment of particular forms of compensation do not materially affect compensation decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate.

Employment Agreements

Frederick Wolfe

Frederick Wolfe served as our Chief Executive Officer until his resignation in December 2008. We entered into an executive employment agreement with Mr. Wolfe effective August 21, 2006, as amended and restated effective February 28, 2008. Under the amended and restated employment agreement, Mr. Wolfe was entitled to base salary of $473,000 per annum, or such greater amount as determined by the Board of Directors, and customary executive benefits. Contingent upon our meeting certain financial goals set annually in accordance with our bonus plan, Mr. Wolfe was eligible to receive a bonus of up to 66 2/3% of his base salary. In addition, the employment agreement imposes non-competition, non-solicitation and confidentiality obligations on Mr. Wolfe.

In connection with Mr. Wolfe’s departure from the Company and in addition to the payments provided by his employment agreement, we entered into a Separation Agreement and General Release with Mr. Wolfe dated December 19, 2008 pursuant to which Mr. Wolfe signed a general release and waiver in favor of the Company and in exchange, we agreed (i) to pay Mr. Wolfe his annual salary of $473,000 for one year in biweekly installments to be paid on the dates that he normally received his salary and (ii) to pay the cost of Mr. Wolfe’s health insurance premiums for one year if he elects to continue his health insurance through COBRA. The salary continuation payments will be reduced by the amount of salary earned by Mr. Wolfe through employment during the year after his departure. Mr. Wolfe’s health insurance premiums will cease to be paid by us if Mr. Wolfe obtains health insurance through another employer during the year after his departure.

Our obligation to make severance payments to Mr. Wolfe under the Separation Agreement will terminate in the event that Mr. Wolfe breaches certain obligations, including without limitation, obligations relating to non-solicitation of employees, former employees or other business relations of the Company for a one year period following termination and obligations relating to non-disclosure and non-use of confidential information of the Company.

Steven Tanner

We entered into an executive employment agreement with Steven Tanner, our Chief Financial Officer, effective February 28, 2008. Under the employment agreement, Mr. Tanner is entitled to a base salary of $296,587 per annum, or such greater amount as the Board of Directors shall determine, and customary executive benefits. Contingent upon our meeting certain financial goals set annually in accordance with our bonus plan, Mr. Tanner is eligible to receive a bonus of up to 50% of his base salary. The contract imposes non-competition, non-solicitation and confidentiality obligations on Mr. Tanner.

The employment agreement with Mr. Tanner expires on January 1, 2012, unless sooner terminated in accordance with its terms. If Mr. Tanner’s employment is terminated for cause he will be entitled to unpaid base salary and health and other benefits up to the date of termination. If Mr. Tanner’s employment is terminated as a result of his death or permanent disability, he will be entitled to (i) unpaid base salary and health and other benefits up to the date of termination; (ii) any previously awarded but unpaid bonus and (iii) such prorated bonus for the fiscal year in which the termination occurs as the Board of Directors determines in good faith on a basis consistent with past custom and practice, payable in substantially equal installments over a one year period. If Mr. Tanner’s employment is terminated by us without cause he would be entitled to: (i) unpaid base salary and health and other benefits up to the date of termination and (ii) severance payments equal in the aggregate to his annual base salary for a period of one year paid in regular installments. Mr. Tanner will only be entitled to the above described payments upon termination if (a) upon the request of the Company he executes a general release and waiver in favor of the Company and (b) he has not, and does not during the one year period following the date of termination, breach certain obligations under his employment agreement, including without limitation, obligations relating to: (i) non-disclosure and non-use of confidential information of the Company, (ii) non-solicitation of employees, former employees or other business relations of the Company and (iii) non-competition.

Richard E. Rivera

We entered into an executive employment agreement with Richard E. Rivera, our Chief Executive Officer, President and Chairman, effective April 6, 2009. Under the employment agreement, Mr. Rivera is entitled to a base salary of $500,000 per annum, or such greater amount as the Board of Directors shall determine, and customary executive benefits. Contingent upon our meeting certain financial goals set annually in accordance with our bonus plan, Mr. Rivera is eligible to receive a bonus of up to 150% of his base salary

Unless sooner terminated in accordance with its terms, the employment agreement with Mr. Rivera expires on April 6, 2011, subject to automatic 1 year renewals unless either party provides notice of its intent not to renew 90 days prior to the renewal date. If Mr. Rivera’s employment is terminated for cause or by reason of Mr. Rivera’s death within 6 months or less of employment or permanent disability or by voluntary resignation without good reason and not due to a change in control, Mr. Rivera will be entitled to unpaid base salary and health and other benefits up to the date of termination. If Mr. Rivera’s employment is terminated as a result of his death after more than 6 months of employment, he will be entitled to (i) unpaid base salary and health and other benefits up to the date of termination; and (ii) 6 months base salary paid in regular installments. If Mr. Rivera’s employment is terminated by us without cause for a reason other than Mr. Rivera’s death or permanent disability or by voluntary resignation for good reason or within 30 days after a change of control, Mr. Rivera would be entitled to: (i) unpaid base salary and health and other benefits up to the date of termination; (ii) payment of coverage continuation costs for COBRA eligible benefits for 12 months; (iii) 6 months base salary payable in regular installments and (iv) vesting in the Company’s long-term equity and/or profit sharing plan on a 3-year straight line monthly basis pro rata through the date of termination. Mr. Rivera will only be entitled to the above described payments upon termination if (a) upon the request of the Company he executes a general release and waiver in favor of the Company and (b) he has not, and does not during the one year period following the date of termination, breach certain obligations under his employment agreement, including without limitation, obligations relating to: (i) non-disclosure and non-use of confidential information of the Company, (ii) non-solicitation of employees, former employees or other business relations of the Company and (iii) non-competition.

Compensation Committee Interlocks and Insider Participation

During the Predecessor Period of fiscal year 2008, all compensation decisions were approved by the Compensation Committee. As of November 13, 2008, the non-employee directors assumed the duties of the Compensation Committee on an ad hoc basis. None of the Company’s executive officers currently serve, or in the past have served, as a director or member of any compensation committee of another entity that has one or more executive officers serving on the Company’s Board of Directors.

Compensation Committee Report

The non-employee directors of the Board discussed the Compensation Discussion and Analysis with management, and recommended its inclusion in the Company’s Form 10-K. The non-employee directors at the time the Company’s 10-K for the fiscal year ended December 28, 2008 was filed were:

Anatoly Bushler,
Evan Geller,
Michael Linn,
Rajiv Patel,
Anthony Polazzi and
Douglas Tapley

Summary Compensation Table

The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for fiscal years 2008, 2007 and 2006 paid to our Named Executive Officers:

								Change in
								Pension Value
								and
								Nonqualified
					Restricted		Non-Equity	Deferred
					Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus	Other	Awards	Awards(2)	Compensation(5)	Earnings(1)	Compensation		Total
		($)	($)		(#)	(#)	($)	(#)	($)		($)

Frederick F. Wolfe	2008	549,513 (6)	—	*	—	150,832	—	—	—		700,345
former CEO, President and	2007	490,974	110,000	*	—	322,345	—	—	45,394	(3)	968,713
Director	2006	484,468	836,499	*	—	—	—	—	2,267,988	(3)	3,588,955
Steven Tanner(7)	2008	296,587	—	*	—	86,371	—	—	—		382,958
CFO	2007	283,841	40,000	*	—	118,193	—	—	19,433	(3)	461,467
	2006	269,135	462,676	*	—	—	—	—	1,290,320	(3)	2,022,131
Carlos Angulo	2008	260,000	—	*	—	86,371	—	—	—		346,371
President	2007	244,600	40,000	*	—	118,193	—	—	20,281	(4)	423,074
Real Mex Foods, Inc.	2006	233,292	375,120	*	—	—	—	—	683,427	(4)	1,291,839
Roberto (Pepe) Lopez	2008	210,330	—	*	—	15,703	—	—	—		226,033
Executive Chef and	2007	209,309	25,000	*	—	21,490	—	—	7,606	(4)	263,405
Senior Vice President, R&D	2006	198,162	142,794	*	—	—	—	—	256,317	(4)	597,273
Raymond Garcia	2008	205,000	—	*	—	22,299	—	—	—		227,299
Senior Vice President,	2007	201,963	28,000	*	—	29,548	—	—	8,478	(4)	267,989
Operations—El Torito & Acapulco	2006	190,745	140,813	*	—	—	—	—	282,195	(4)	613,753

Steven K. Wallace,	2008	200,000	—	*	—	14,447	—	—	—		214,447
Senior Vice President	2007	204,781	23,000	*	—	18,803	—	—	5,071	(4)	251,655
of Human Resources	2006	186,506	135,944	*	—	—	—	—	170,878	(4)	493,328

*	Represents less than $50,000 or 10% of the total salary and bonus for the year indicated.

(1)	We do not have a pension plan and does not pay above market or preferential earnings on deferred compensation plans.

(2)	Represents compensation expense recorded related to options to acquire shares of RM Restaurant Holding Corp., our parent. These amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. For a description of the assumptions used in calculating the fair value of the equity awards under SFAS No. 123(R), see our financial statements “Notes to Consolidated Financial Statements”.

(3)	Amounts for Mr. Wolfe and Mr. Tanner include restricted stock award payments and the exercise of stock option awards related to the Merger.

(4)	Represents the exercise of stock option awards. No stock-based employee compensation cost is reflected in net income, as all options granted under the Plan had an exercise price equal to the market value as of the underlying common stock on the date of grant.

(5)	We do not have a Non-Equity Incentive Plan.

(6)	Mr. Wolfe resigned from his position as an executive officer of the Company in December 2008. His base salary includes $56,651 in accrued vacation paid upon termination. Mr. Wolfe’s severance package includes one year of salary and did not begin until January 2009.

(7)	Mr. Tanner served as our Interim Chief Executive Officer and Director from December 2008 to April 2009. In April 2009, Richard E. Rivera was appointed as our President, Chief Executive Officer and Chairman of the Board.

Grants of Plan-Based Awards in Fiscal Year Ended December 28, 2008

None.

Outstanding Equity Awards at Year End

The following table provides information regarding outstanding stock options held by the Named Executive Officers at December 28, 2008. The number of options and exercise price have been adjusted to reflect the 100:1 reverse stock split effected in conjunction with the Exchange on November 13, 2008.

	Option/Warrant Awards					Stock Awards
Equity
Incentive
								Equity	Plan
								Incentive	Awards:
			Equity					Plan	Market or
			Incentive					Awards:	Payout
			Plan					Number of	Value of
			Awards					Unearned	Unearned
	Number of	Number of	Number of			Number of	Market	Shares	Shares
	Securities	Securities	Securities			Shares or	Value of	Units or	Units or
	Underlying	Underlying	Underlying			Units of	Shares or	Other	Other
	Unexercised	Unexercised	Unexercised	Option	Option	Stock That	Unit That	Rights That	Rights That
	Options (#)	Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	Have Not	Have Not
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date	Vested (#)	Vested	Vested (#)	Vested

Frederick F. Wolfe	—	—	—	—	—	—	—	—	—
Steven Tanner	44	66	—	8,150	8/16/2016	—	—	—	—
Carlos Angulo	44	66	—	8,150	8/16/2016	—	—	—	—
Roberto (Pepe) Lopez	8	12	—	8,150	8/16/2016	—	—	—	—
Raymond Garcia	11	17	—	8,150	8/16/2016	—	—	—	—
Steven K. Wallace	7	11	—	8,150	8/16/2016	—	—	—	—

Options Exercised and Stock Vested

None of the Named Executive Officers exercised any stock options during the fiscal year ended December 28, 2008.

Pension Benefits

None.

Nonqualified Defined Compensation

None.

Potential Payments Upon Termination or Change in Control

We have arrangements with certain of the Named Executive Officers that may provide them with compensation following termination of employment. These arrangements are discussed above under “Employment Agreements”.

Compensation of Directors

Two of our directors, Jeff Campbell and Craig Miller, are entitled to $16,000 per year, payable in installments of $4,000 per quarter in arrears, plus an annual option grant valued at $35,000 per year. None of our other directors are compensated for serving as a director of the Company. All directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of August 28, 2009 by:

•	Each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of our common stock;

•	Each of our Named Executive Officers;

•	Each of our Directors; and

•	All of our Directors and executive officers as a group.

To our knowledge, each of the holders of shares listed below has sole voting and investment power as to the shares owned unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Number and Percent of Shares of
Stock of
Real Mex Restaurants, Inc.

Common Stock
	Shares	Percentage

Greater than 5% Stockholder
RM Restaurant Holding Corp.(1)	1,000	100.00
Named Executive Officers and Directors
Frederick F. Wolfe	—	—
Steven Tanner	—	—
Carlos Angulo	—	—
Roberto (Pepe) Lopez	—	—
Raymond Garcia	—	—
Nicholas Mayer	—	—
Steven K. Wallace	—	—
Anatoly Bushler	—	—
Evan Geller	—	—
Michael Linn	—	—
Douglas Tapley	—	—
Jeff Campbell	—	—
Craig S. Miller	—	—
All executive officers and directors as a group (13 persons)	—	—

(1)	RM Restaurant Holding Corp. is located at 5660 Katella Avenue, Cypress, California 90630.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreements

We entered into a Management Services Agreement (the “Management Agreement”) dated August 21, 2006, by and between the Company and Sun Capital Partners Management IV, LLC (the “Manager”), an affiliate of Sun Cantinas LLC, which was the indirect holder of the majority of our capital stock prior to the Exchange. The Manager was paid annual fees equal to the greater of (i) $0.5 million or (ii) 1% of our EBITDA for such period. In connection with the Exchange, the Management Agreement was terminated effective November 13, 2008, with the exception of certain provisions having to do with limitation of liability and indemnification, which will survive and continue in full force and effect. Expenses relating to the Management Agreement of $0.4 million, $0.5 million and $0.2 million were recorded as general and administrative expense in the Predecessor Period from December 31, 2007 to November 13, 2008, the Predecessor Period ended December 30, 2007 and Predecessor Period from August 21, 2006 to December 31, 2006, respectively.

Other Related Party Transactions

As a result of the Exchange, our existing lenders to our senior unsecured credit facility, affiliates of Farallon and KKR, became owners of our parent. Our senior unsecured credit facility is now held by related parties to the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations”. One of our former directors, Rajiv Patel, and two of our current directors, Anatoly Bushler and Michael Linn, are employed by Farallon. In addition, two of our current directors, Evan Geller and Douglas Tapley, are employed by KKR.

Funds managed by Farallon hold an indirect interest in a shopping center from which we lease property for the operation of an Acapulco restaurant. Total payments in connection with our lease in 2008 were $0.4 million, of which approximately $0.1 million is attributable to the Farallon funds’ indirect interest in the shopping center.

On February 27, 2009, we entered into a contract for consulting services with an entity which has a material relationship with one of our parent’s stockholders. This consulting contract has an initial term from March 1, 2009 to March 31, 2009 with three optional one month renewal terms through June 30, 2009. Prior to the end of the initial term, we may cancel the agreement with no fees due. The monthly fee of $0.2 million will be recorded in general and administrative expense and will be paid in shares of our parent’s common stock.

We periodically make payments to (subject to restricted payment covenants under the indenture governing the notes), from and on behalf of our parent. In September 2006, we made a dividend distribution of $10.0 million to our parent, which was recorded as a reduction to retained earnings. A contribution of $1.7 million was received from our parent during 2007 related to a distribution to former stockholders of proceeds from the sale of land subsequent to the acquisition date, in connection with the Merger, and was recorded as additional paid in capital. We have also made subsequent additional distributions to and on behalf of our parent in the amount of $5.4 million and have recorded the distributions as a related party receivable. During 2007 and the Predecessor Period 2008, we received advances from our parent totaling $8.0 million and $2.0 million, respectively, which were recorded as a related party payable. During 2008, management determined that certain payments received from our parent during 2007 and the Predecessor Period of 2008 which had been recorded as intercompany payables should be recorded as capital contributions. As a result, a reclassification of $5.6 million was recorded to reduce related party payables and increase additional paid in capital. We received an additional $0.3 million from our parent which was recorded as a capital contribution during the Predecessor Period of 2008. We had a net related party payable of $2.5 million at December 30, 2007 and a net related party receivable of $3.6 million at December 31, 2006. There was no outstanding balance at December 28, 2008.

On July 7, 2009, Farallon purchased $13.0 million principal amount of old notes in connection with our notes offering conducted pursuant to Rule 144A of the Securities Act (see “Description of Notes”).

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Notes

Our $130.0 million senior secured notes mature on January 1, 2013. Interest on our notes accrues at a rate of 14% per annum. Interest is payable in arrears semiannually on January 1 and July 1 of each year. Our notes are guaranteed on a senior secured basis by our parent and all of our present and future domestic subsidiaries which are restricted subsidiaries under the indenture governing our notes. All of the subsidiary guarantors are 100% owned by us and such guarantees are full and unconditional and joint and several. We have no independent assets or operations outside of the subsidiary guarantors. Our notes and related guarantees are secured by substantially all of our parent’s and domestic restricted subsidiaries’ tangible and intangible assets, subject to the prior ranking claims on such assets by the lenders under our senior secured revolving credit facilities. The indenture governing our notes contains various affirmative and negative covenants.

Senior Secured Revolving Credit Facilities

On January 29, 2007, we entered into a Second Amended and Restated Credit Agreement with a new agent and administrative agent, General Electric Capital Corporation, which provides for a $15.0 million revolving credit facility and $25.0 million letter of credit facility, maturing on January 29, 2009. Under the senior secured revolving credit facilities, the lenders have agreed to make loans to and issue letters of credit on behalf of us and our subsidiaries.

Obligations under the senior secured revolving credit facilities are guaranteed by all of our subsidiaries as well as by our parent, which wholly owns our company and has made a first priority pledge of all of its equity interests in our company as security for the obligations. Interest on the senior secured revolving credit facility accrues pursuant to an applicable margin as set forth in the Second Amended and Restated Credit Agreement. The senior secured revolving credit facilities are secured by, among other things, first priority pledges of all of the equity interests of our company’s direct and indirect subsidiaries, and first priority security interests (subject to customary exceptions) in substantially all of the current and future property and assets of our company and our direct and indirect subsidiaries, with certain limited exceptions. As of June 28, 2009, we had $7.7 million available under the $25.0 million letter of credit facility and $15.0 million available under the $15.0 million revolving credit facility that may also be utilized for the letters of credit.

The Second Amended and Restated Credit Agreement contains various affirmative and negative covenants and restrictions, which among other things, require us to meet certain financial tests (including certain leverage and cash flow ratios), and limit our and our subsidiaries’ ability to incur or guarantee additional indebtedness, make certain capital expenditures, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, engage in transactions with affiliates and effect a consolidation or merger. This agreement contains a cross-default provision wherein if we are in default on any other credit facilities, default on this facility is automatic. At June 28, 2009, we were in compliance with all specified financial and other covenants under the senior secured revolving credit facilities.

Amendment to the Existing Senior Secured Revolving Credit Facilities

On July 7, 2009, we entered into a fourth amendment to the Second Amended and Restated Credit Agreement in connection with the offering of the old notes. The amendment extended the term of the facility to July 1, 2012, and in addition, modified certain financial covenants. Interest on the outstanding borrowings under the senior secured revolving credit facility is based on the ninety-day LIBOR, plus 7.0%, with a ninety-day LIBOR floor of 2.0%, and fees on the letters of credit issued thereunder will accrue at a rate of 4.5% per annum.

Senior Unsecured Credit Facility

On October 5, 2006, we entered into an Amended and Restated Senior Unsecured Credit Facility, pursuant to which the senior unsecured credit facility was decreased to a $65.0 million, consisting of a single term loan maturing on October 5, 2010. All of the proceeds of the new senior unsecured credit facility were used to repay in full any term loans outstanding under the old senior secured credit facility and not continued on the restatement date. The total amount of term loans repaid was $10.0 million. Obligations under the senior unsecured credit facility are guaranteed by all of our subsidiaries.

Amendment and Restatement of the Existing Senior Unsecured Credit Facility

On July 7, 2009, in connection with the closing of the offering of the old notes, our senior unsecured credit facility was amended and restated, pursuant to which the principal balance owing under the facility was reduced from $65.0 million to $25.0 million through (i) the assumption by our parent of $25.0 million of such unsecured debt thereunder and (ii) the exchange by a lender under the senior unsecured credit facility of $15.0 million of such unsecured debt for $4,583,00 aggregate principal amount of old notes. Under the amended and restated senior unsecured credit facility, interest accrues at an annual rate of 16.5% and will be payable quarterly; provided that (i) such interest will be payable in kind for the first four quarters following the closing of the old note offering and (ii) thereafter will be payable in a combination of cash and in kind as follows (in each case divided by four for each quarterly payment): (A) a minimum of 4% (plus any remaining portion of the 16.5% rate after payment of the cash portion pursuant to the following clause (B)) in kind and (B) a maximum amount in cash equal to the lesser of (i) 121/2% and (ii) 50% of the amount, if any, by which our Consolidated Cash Flow for the most recent four fiscal quarter period exceeds $42.0 million. The term of the senior unsecured credit facility was extended to July 1, 2013 and certain covenants were modified.

The senior unsecured credit facility contains various affirmative and negative covenants which limit our and our subsidiaries’ ability to incur or guarantee additional indebtedness, grant certain liens, make certain restricted payments, make capital expenditures, engage in transactions with affiliates, make certain investments, sell our assets, make acquisitions, effect a consolidation or merger and amend or modify instruments governing certain indebtedness (including those instruments related to the notes and the senior secured revolving credit facilities).

New Parent Credit Agreement

In connection with the offering of the old notes and concurrent with the closing thereof, our parent entered into a new credit agreement evidencing the $25.0 million of principal amount of our existing unsecured loan under senior unsecured credit facility assumed by our parent. Our parent’s unsecured credit facility is not guaranteed by us or any of our subsidiaries. Interest accrues at the rate of 20%, and is payable in kind on a quarterly basis. Our parent’s unsecured credit facility matures four and one-half years from July 7, 2009 and contains similar covenants to those contained in our senior unsecured credit facility, as well as financial maintenance covenants.

Mortgage

In 2005, concurrent with an acquisition, we assumed a $0.8 million mortgage secured by the building and improvements of one of the restaurants acquired in the transaction. The mortgage carries a fixed annual interest rate of 9.28% and requires equal monthly payments of principal and interest through April 2015. As of June 28, 2009, the principal amount outstanding on the mortgage was $0.6 million.

Interest rates for our long-term debt, as of December 28, 2008 and June 28, 2009, are shown in the following table:

	June 28,	December 28,
	2009	2008

Senior Secured Notes due 2010	10.25%	10.25%
Senior Secured Revolving Credit Facilities	5.98 to 7.68%	7.11 to 7.94%
Senior Unsecured Credit Facility	12.50%	12.50%
Mortgage	9.28%	9.28%
Other	3.58 to 4.70%	3.98 to 4.70%

Capital Leases

Our leases certain leasehold improvements under agreements that are classified as capital leases. The capital lease obligations have a weighted-average interest rate of 8.7%. As of June 28, 2009, the principal amount due relating to capital lease obligations was $1.1 million. Principal and interest payments on the capital lease obligations are due monthly and range from $2,500 to $11,400 per month. The capital lease obligations mature between 2009 and 2025.

THE EXCHANGE OFFER

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

We are offering to issue new notes for a like principal amount of old notes. Holders of old notes who wish to exchange their notes will need to complete the exchange offer documentation related with the exchange offer.

Purpose and Effect of the Exchange Offer

We issued and sold the old notes to the initial purchaser on July 7, 2009. The initial purchaser subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act, a limited number of institutional accredited investors in the United States, and outside the United States in reliance on Regulation S under the Securities Act. Because the old notes are subject to transfer restrictions, we and the initial purchaser entered into a registration rights agreement dated July 7, 2009, under which we agreed:

•	on or before October 5, 2009, to prepare and file with the SEC the registration statement of which this prospectus is a part;

•	on or before January 3, 2010, to use all commercially reasonable efforts to cause the registration statement to become effective under the Securities Act;

•	upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

•	to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement.

Under existing interpretations of the SEC, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

•	it is acquiring the new notes in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	it is not our affiliate, as that term is interpreted by the SEC.

However, broker dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The SEC has taken the position that broker dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow broker dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on November 9, 2009, unless extended by us, in our sole discretion.

As of the date of this prospectus, $130.0 million aggregate principal amount of the old notes are outstanding. This prospectus is first being sent on or about October 8, 2009 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under “— Conditions to the Exchange Offer” below.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “—Conditions to the Exchange Offer.” We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes promptly, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to Wells Fargo Bank, National Association at the address set forth below under “—Exchange Agent” on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

•	certificates for the old notes along with the Letter of Transmittal;

•	prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedure described below.

The method of delivery of old notes, Letters of Transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send Letters of Transmittal or old notes to us.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instruction” or “Special Delivery Instruction” on the Letter of Transmittal; or

•	for the account of a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the Letter of Transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes guaranteed by a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner’s old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner’s name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

If the Letter of Transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder of old notes will represent to us in writing that, among other things:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

•	neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

•	neither the holder nor any other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of our company. If the holder is not a broker dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

If any holder or any other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the SEC and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If the holder is a broker dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market making activities or other trading activities. Each broker dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given notice to the exchange agent.

The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from July 7, 2009. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from July 7, 2009. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account at The Depository Trust Company, (2) a properly completed and duly executed Letter of Transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with The Depository Trust Company) promptly after the expiration of the exchange offer.

Book-Entry Transfer

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company’s system may utilize The Depository Trust Company’s Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent’s account in accordance with The Depository Trust Company’s Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate Letter of Transmittal with any required signature guarantee and an agent’s message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

•	the tender is made through a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States;

•	prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the Letter of Transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under “—Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the principal amount of the old notes); and

•	where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States.

If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if, at or before the expiration of the exchange offer, we determine that:

•	the exchange offer (including the related prospectus) does not comply with any applicable law or any applicable interpretation of the staff of the SEC;

•	we have not received all applicable governmental approvals; or

•	any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

The foregoing conditions, other than any involving governmental approvals, are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part in our reasonable discretion at or prior to the expiration of the exchange offer. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at or prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed Letters of Transmittal should be directed to the exchange agent at the address set forth below:

Wells Fargo Bank, National Association
608 2nd Avenue S
MAC Code: N9303-121
Minneapolis, MN 55402
Attn: Bondholder Communications

Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

Wells Fargo Bank, National Association
608 2nd Avenue S
MAC Code: N9303-121
Minneapolis, MN 55402
Attn: Bondholder Communications

Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange; Resales of New Notes

Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest at 14% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act or (2) any broker dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the SEC and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker dealer who holds old notes that were acquired for its own account as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker dealer as a result of market making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

DESCRIPTION OF THE NEW NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, (i) the word “Company” refers only to Real Mex Restaurants, Inc. and not to any of its subsidiaries,(ii) the terms “we,” “our” and “us” refer to the Company and its consolidated subsidiaries, and (iii) the word “Parent” refers only to RM Restaurant Holding Corp., and not its subsidiaries and affiliates.

The Company will issue the new notes under an indenture by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The security documents referred to below under the caption “—Security” contain the terms of the security interests that will secure the notes and the Note Guarantees.

The following description is a summary of the material provisions of the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general obligations of the Company;

•	will be secured on a second priority basis, equally and ratably, by security interests on (except to the extent constituting Excluded Assets): (1) the capital stock of the Company’s Subsidiaries; (2) all inventory and equipment; (3) all accounts receivable; (4) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (5) all real property owned in fee by the Company; and (6) all proceeds from the sale, transfer or other disposition of any Collateral, subject only to first priority liens securing Credit Facilities and other Permitted Prior Liens;

•	will be effectively junior, to the extent of the value of the collateral securing the first priority liens, to (1) the Company’s obligations under the Credit Facilities, which will be secured on a first priority basis by substantially the same assets of the Company that secure the notes including a pledge of the Capital Stock of the Company’s Subsidiaries and (2) other Indebtedness secured by Permitted Prior Liens;

•	will be pari passu in right of payment with all senior Indebtedness of the Company but, to the extent of the value of the Collateral, will be effectively senior to all of the Company’s unsecured Indebtedness and unsecured trade credit;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed on a joint and several basis by each of the Guarantors.

The Note Guarantees

The notes will be guaranteed by Parent and all of the Company’s existing and future Domestic Subsidiaries.

Each guarantee of the notes:

•	will be a general obligation of the Guarantor;

•	will be secured on a second priority basis by security interests on (except to the extent constituting Excluded Assets): (1) the capital stock of the Guarantor’s Subsidiaries, including in the case of the Parent Guarantor, the capital stock of the Company; (2) all inventory and equipment; (3) all accounts receivable; (4) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (5) all real property owned in fee by the Guarantors; and (6) all proceeds from the sale, transfer or other disposition of any Collateral, subject only to first priority liens securing Credit Facilities and other Permitted Prior Liens;

•	will be effectively junior, to the extent of the value of the collateral securing the first priority liens, to (1) that Guarantor’s guarantee of Credit Facilities, which will be secured on a first priority basis by substantially the same assets of that Guarantor that secure the notes including the Capital Stock of such Guarantor’s Subsidiaries and (2) other Indebtedness secured by Permitted Prior Liens;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement and the Term Loan Credit Agreement but, to the extent of the value of the Collateral, will be effectively senior to all of that Guarantor’s unsecured Indebtedness and unsecured trade credit; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Assuming we had completed our offering of the old notes and applied the net proceeds as described above under the heading “Use of Proceeds”, as of June 28, 2009, the Company and the Subsidiary Guarantors would have had no borrowings outstanding under the Company’s senior secured credit facility, approximately $25.0 million of borrowings outstanding under the Company’s senior unsecured credit facility and approximately $15.0 million of revolving indebtedness available under the senior secured credit facility. The Company’s reimbursement obligations under outstanding letters of credit ($17.3 million as of June 28, 2009) are also guaranteed by the Subsidiary Guarantors and secured by first priority liens. See “Risk Factors—The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes. The collateral securing the notes is subject to first priority liens, and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior credit facility, to the extent of the value of the assets securing that indebtedness.”

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we are be permitted to create and designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes or grant security interests to secure the Company’s obligations in respect of the notes.

Principal, Maturity and Interest

The Company will issue up to $130.0 million in aggregate principal amount of new notes in this offering in exchange for old notes. The Company may not issue additional notes under the indenture. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on January 1, 2013.

Interest on the notes will accrue at the rate of 14.0% per annum and will be payable semi-annually in arrears on July 1 and January 1, commencing on January 1, 2010. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding June 15 and December 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments by check mailed to the holders of notes at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by the Parent and each of the Company’s current and future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited in a manner intended to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state fraudulent conveyance laws permit a court to void the notes, the security interests or the Note Guarantees, and, if that occurs, you may not receive any payments on the notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or a Subsidiary Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor (1) under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee and (2) under the security documents pursuant to security documents satisfactory to the trustee and the Collateral Agent; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Subsidiary Guarantor will be released (whether or not an Insolvency or Liquidation Proceeding is then pending):

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture; provided that such Subsidiary Guarantor’s Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Subsidiary Guarantor (whether directly by transfer of Capital Stock issued by that Subsidiary Guarantor or indirectly by transfer of Capital Stock of other Subsidiaries that, directly or indirectly, own Capital Stock issued by that Subsidiary Guarantor) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture; provided that such Subsidiary Guarantor’s Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(3)	in connection with any sale or other disposition of less than all of the Capital Stock of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if (a) the sale or other disposition does not violate the “Asset Sale” provisions of the indenture; and (b) immediately after giving effect to such sale or disposition, that Subsidiary Guarantor ceases to be a Subsidiary of the Company; provided that the Subsidiary Guarantor’s Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	if such Subsidiary Guarantor is designated by the Company to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture and such Subsidiary Guarantor has not ceased to be an Unrestricted Subsidiary pursuant to the applicable provisions of the indenture; or

(5)	upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Parent’s Note Guarantee will be released upon the conditions set forth in the Parent Note Guarantee and/or the indenture.

See “—Repurchase at the Option of Holders—Asset Sales.”

Security

Security Documents. The payment of the principal of and interest and premium and Liquidated Damages, if any, on the notes, and the payment and performance of all other Note Obligations and the Guarantees, will be secured, equally and ratably, by a second priority security interest in the Collateral, subject only to Permitted Prior Liens, as provided in the security documents. The security interests securing the Priority Lien Obligations will be held by holders of Priority Lien Obligations or the Priority Lien Collateral Agent.

The Collateral. The notes and the Note Guarantees will be secured by the Collateral on a second priority basis, subject only to (1) first priority liens securing Priority Lien Debt and (2) other Permitted Prior Liens.

The Collateral securing the notes and the Note Guarantees will include the following items (except to the extent constituting Excluded Assets): (1) the capital stock of the Company and the Company’s Subsidiaries; (2) all inventory and equipment; (3) all accounts receivable; (4) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (5) all real property owned in fee by the Company and the Guarantors; and (6) all proceeds from the sale, transfer or other disposition of any Collateral. In addition, the Company and the Guarantors will use all commercially reasonable efforts to grant a security interest in favor of the Collateral Agent in all deposit accounts held by the Company or any Guarantor from time to time, in which a security interest has been granted to secure the Priority Lien Obligations.

Collateral Agent. The Collateral Agent, which initially will be the trustee, will hold the Liens granted to it to secure Note Obligations pursuant to the security documents. The Collateral Agent may resign at any time by giving not less than the requisite notice of resignation in accordance with the indenture to the Company and, if the Priority Lien Obligations have not been repaid in full, the Priority Lien Collateral Agent. The Collateral Agent is subject to any directions given it by the trustee from time to time as required or permitted by the indenture.

Except as directed by the trustee and as required or permitted by the indenture, the Collateral Agent will not be obligated to:

(1)	act upon directions purported to be delivered to it by any Person;

(2)	foreclose upon or otherwise enforce any Lien; or

(3)	take any other action whatsoever with regard to any or all of the Liens, security documents or the Collateral.

Authorization of Actions to Be Taken. The Collateral Agent and the trustee are authorized and empowered to receive for the benefit of the holders of Note Obligations any funds collected or distributed under the security documents and to make further distributions of the funds to the holders of Note Obligations according to the provisions of the indenture. See “—Ranking of Note Liens—Order of Application.”

Subject to the provisions of the indenture governing the trustee’s duties and rights generally, and subject to the Intercreditor Agreement and the provisions described below under the caption “—Security—Ranking of Note Liens,” the trustee may, upon an Event of Default, in its sole discretion and without the consent of the holders of Note Obligations, direct, on behalf of the holders of Note Obligations, the Collateral Agent to take all actions it deems necessary or appropriate in order to:

(1)	foreclose upon or otherwise enforce any or all of the Note Liens;

(2)	enforce any of the terms of the security documents; or

(3)	collect and receive payment of any and all Note Obligations.

Release of Note Liens. The Note Liens will be released in whole (whether or not any Insolvency or Liquidation Proceeding is pending at the time) upon:

(1)	payment in full and discharge of all outstanding Note Debt and all other Note Obligations that are then outstanding, due and payable at the time all of the Note Debt is paid in full and discharged;

(2)	satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge”; or

(3)	a Legal Defeasance or Covenant Defeasance of the notes issued under the indenture as set forth under the caption “—Legal Defeasance and Covenant Defeasance”;

provided, that, in each case, the trustee and Collateral Agent shall have received an Officers’ Certificate of the Company and an Opinion of Counsel, each stating that all conditions to such release of the Note Liens have been satisfied.

The Note Liens will be automatically released in part with respect to any asset constituting Collateral (whether or not any Insolvency or Liquidation Proceeding is pending at the time):

(1)	upon delivery by the Company or the Priority Lien Collateral Agent to the trustee and the Collateral Agent of an Officers’ Certificate certifying that the asset has been (or concurrently with the release of the Note Liens thereon will be) sold, transferred or otherwise disposed of by the Company or a Guarantor to a Person other than the Company, any of the Company’s Restricted Subsidiaries or any other Obligor in a transaction permitted by each of the Note Documents, at the time of sale or disposition; provided that neither the Company nor the Priority Lien Collateral Agent shall deliver any such Officers’ Certificate if the sale, transfer or other disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(2)	upon delivery by the Company or the Priority Lien Collateral Agent to the trustee and the Collateral Agent of an Officers’ Certificate certifying that the asset is owned by a Guarantor that has been released from its Note Guarantee (including by virtue of a Subsidiary Guarantor becoming an Unrestricted Subsidiary); provided that any subsequent guarantee or reinstated guarantee made by such Guarantor shall be subject to the covenant captioned “—Certain Covenants—Additional Note Guarantees”; and

(3)	upon delivery by the Company or the Priority Lien Collateral Agent to the trustee and the Collateral Agent of an Officers’ Certificate certifying that the asset has been (or concurrently with the release of the Note Liens thereon will be) sold, transferred or otherwise disposed of by the Priority Lien Collateral Agent in a foreclosure or other enforcement proceeding or by an Obligor in lieu of a sale by the holders of the Priority Lien Obligations in a foreclosure or enforcement proceeding.

Notwithstanding the foregoing, the Note Liens on the proceeds of such Collateral paid or payable in connection with any sale or other disposition of an asset described in the immediately preceding paragraph shall not be released.

Filing, Recording and Opinions. Immediately prior to the issuance of the exchange notes and annually thereafter, the Company will furnish to the trustee and the Collateral Agent an Opinion of Counsel, in the form specified in the indenture for that opinion, with respect to the effectiveness and perfection of the Liens intended to be created by the security documents. The Company will otherwise comply with the provisions of TIA § 314(b).

To the extent applicable, the Company will cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Note Liens of the security documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of the Company except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert that the Company, in an Officers’ Certificate delivered to the trustee, certifies is an independent Person under TIA § 314(d). Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA § 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA § 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to one or a series of released Collateral.

Intercreditor Agreement. The Collateral Agent, the trustee and the Priority Lien Collateral Agent have entered into an Intercreditor Agreement setting forth terms of the relationship between the holders of certain of the Priority Liens and the Note Liens. Certain terms of the Intercreditor Agreement are described below under “—Ranking of Note Liens.”

Ranking of Note Liens

Set forth below is a summary of the lien-ranking provisions of the indenture and the Intercreditor Agreement. These provisions are enforceable by the holders of Priority Liens and are generally not enforceable by the Company. See “—Ranking of Note Liens—Enforcement” below.

Ranking. The indenture and the Intercreditor Agreement will provide that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Secured Debt;

(3)	the time, order or method of attachment of the Note Liens or the Priority Liens;

(4)	the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	the rules for determining priority under the Uniform Commercial Code or any other law governing relative priorities of secured creditors;

(7)	that any Priority Lien may not have been perfected;

(8)	that any Priority Lien may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(9)	any other circumstance of any kind or nature whatsoever, whether similar or dissimilar to any of the foregoing;

the Note Liens will in all circumstances be junior and subordinate in ranking to all Priority Liens, whenever granted, upon any present or future Collateral, and the Priority Liens, whenever granted, upon any present or future Collateral will be prior and superior to the Note Liens.

Order of Application. Subject to the terms of the Intercreditor Agreement and the application of the enforcement proceeds to the payment of amounts required to be applied to the repayment of indebtedness secured by a prior Lien on such Collateral, the indenture and/or the security documents provide that if, upon the enforcement by the Collateral Agent of any default remedy set forth in any security document, any Collateral is sold in foreclosure of such security interest or is otherwise collected or realized upon by the Collateral Agent, the proceeds received by the Collateral Agent from such enforcement will be distributed by the Collateral Agent in the following order of application:

FIRST, to the payment of all amounts payable under the security documents securing the Note Obligations on account of the Collateral Agent’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Agent or any co-trustee or agent of the Collateral Agent in connection with any such security document, including amounts reasonably necessary to provide for the expenses of the Collateral Agent in maintaining and disposing of the Collateral;

SECOND, to the trustee for application to the payment of all Note Obligations in accordance with the indenture until all Note Obligations have been paid in full; and

THIRD, any surplus remaining after the payment in full in cash of all of the Note Obligations shall be paid to the Company or the applicable Obligor, as the case may be, its successors or assigns, or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

Nothing in this section is intended to, or will, permit the existence or incurrence of any Lien (including any prior Lien) that is not otherwise a Permitted Lien under the indenture.

Option to Purchase Priority Lien Debt. Under the Intercreditor Agreement, any Person or Persons (an “Eligible Purchaser”) at any time or from time to time designated by the holders of at least 25% in outstanding principal amount of the notes, voting as a single class, will have the right (without any obligation) to purchase, at any time during any of the exercise periods described in the second succeeding paragraph, all, but not less than all, of the principal of and interest on and all prepayment or acceleration penalties and premiums in respect of all Priority Lien Debt outstanding at the time of purchase and all other Priority Lien Obligations (except Unasserted Contingent Obligations) then outstanding, together with all Liens securing such Priority Lien Debt and all Guarantees and other supporting obligations relating to such Priority Lien Debt:

(1)	for a purchase price equal to: (A) in the case of Priority Lien Debt then outstanding (other than letters of credit), 100% of the principal amount and accrued interest outstanding on such Priority Lien Debt on the date of purchase plus all other Priority Lien Obligations (except any Unasserted Contingent Obligations) then outstanding, and (B) in the case of each outstanding letter of credit then outstanding as Priority Lien Debt, 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is funded, plus accrued interest thereon, and all Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is funded (the amounts payable under clause (B), collectively, the “Acquired L/C Obligations”);

(2)	with such purchase price payable in cash on the date of purchase against transfer to an Eligible Purchaser or its nominee or transferee (without recourse and without any representation or warranty whatsoever, whether as to the enforceability of any Priority Lien Debt or the validity, enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or as to any other matter whatsoever, except only the representation and warranty that the transferor owns free and clear of all Liens and encumbrances (other than participation interests not prohibited by the applicable Credit Facility), and has good right to convey, whatever claims and interests it may have in respect of Priority Lien Debt and any such Liens, Guarantees and supporting obligations pursuant to the Priority Lien Documents); provided that the purchase price in respect of any outstanding letter of credit that remains unfunded on the date of purchase will be payable as and when such letter of credit is funded (i) first from the cash collateral account described in paragraph (3) below, until the amounts contained therein have been exhausted, and (ii) thereafter directly by the purchaser; and

(3)	with such purchase accompanied by a deposit of cash collateral under the dominion and control of the Priority Lien Collateral Agent or its designee in an amount equal to the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document, as security for the purchaser’s purchase of the Acquired L/C Obligations, subject to the agreement that if any such letter of credit (A) is cancelled and returned to the issuer thereof, (B) expires in accordance with its terms or (C) is drawn in its full face amount, the Priority Lien Collateral Agent or its designee holding such cash collateral will promptly return to the Eligible Purchaser an amount equal to the excess, if any, of (i) the amount deposited as cash collateral in respect of such letter of credit, over (ii) the amount equal to 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is cancelled, expires or is funded, as the case may be, plus accrued interest thereon, and all other Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is cancelled, expires or is funded, as the case may be.

The right to exercise the purchase option described in the immediately preceding paragraph will be exercisable and legally enforceable upon at least ten business days’ prior written notice of exercise given to the Priority Lien Collateral Agent by (and at the sole option of) an Eligible Purchaser.

The right to exercise the right to purchase the Priority Lien Obligations as described above may be exercised during each period that begins on:

(1)	the commencement of an Insolvency or Liquidation Proceeding involving the Company or any other Obligor; or

(2)	the first date on which the Priority Lien Collateral Agent or any holder of any Priority Lien Obligations, or any Person on its behalf, takes any action (other than the issuance of a notice of default or event of default or a reservation of rights letter delivered to the Company or any other Obligor) to foreclose, collect or otherwise realize in any way upon any Collateral, and in each of clauses (1) and (2) above, ends on the 20th business day after receipt from the Company, the applicable Obligor, or the Priority Lien Collateral Agent by the trustee of written notice of the occurrence of the applicable event described in clause (1) or (2) above; provided that the Priority Lien Collateral Agent will have no obligation to deliver any such notice to the trustee.

The remedies described in this section are in addition to any other remedy to which the Collateral Agent or any holder of Priority Lien Obligations is entitled at law or in equity or otherwise.

The obligations of the Lenders to sell their respective Priority Lien Obligations under this section are several and not joint and several. To the extent any Lender (a “Defaulting Lender”) breaches its obligation to sell its Priority Lien Obligations under this section, nothing in this section will be deemed to require the Priority Lien Collateral Agent or any other Lender to purchase such Defaulting Lender’s Priority Lien Obligations for resale to the holders of notes and in all cases, the Priority Lien Collateral Agent and each Lender complying with the terms of this section will not be deemed to be in default of this section or otherwise be deemed liable for the actions or inactions of any Defaulting Lender; provided, however, that nothing in this section will require any Eligible Purchaser to purchase less than all of the Priority Lien Obligations.

Restriction on Enforcement of Note Liens. So long as any Priority Lien Obligations exist that have not been repaid in full, the holders of Priority Liens will have the exclusive right to enforce, foreclose, collect or realize upon any Collateral. Subject to the provisions described below under the caption “—Ranking of Note Liens—Relative Rights” and the second set of clauses (1) through (4) set forth below, the trustee and holders of notes will not authorize or instruct the Collateral Agent, and the Collateral Agent will not, and will not authorize or direct any Person acting for it, the trustee or any holder of Note Obligations, to exercise any right or remedy with respect to any Collateral (including any right of set-off) or take any action to enforce, collect or realize upon any Collateral, including without limitation, any right, remedy or action to:

(1)	take possession of or control over any Collateral;

(2)	exercise any collection rights in respect of any Collateral or retain any proceeds of accounts and other obligations receivable paid to it directly by any account debtor;

(3)	exercise any right of set-off against any Collateral;

(4)	foreclose upon any Collateral or take or accept any transfer of title in lieu of foreclosure upon any Collateral;

(5)	enforce any claim to the proceeds of insurance upon any Collateral;

(6)	deliver any notice, claim or demand relating to the Collateral to any Person (including any securities intermediary, depositary bank or landlord) in the possession or control of any Collateral or acting as bailee, custodian or agent for any holder of Priority Liens in respect of any Collateral;

(7)	otherwise enforce any remedy available upon default for the enforcement of any Lien upon the Collateral;

(8)	deliver any notice or commence any proceeding for any of the foregoing purposes; or

(9)	seek relief in any Insolvency or Liquidation Proceeding permitting it to do any of the foregoing;

except that, in any event, any such right or remedy may be exercised and any such action may be taken, authorized or instructed:

(1)	without any condition or restriction whatsoever, so long as no Priority Lien Obligations exist that have not been repaid in full;

(2)	as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to no Priority Lien Obligations existing that have not been repaid in full) any right to claim, take or receive proceeds of Collateral remaining at any time when no Priority Lien Obligations exist that have not been repaid in full in the event of foreclosure or other enforcement of any prior Lien;

(3)	as necessary to perfect, or maintain the perfection or priority of, a Lien upon any Collateral by any method of perfection except through possession or control; or

(4)	as necessary to prove, preserve or protect (but not enforce) the Note Liens, in each case, subject to the provisions of the security documents.

Subject to clauses (1) through (3) of the provisions described below under the caption “—Ranking of Note Liens—Relative Rights,” so long as there are any Priority Lien Obligations existing that have not been repaid in full, none of the holders of Note Obligations, the trustee or the Collateral Agent will:

(1)	request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Liens in respect of Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or Priority Lien Security Document or subordinate the Priority Liens to the Note Liens or grant the Priority Liens equal ranking to the Note Liens;

(2)	oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Liens in any Insolvency or Liquidation Proceeding;

(3)	oppose or otherwise contest any lawful exercise by any holder of Priority Liens of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

(4)	oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Liens relating to the lawful enforcement of any Priority Lien; or

(5)	challenge the enforceability, perfection or the validity of the Priority Lien Obligations or the Priority Liens.

Except for payments received free from the Priority Liens as provided in this section, all proceeds of Collateral received by the trustee or the Collateral Agent at any time when any Priority Lien Obligations exist that have not been paid in full will be held by the trustee or the Collateral Agent for account of the holders of Priority Liens and remitted to the Priority Lien Collateral Agent upon demand by the Priority Lien Collateral Agent. To the extent provided by applicable law, the Note Liens will remain attached to and, subject to the provisions described under the caption “—Ranking of Note Liens,” enforceable against all proceeds so held or remitted.

Except for payments that are made from or constitute proceeds of property subject to Priority Liens and that are received by the trustee or the Collateral Agent or any holder of Note Obligations at any time when any Priority Lien Obligations exist that have not been paid in full and after:

(1)	the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or the grantor of any Priority Lien; or

(2)	the trustee and the Collateral Agent have received written notice from the Priority Lien Collateral Agent stating that:

(a)	the Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise); or

(b)	the holders of Priority Liens have become entitled to, and desire to, enforce any or all of the Priority Liens by reason of a default under Priority Lien Documents,

(A)	no payment of money (or the equivalent of money) made by the Company or any other Obligor to the trustee, the Collateral Agent, any holder of notes or any other holder of Note Obligations (including, without limitation, payments and prepayments made for application to Note Obligations) or any other payments or deposits made pursuant to any provision of the indenture, any other Note Document and the Intercreditor Agreement will in any event be subject to the foregoing provisions of this section or otherwise affected by any of the provisions described below under the caption “—Ranking of Note Liens—Relative Rights”; and

(B)	all payments permitted to be received under this section will be received by the trustee, the Collateral Agent, the holders of notes and the other holders of Note Obligations free from the Priority Liens and all other Liens thereon except the Note Liens.

Certain Rights of Holders of Notes. Notwithstanding any other provision of the indenture or any other Note Document, the right of any holder of a Note to receive from the Company or the Guarantors, payment of the principal, premium and Liquidated Damages, if any, and interest on the notes held by such holder, on or after the respective due dates for payment from the Company or the Guarantors expressed in the note (including in connection with an offer to purchase), or to institute suit against the Company or the Guarantors for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder; provided that a holder shall not have the right to institute any such suit against the Company or the Guarantors for the enforcement of payment if and to the extent that the surrender or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Lien of the indenture upon any property subject to such Lien.

Insolvency or Liquidation Proceedings. The provisions under the caption “—Ranking of Note Liens” will be applicable both before and after the filing of any petition by or against any Obligor under any insolvency or bankruptcy law and all converted or succeeding cases in respect thereof, and all references in this “Description of the Notes” to any Obligor shall be deemed to apply to the trustee for such Obligor and such Obligor as a debtor-in-possession. The relative rights of secured creditors in or to any distributions from or in respect of any Collateral or proceeds of Collateral shall continue after the filing of such petition on the same basis as prior to the date of such filing, subject to any court order approving the financing of, or use of cash collateral by any Obligor as a debtor-in-possession. If, in any Insolvency or Liquidation Proceeding and at any time any Priority Lien Obligations exist that have not been repaid in full, the Priority Lien Collateral Agent or all of the holders of Priority Lien Obligations (or the holders of the requisite percentage of Priority Lien Obligations as may have the power to bind all of them):

(1)	consent to any order for use of cash collateral or agree to the extension of any Priority Lien Debt (including, without limitation, any debtor-in-possession financing) to any Obligor to the extent constituting Indebtedness permitted to be secured by Liens permitted by clause (1) or (21) of the definition of “Permitted Liens”;

(2)	consent to any order granting any priming lien, replacement lien, cash payment or other relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the interests of the holders of Priority Liens in the property subject to such Priority Liens; and

(3)	consent to any order relating to a sale of assets of the Company or any other Obligor that:

(a)	provides, to the extent the sale is to be free and clear of Liens, that all Priority Liens and Note Liens will attach to the proceeds of the sale; and

(b)	grants Credit Bid Rights to the holders of notes;

then, the holders of Note Obligations, the trustee and the Collateral Agent will not oppose or otherwise contest the entry of such order (except that any order approving a sale of assets or the bidding procedures for any sale of assets may be opposed or otherwise contested by them based on any ground that may be asserted by a holder of unsecured claims), so long as none of the holders of Priority Lien Obligations, the Priority Lien Collateral Agent or any representative acting for one or more of the holders of Priority Lien Obligations in any respect opposes or otherwise contests any request made by the holders of Note Obligations for the grant to the Collateral Agent, for the benefit of the holders of Note Obligations and as adequate protection (or its equivalent) for the Collateral Agent’s interest in the Collateral under the Note Liens, of a junior lien upon any property upon which a Lien is (or is to be) granted under the order to secure the Priority Lien Obligations co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption “—Ranking of Note Liens”) in all respects to, such Lien and all Priority Liens upon the property.

The holders of Note Obligations, the trustee and the Collateral Agent will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interests in the Collateral under the Note Liens, except that:

(1)	they may freely seek and obtain relief granting a junior lien co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption “—Ranking of Note Liens”) in all respects to, all Liens granted in such Insolvency or Liquidation Proceeding to the holders of Priority Lien Debt;

(2)	they may assert rights in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

(3)	they may freely seek and obtain any relief upon a motion for adequate protection or for relief from the automatic stay (or any comparable relief), without any condition or restriction whatsoever, at any time when no Priority Lien Obligations exist that have not been repaid in full.

If, in any Liquidation or Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, both on account of Priority Lien Debt and on account of Note Debt, then, to the extent the debt obligations distributed on account of the Priority Lien Debt and on account of the Note Debt are secured by Liens upon the same property, the provisions described under the caption “—Ranking of Note Liens” will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

The holders of Note Obligations, the trustee and the Collateral Agent will not assert or enforce, at any time when any Priority Lien Obligations exist that have not been repaid in full, any claim under § 506(c) of the United States Bankruptcy Code senior to or on a parity with the Priority Liens for costs or expenses of preserving or disposing of any Collateral.

Release of Collateral upon Sale or Other Disposition. If, at any time the Company or the Priority Lien Collateral Agent delivers an Officers’ Certificate to the trustee and the Collateral Agent certifying that the conditions for release of the Note Liens on any specified Collateral set forth in clause (1), (2) or (3), as applicable, of the second paragraph of the provisions described above under the caption “Security—Release of Note Liens”, have been satisfied, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Liens upon such Collateral (not including the proceeds of any such Collateral) will automatically be released; provided, however, that, in the case of a release pursuant to clause (3) of such second paragraph, the Priority Lien Collateral Agent shall remit to the Collateral Agent the proceeds, if any, received in the applicable foreclosure or other enforcement proceeding remaining at any time when no Priority Lien Obligations exist that have not been repaid in full or as ordered by a court of competent jurisdiction.

Upon delivery to the trustee and the Collateral Agent of an Officers’ Certificate stating that any release of Note Liens has become effective pursuant to this section specifying the applicable clause pursuant to which such release is to be made and stating that such release is permitted or required under the indenture, the security documents and the Intercreditor Agreement, the Collateral Agent will promptly execute and deliver an instrument, prepared by the Company or the Priority Lien Collateral Agent and delivered to the Collateral Agent for execution, confirming such release on customary terms and without any recourse, representation, warranty or liability to or of the trustee or Collateral Agent whatsoever. If the Collateral Agent unreasonably fails to do so, the Priority Lien Collateral Agent is, pursuant to the Intercreditor Agreement, irrevocably authorized and empowered, with full power of substitution, to execute and deliver such instrument in the name of the Collateral Agent.

Release of Note Guarantee upon Sale or Other Disposition. If, at any time the Company or the Priority Lien Collateral Agent delivers an Officers’ Certificate to the trustee and the Collateral Agent certifying that the conditions for release of the Note Guarantee of (1) a Subsidiary Guarantor set forth in clause (1), (2), (3), (4) or (5), as applicable, of the third paragraph of the provisions described above under the caption “—Note Guarantees,” or (2) Parent set forth in the fourth paragraph of the provisions described above under the caption “—Note Guarantees,” in each case have been satisfied, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Guarantee of such Guarantor will automatically be released.

Amendment of Security Documents. At any time prior to the trustee’s receipt of a Priority Lien Obligations Discharge Notice (as defined below under the caption “—Priority Lien Obligations Discharge Notice”), the Collateral Agent will not enter into, and the trustee and the holders of notes will not authorize or direct, any amendment of or supplement to any security document relating to any Collateral that would make such security document inconsistent in any material respect with the comparable provisions of the Priority Lien Security Documents upon such Collateral and no such amendment or supplement will be enforceable. For the purposes of this paragraph, (1) no inconsistency reflected in the security documents delivered in connection with the issuance of the notes, as compared with the comparable provisions of the applicable Priority Lien Security Documents then in effect, will be subject to the provisions of this paragraph, and (2) subject to clause (1), any provision granting rights or powers to the Collateral Agent that are not granted to the holders of Priority Liens securing Priority Lien Debt will constitute a material inconsistency, except to the extent resulting solely from the failure by the holders of Priority Lien Obligations or the Priority Lien Collateral Agent to obtain a lien on any asset or property of the Company or any of its Subsidiaries to which they or it would otherwise be entitled under the applicable Priority Lien Documents.

In addition, the indenture provides that no amendment or supplement to the provisions of any security document will be effective without the approval of the Collateral Agent acting as directed by an Act of Required Noteholders, except that:

(1)	any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Note Obligations that were otherwise permitted by the terms of the Note Documents to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the Collateral Agent therein, or adding or maintaining any guarantee, will become effective when executed and delivered by the Company or any other applicable Obligor party thereto and the Collateral Agent;

(2)	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Note Debt to:

(A)	vote its outstanding Note Debt as to any matter described as subject to an Act of Required Noteholders (or amends the provisions of this clause (2) or the definition of “Act of Required Noteholders”); or

(B)	share in the order of application described above under “—Ranking of Note Liens—Order of Application” in the proceeds of enforcement of the Collateral Agent’s security interests in any and all Collateral that has not been released in accordance with the provisions described above under “—Security—Release of Note Liens,”

will become effective without the additional consent of such holder; and

(3)	no amendment or supplement that imposes any obligation upon the Collateral Agent or adversely affects the rights of the Collateral Agent in its individual capacity as such will become effective without the consent of the Collateral Agent.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth under the caption “—Security—Release of Note Liens.”

Amendment of Ranking Provisions. No amendment or supplement to the provisions of the Intercreditor Agreement, including to the provisions described under the caption “—Ranking of Note Liens” will:

(1)	be effective unless set forth in a writing signed by the Collateral Agent and the trustee with the consent of the holders of at least a majority in principal amount of notes then outstanding; or

(2)	become effective at any time any Priority Lien Obligations exist that have not been paid in full unless such amendment or supplement is consented to in a writing signed by the Priority Lien Collateral Agent acting upon the direction or with the consent of the holders of the applicable percentage (as required under the Credit Facilities) in principal amount of all Priority Lien Debt then outstanding or committed under the Credit Facilities, voting as a single class.

No waiver of any of the provisions of the Intercreditor Agreement, including the provisions described under the caption “—Ranking of Note Liens” will in any event be effective unless set forth in a writing signed and consented to, as required for an amendment under this section, by the party to be bound thereby.

Notwithstanding the preceding paragraphs of this section, without the consent of any holder of notes, the Company, the Collateral Agent and the trustee (and, in the case of clauses (2) and (3) only, the Priority Lien Collateral Agent) may, amend or supplement the Intercreditor Agreement to:

(1)	cure any ambiguity, defect or inconsistency;

(2)	make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the rights under the Intercreditor Agreement of any such holder; or

(3)	conform the text of the Intercreditor Agreement to any provision of this Description of Notes to the extent such provision in this Description of Notes was intended to be a verbatim recitation of a provision in the Intercreditor Agreement.

Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights. To the fullest extent permitted by law, the holders of notes, the trustee and the Collateral Agent agree not to assert or enforce at any time any Priority Lien Obligations exist that have not been repaid in full:

(1)	any right of subrogation to the rights or interests of holders of Priority Liens (as priority lienholders) (or any claim or defense based upon impairment of any such right of subrogation);

(2)	any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (as priority lienholders), under equitable principles; or

(3)	any statutory right of appraisal or valuation accorded under any applicable state law to a junior lienholder in a proceeding to foreclose a Priority Lien.

The Lenders, the Priority Lien Collateral Agent and the other holders of Priority Liens or Priority Lien Obligations will not have any duty whatsoever, express or implied, fiduciary or otherwise, to any holder of Note Obligations or Note Liens.

Any holder of Note Obligations or Note Liens will not have any duty whatsoever, express or implied, fiduciary or otherwise, to the Lenders, the Priority Lien Collateral Agent and the other holders of Priority Liens or Priority Lien Obligations.

To the maximum extent permitted by law, each of the holders of notes, the trustee and the Collateral Agent waives any claim it may at any time have against the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations with respect to or arising out of any action or failure to act or any error of judgment or negligence on the part of the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies in respect of the Priority Liens or the Priority Lien Obligations or under the Priority Lien Documents or any transaction relating to the Collateral.

To the maximum extent permitted by law, each of the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations waives any claim it may at any time have against any holder of Note Obligations or Note Liens, the trustee and the Collateral Agent with respect to or arising out of any action or failure to act or any error of judgment or negligence on the part of any holder of Note Obligations or Note Liens, the trustee and the Collateral Agent or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies in respect of the Note Liens or under the Note Documents or any transaction relating to the Collateral.

Limitation on Certain Relief and Defenses. The Note Liens will not be forfeited, invalidated, discharged or otherwise affected or impaired by any breach of any obligation of the holders of notes, the trustee or the Collateral Agent set forth in the provisions described under the caption “—Ranking of Note Liens.” The Priority Liens will not be forfeited, invalidated, discharged or otherwise affected or impaired by any breach of any obligation of the holders of any Priority Lien Obligations or the Priority Lien Collateral Agent set forth in the provisions described under the caption “—Ranking of Note Liens.”

Reinstatement. If the payment of any amount applied to any Priority Lien Obligations secured by any Priority Liens is later avoided or rescinded (including by settlement of any claim for avoidance or rescission) or otherwise set aside, then:

(1)	to the fullest extent lawful, all claims for the payment of such amount as Priority Lien Obligations and, to the extent securing such claims, all such Priority Liens will be reinstated and entitled to the benefits of the provisions described under the caption “—Ranking of Note Liens”; and

(2)	if the Priority Lien Obligations are paid in full prior to such reinstatement, the contractual priority of the Priority Liens so reinstated, as set forth under the caption “—Ranking of Note Liens—Ranking,” will be concurrently reinstated on the date and to the extent such Priority Liens are reinstated, beginning on such date but only prospectively (and not retroactively), as though no Priority Lien Obligations or Priority Liens had been outstanding at any time prior to such date, and will remain effective until the Priority Lien Obligations secured by the reinstated Priority Liens are paid in full;

provided, that the Company shall deliver forthwith an Officers’ Certificate, and/or the Priority Lien Collateral Agent or any holder of Priority Lien Obligations may deliver a written notice, to the trustee and the Collateral Agent stating that Priority Lien Obligations have been reinstated and identifying the Priority Lien Obligations so reinstated.

Notwithstanding the foregoing, no:

(1)	action to enforce Note Liens at any time prior to the date of any reinstatement (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

(2)	receipt or collection of Collateral or any other property by the holders of notes, the trustee or the Collateral Agent at any time prior to the date of any such reinstatement (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

(3)	application of any Collateral or other property to the payment of Note Obligations at any time prior to the date of any such reinstatement (or, if later, the date on which the officers’ certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent); or

(4)	other action taken or omitted by the holders of notes, the trustee or the Collateral Agent or other event occurring at any time prior to the date of any such reinstatement (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent), will, if it was permitted at such time under the provisions described under the caption “—Ranking of Note Liens” without giving effect to any subsequent reinstatement, (1) constitute a breach of any obligation of the holders of notes, the trustee or the Collateral Agent under the provisions described under the caption “—Ranking of Note Liens” or (2) give rise to any right, claim or interest whatsoever enforceable by any holder of Priority Liens or Priority Lien Obligations or by any other Person.

Additional Priority Lien Debt. If at any time following a repayment in full of the Priority Lien Obligations, the Company or any Restricted Subsidiary incurs new Priority Lien Debt, the Company shall deliver forthwith an Officers’ Certificate, and/or the Priority Lien Collateral Agent in respect of, or any holder of, such new Priority

Lien Debt may deliver a written notice, to the trustee and the Collateral Agent stating that new Priority Lien Debt has been incurred and identifying the Priority Lien Debt so incurred.

Notwithstanding the foregoing, no:

(1)	action to enforce Note Liens at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

(2)	receipt or collection of Collateral or any other property by the holders of notes, the trustee or the Collateral Agent at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

(3)	application of any Collateral or other property to the payment of Note Obligations at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent); or

(4)	other action taken or omitted by the holders of notes, the trustee or the Collateral Agent or other event occurring at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the Officers’ Certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent), will, if it was permitted at such time under the provisions described under the caption “—Ranking of Note Liens” without giving effect to such new incurrence of Priority Lien Debt, (1) constitute a breach of any obligation of the holders of notes, the trustee or the Collateral Agent under the provisions described under the caption “—Ranking of Note Liens” or (2) give rise to any right, claim or interest whatsoever enforceable by any holder of Priority Liens or Priority Lien Obligations or by any other Person.

Enforcement. The provisions described under the caption “—Ranking of Note Liens” are intended for the sole benefit of, and may be enforced solely by, the holders of Priority Liens and Priority Lien Obligations granted and outstanding from time to time; provided, however, that the provisions described under the caption “—Ranking of Note Liens—Option to Purchase Priority Lien Debt,” the first sentence of “—Ranking of Note Liens—Limitation on Certain Relief and Defenses,” “—Ranking of Note Liens—Certain Rights of Holders of Notes,” the second paragraph of “—Ranking of Note Liens—Additional Priority Lien Debt,” “—Ranking of Note Liens—Delivery of Collateral and Proceeds of Collateral,” “—Ranking of Note Liens—Priority Lien Obligations Discharge Notice” and “—Ranking of Note Liens—Delivery of Notices to Insurers” are intended for the sole benefit of, and may be enforced solely by, the holders of Note Obligations and the Collateral Agent.

The obligations of the holders of Note Obligations, the trustee and the Collateral Agent described under the captions “—Ranking of Note Liens—Restriction on Enforcement of Note Liens,” “—Ranking of Note Liens— Insolvency or Liquidation Proceedings,” “—Ranking of Note Liens—Release of Collateral upon Sale or Other Disposition,” “—Ranking of Note Liens—Release of Note Guarantee upon Sale or Other Disposition,” “—Ranking of Note Liens—Amendment of Security Documents,” “—Ranking of Note Liens—Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights,” “—Ranking of Note Liens—Limitation on Certain Relief and Defenses,” “—Ranking of Note Liens—Reinstatement” and the first paragraph of “—Ranking of Note Liens—Additional Priority Lien Debt”:

(1)	are intended for the sole benefit of the holders of Priority Lien Debt and the Priority Lien Collateral Agent and may be enforced only by the holders of Priority Lien Obligations or by the Priority Lien Collateral Agent; and

(2)	will terminate, unconditionally and (subject only to the provisions described under the captions “—Ranking of Note Liens—Reinstatement” and “—Ranking of Note Liens—Additional Priority Lien

Debt”) forever, upon either of (a) no Priority Lien Obligations existing that have not been repaid in full or (b) the release of the Note Liens in whole as provided under “—Security—Release of Note Liens.”

No right to enforce the ranking agreements or any other obligation set forth in the provisions described under the caption “—Ranking of Note Liens” may be impaired by any act or failure to act by the Company, the Collateral Agent, the trustee or any holder of Note Obligations or by the failure of the Company, the Collateral Agent, the trustee or any holder of Note Obligations to comply with the Intercreditor Agreement.

The obligations of the holders of Note Obligations, the trustee, the Collateral Agent, the Credit Agreement Agent and the Priority Lien Collateral Agent under the provisions described under the caption “—Ranking of Note Liens” are continuing obligations that may be terminated only by an amendment that becomes effective as set forth in the provisions described under the caption “—Ranking of Note Liens—Amendment of Ranking Provisions.” Except for the Persons identified in this section, to the extent and as to the obligations set forth in this section, no other Person will be entitled to rely on, have the benefit of or enforce the lien ranking agreements or any other obligation set forth in the provisions described under the caption “—Ranking of Note Liens.”

Limitations on Subordination of Notes and Other Note Obligations. The provisions described under the caption “—Ranking of Note Liens” are intended solely to set forth the relative ranking, as Liens, of the Note Liens as against the Priority Liens. Neither the notes, the Note Guarantees and other Note Obligations nor the exercise or enforcement of any right or remedy for the payment or collection thereof (other than the restrictions with respect to the enforcement of remedies against the Collateral as set forth in the provisions described under the caption “—Ranking of Note Liens”) are intended to be or will ever be by reason of the provisions described under the caption “—Ranking of Note Liens” in any respect subordinated, deferred, postponed, restricted or prejudiced.

Relative Rights. The provisions described under the caption “—Ranking of Note Liens” define the relative rights, as lienholders, of holders of Note Liens and holders of Priority Liens. Nothing in the Intercreditor Agreement will:

(1)	impair, as between the Company and holders of notes, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium and interest and Liquidated Damages, if any, on the notes in accordance with their terms or to perform any other obligation of the Company or any other Obligor under the Note Documents;

(2)	impair, as between the Company and the Collateral Agent and the trustee, the obligation of the Company, which is absolute and unconditional, to pay the fees and reasonable expenses of the Collateral Agent and the trustee to the extent set forth in the Note Documents or as otherwise agreed to in writing between the Company, on the one hand, and the Collateral Agent and/or the trustee, on the other hand;

(3)	affect the relative rights of holders of notes and creditors of the Company, any of its Restricted Subsidiaries or any other Obligor (other than holders of Priority Liens);

(4)	restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral other than the enforcement of any judgment in respect of any other action not specifically prohibited by the provisions described under (i) “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or (ii) “—Ranking of Note Liens—Insolvency or Liquidation Proceedings”);

(5)	prevent the trustee, the Collateral Agent or any holder of notes from exercising against the Company or any other Obligor any of its other available remedies upon a Default or Event of Default not specifically prohibited by the provisions described under (i) “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or (ii) “—Ranking of Note Liens—Insolvency or Liquidation Proceedings”; or

(6)	restrict the right of the trustee, the Collateral Agent or any holder of notes from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically prohibited by the provisions described under (i) “—Ranking of Note Liens—Restriction on Enforcement of Note Liens” or (ii) “—Ranking of Note Liens—Insolvency or Liquidation Proceedings.”

If the Company, any Restricted Subsidiary or any other Obligor fails because of the provisions described under the caption “—Ranking of Note Liens” to perform any obligation binding upon it under any Note Document, the failure shall still be a Default or Event of Default, as applicable.

Bailee for Perfection. The Priority Lien Collateral Agent shall hold the Pledged Collateral in its possession or control (or in the possession or control of its agents or bailees) as bailee (such bailment being intended, among other things, to satisfy the requirements of Sections 8-301(a)(2) and 9-313(c) of the Uniform Commercial Code) for the Collateral Agent solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the security documents, subject to the terms and conditions of the Intercreditor Agreement.

So long as any Priority Lien Obligations exist that have not been repaid in full, the Priority Lien Collateral Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the Priority Lien Documents and the Intercreditor Agreement as if the Note Lien of the Collateral Agent therein under the security documents and all other Note Documents did not exist. The rights of the Collateral Agent shall at all times be subject to the terms of the Intercreditor Agreement.

The Priority Lien Collateral Agent will not have any obligation whatsoever to the Collateral Agent, the trustee or the holders of any notes or the holders of any other Note Obligations to assure that the Pledged Collateral is genuine or owned by the Company or any other Obligor or otherwise or to preserve rights or benefits of any Person except as expressly set forth in this section. The duties and responsibilities of the Priority Lien Collateral Agent under this section shall be limited solely to holding the Pledged Collateral as bailee or agent for the Collateral Agent for purposes of perfecting the Lien therein held by the Collateral Agent to secure Note Obligations. No Priority Lien Collateral Agent shall have any obligation to the Collateral Agent, the trustee or the holders of any notes or the holders of any other Note Obligation to care for, protect or insure any Pledged Collateral or to ensure that the Lien on such Pledged Collateral has been properly or sufficiently created or entitled to any particular priority.

The Priority Lien Collateral Agent will not have by reason of the security documents, the Note Documents, the Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the Collateral Agent, the trustee or the holders of notes or any other Note Obligations.

The Collateral Agent, the trustee or the holders of notes or the holders of any other Note Obligation will not have by reason of the security documents, the Note Documents, the Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the Priority Lien Collateral Agent.

Delivery of Collateral and Proceeds of Collateral. If no Priority Lien Obligations exist that have not been paid in full, the Priority Lien Collateral Agent will, to the extent permitted by applicable law, deliver to (1) the Collateral Agent, or (2) such other Person as a court of competent jurisdiction may otherwise direct, (a) any Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, and (b) all proceeds of Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, whether arising out of an action taken to enforce, collect or realize upon any Collateral or otherwise. Such Collateral and such proceeds will be delivered without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or Note Debt, together with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Priority Lien Obligations Discharge Notice. Promptly following the repayment in full of the Priority Lien Obligations, the Priority Lien Collateral Agent will deliver a notice (a “Priority Lien Obligations Discharge Notice”) in writing to the trustee, the Collateral Agent and each bank with which a deposit account is maintained that is, or immediately prior to such repayment in full of the Priority Lien Obligations was, subject to a Priority Lien, stating that all Priority Lien Obligations have been repaid in full and discharged. The trustee and the Collateral Agent may conclusively rely upon any such Priority Lien Obligations Discharge Notice as evidence that all Priority Lien Obligations have been repaid in full and, upon and following delivery of such notice, no action taken or omitted to be taken by the trustee, the Collateral Agent, or any holder, if permitted by the Note Documents or applicable law on or after the Priority Lien Obligations have been repaid in full but prior to reinstatement as contemplated by the provisions described under the caption “Ranking of Note Liens—Reinstatement,” will constitute a breach of any obligations of any of them under the Intercreditor Agreement.

Delivery of Notices to Insurers. Promptly following the repayment in full of the Priority Lien Obligations, the Priority Lien Collateral Agent will deliver a notice in writing to the trustee, the Collateral Agent and each insurer with which the Company or any Guarantor maintains any insurance policy as to which the Priority Lien Collateral Agent (or a representative or agent on its behalf) is named as loss payee or additional insured, stating that (a) the Priority Lien Obligations have been fully satisfied and discharged and (b) the Priority Lien Collateral Agent does not object to the payment from and after the date of such notice of insurance proceeds thereunder to the Collateral Agent.

Designation of New Priority Lien Debt. The Company may, at any time, from time to time, designate Priority Lien Debt by delivering to the Collateral Agent an Officers’ Certificate as contemplated in the definition of “Priority Lien Debt.” Any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be entitled to conclusively rely on an Officers’ Certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which Officers’ Certificate is provided substantially concurrently to the Collateral Agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture. Nothing in the foregoing constitutes a waiver of any restrictions on indebtedness or liens appearing in the Credit Facilities, any Priority Lien Document or the indenture. Upon receipt of such Officers’ Certificate, the Collateral Agent shall deliver to the Priority Lien Collateral Agent (without recourse and without any representation or warranty whatsoever) any Collateral in the Collateral Agent’s possession, to be held by the Priority Lien Collateral Agent in accordance with the applicable terms of the Priority Lien Documents and the provisions described under the caption “—Ranking of Note Liens—Bailee for Perfection.” Notwithstanding the foregoing, an untrue Officers’ Certificate designating Priority Lien Obligations may result in a Default or Event of Default under the indenture.

Optional Redemption

At any time prior to July 1, 2011, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes originally issued under the indenture at a redemption price of 114.0% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of an offering of Equity Interests of any other direct or indirect parent of the Company; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

On or after July 1, 2011, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption price (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, subject to the rights of holders of notes on the relevant record date to receive interest on an interest payment date that is immediately prior to the applicable redemption date.

Year	Percentage
July 1, 2011 and thereafter	100.000%

At any time prior to July 1, 2011, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to, the applicable date of redemption, subject to the rights of the holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company’s option prior to July 1, 2011.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Each of the Credit Agreement and the Term Loan Credit Agreement prohibits the Company from purchasing any notes, and also provides that certain change of control events with respect to the Company would constitute an event of default under such agreement. Any future agreements relating to Indebtedness to which the Company becomes a party, including any Credit Facility, may contain similar restrictions and provisions. In the event a

Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company has undertaken to seek the consent to the purchase of notes or to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement or the Term Loan Credit Agreement.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Excess Cash Flow Offer

Within 90 days after the end of each four fiscal quarter period ending on or near December 31, beginning in 2009, for which the Excess Cash Flow Offer Amount exceeds $1 million, the Company will send a notice to each holder and the Trustee (the “Excess Cash Flow Offer”) offering to purchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent. The Company will be required to purchase notes validly tendered in response to an Excess Cash Flow Offer in accordance with the procedures set forth in the Indenture and such notice. The offer price will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If the aggregate principal amount of notes tendered into such Excess Cash Flow Offer exceeds the Excess Cash Flow Offer Amount, the trustee will select the notes to be purchased on a pro rata basis, by lot or by such other method as the trustee deems fair and appropriate.

The Company will not be required to make an Excess Cash Flow Offer if the Excess Cash Flow Offer Amount for the relevant period does not exceed $1.0 million; provided that the amount not so used, if positive, shall be added to the Excess Cash Flow Amount for the next Excess Cash Flow Offer measurement period.

The Company will comply with the requirements of Rule 14a-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with these provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under these provisions of the Indenture by virtue of such compliance.

Notwithstanding the foregoing, if the Credit Agreement prohibits the Company from repurchasing notes in an Excess Cash Flow Offer, in lieu of making a required Excess Cash Flow Offer, the Company will deposit the Excess Cash Flow Offer Amount into an escrow account held by the Collateral Agent. The notes will be secured on a second priority basis by the funds held in the escrow account and the Credit Agreement will be secured on a first priority basis by the funds in the escrow account. The funds held in the escrow account will be disbursed by the Collateral Agent, in accordance with a separate escrow agreement that provides that:

(a)	the escrowed funds may only be released to the Company upon the receipt by the Collateral Agent of an Officers’ Certificate certifying that (i) such release of funds, and the use thereof as contemplated by this paragraph, are permitted under the Credit Agreement and the funds being released will be used solely and immediately to (A) repay borrowings under the Credit Agreement, which repayment will correspondingly permanently reduce the commitments with respect thereto and/or (B) to make an Excess Cash Flow Offer or (ii) the Note Obligations have been repaid in full and discharged, and

(b)	the escrowed funds will be invested in readily accessible, unrestricted money market funds that are solely invested in Government Securities.

The Company will agree not to use the Excess Cash Flow Offer Amount for any purpose other than funding an Excess Cash Flow Offer or repaying borrowings under (or cash collateralizing letters of credit, to the extent a sufficient amount of availability for other letters of credit is correspondingly reduced, under) the Credit Agreement. Any repayment of borrowings or cash collateralizations of letters of credit under the Credit Agreement made with Excess Cash Flow Offer Amount funds will permanently reduce the amounts that would have otherwise been available for revolver or letter of credit borrowing, as applicable, under the Credit Agreement (including pursuant to clause (1) of the definition of “Permitted Debt”).

The exercise by the holders of notes of their right to require the Company to repurchase the notes in the event of Excess Cash Flow (or the entering into of the escrow arrangements contemplated by the prior paragraph) could cause a default under the agreements governing the Company’s existing and future other Indebtedness, due, among other things, to the financial effect of such repurchases on the Company. In the event the requirement to make an Excess Cash Flow Offer or enter into the escrow arrangements contemplated by the prior paragraph occurs at a time when the Company is prohibited from purchasing notes or entering into the escrow arrangements contemplated by the prior paragraph, the Company could seek the consent of its lenders to the purchase of notes or the entry into such escrow arrangements or could attempt to refinance the borrowings that contain such prohibition, but would be under no obligation to do so. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes or entering into escrow arrangements contemplated in the prior paragraph. In that case, the Company’s failure to purchase tendered notes or enter into such escrow arrangements, except as noted above, would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Related to the Notes and our Indebtedness—We may not be able to satisfy our obligations to holders of the notes upon a Change of control or in connection with an Excess Cash Flow Offer.”

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(3)	the Consolidated Cash Flow for the most recent four fiscal quarter period attributable to the assets or Equity Interests issued or sold or otherwise disposed of in any single transaction or series of related transactions does not exceed 33 1/3% of the Company’s Consolidated Cash Flow for the most recent four fiscal quarter period.

Any Asset Sale pursuant to a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect to any of the foregoing, including by deed or assignment in lieu of foreclosure, will not be required to satisfy the conditions set forth in the preceding paragraph. Within 365 days after the receipt of any Net Proceeds from an Asset Sale, other than a Sale of Collateral, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, such repayments shall correspondingly reduce permanently the commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)	to make a capital expenditure;

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5)	any combination of the foregoing clauses (1) through (4).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes a Sale of Collateral, the Company (or the Restricted Subsidiary that owned those assets, as the case may be) may apply those Net Proceeds to purchase other assets that will constitute Collateral or to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce permanently the commitments with respect thereto.

In the case of clause (2) or (4) above or a Sale of Collateral, the Company will be deemed to have complied with its obligations in the preceding paragraphs if it enters into a binding commitment to acquire such assets or Capital Stock prior to 360 days after the receipt of the applicable Net Proceeds; provided that such binding commitment will be subject only to customary conditions and such acquisition is completed within 180 days following the expiration of the aforementioned 360 day period. If the acquisition contemplated by such binding commitment is not consummated on or before such 180th day, and the Company has not applied the applicable Net Proceeds for another purpose permitted by the applicable preceding paragraph on or before such 180th day, such commitment shall be deemed not have been a permitted application of Net Proceeds. Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Notwithstanding anything to the contrary herein, if an Asset Sale (in any single transaction or series of related transactions) results in the sale of the Equity Interests of Real Mex Foods, Inc. or the Real Mex Foods Business, the Company (or the applicable Restricted Subsidiary, as the case may be) must apply such Net Proceeds within 15 days of receipt:

(1)	to repay Priority Lien Debt, which repayments shall correspondingly reduce permanently the amounts that would have otherwise been available for revolver or letter of credit borrowing, as applicable, under the Credit Agreement (including pursuant to clause (1) of the definition of “Permitted Debt”); and

(2)	after all Priority Lien Debt has been repaid, to make an Asset Sale Offer for the notes to purchase the maximum principal amount of notes that may be purchased out of such net proceeds at an offer price of 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, payable in cash.

As used herein, “Real Mex Foods Business” means the business of purchasing and distribution services for restaurant operators and manufacturing specialty products for sales to outside customers that is currently operated by our subsidiary Real Mex Foods, Inc.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph or third paragraph, as applicable, of this covenant will constitute “Excess Proceeds.” The Company will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness to be purchased will be selected on a pro rata basis, by lot or by such other method as the trustee deems fair and appropriate. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will be required to make the Asset Sale Offer contemplated by this covenant within 30 days after the aggregate amount of Excess Proceeds exceeds $5.0 million.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s other Indebtedness, including the Credit Agreement and the Term Loan Credit Agreement contain, and future agreements, including any Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under the Credit Agreement, the Term Loan Credit Agreement or these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the Credit Agreement, the Term Loan Credit Agreement or the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—We may not be able to satisfy our obligations to holders of the notes upon a Change of Control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail (or in the case of notes held in Book Entry form, by electronic transmission) at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is unsecured or contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (x) a payment of interest or principal at the Stated Maturity thereof; or (y) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4)	make any Restricted Investment,

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Adjusted Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of (i) the Consolidated Net Income of the Company for the period (taken as one accounting period) from the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100%

of such deficit) and (ii) any dividends received by the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Subsidiary Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period; plus

(b)	100% of the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital (other than amounts received and used to make Capital Expenditures in accordance with the indenture) or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash or any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) or the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation, as the case may be, and (ii) the initial amount of such Restricted Investment or the Fair Market Value of the Company’s Investment in such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, as the case may be; plus

(d)	100% of the Fair Market Value as of the date of issuance of any Equity Interests (other than Disqualified Stock) issued by the Company as consideration for the purchase by the Company or any of its Restricted Subsidiaries of all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (including by means of a merger, consolidation or other business combination permitted under the indenture).

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for Equity Interests of the Company (other than Disqualified Stock) or out of the net cash proceeds received by the Company (other than amounts received and used to make Capital Expenditures in accordance with the indenture) within ten business days of the sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or within ten business days of the contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Subsidiary Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness within 60 days of such repurchase, redemption, defeasance or other acquisition or retirement for value;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option plan or any other management or employee benefit plan or agreement, shareholders’ agreement or similar agreement:

(a)	upon the death or disability of such officer, director or employee; or

(b)	upon the resignation or other termination of employment of such officer, director or employee; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (b) may not exceed $1.0 million in any twelve month period (with unused amounts in any immediately preceding twelve month period being carried over to the next succeeding twelve month period subject to a maximum carry-over amount of $1.0 million in any twelve month period) plus the aggregate net cash proceeds received by the Company after the date of the indenture from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (b) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (3) (b) of the preceding paragraph);

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Adjusted Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)	any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the notes, and payments pursuant to such arrangements;

(9)	the acquisition of any shares of Disqualified Stock of the Company in exchange for other shares of Disqualified Stock of the Company or with the net cash proceeds from an issuance of Disqualified Stock by the Company within 45 days of such issuance, in each case that is permitted to be issued under the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(10)	Permitted Payments to Parent.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $3.0 million.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (10) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) other than Permitted Debt, and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness that is not secured by any Lien (including Acquired Debt) or issue Disqualified Stock, and the Subsidiary Guarantors may incur Indebtedness that is not secured by any Lien (including Acquired Debt) or issue preferred stock, if (a) the Adjusted Leverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no more than 5.00 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The Company will not incur, and will not permit any of its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes and the Note Guarantee of such Restricted Subsidiary on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or a Restricted Subsidiary solely by virtue of being (i) unsecured, (ii) secured on a first or junior Lien basis or (iii) junior in right of distribution of collateral proceeds.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) of the definition of Permitted Debt, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted, in its sole discretion, to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement relating to revolving credit borrowings outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, accrual of dividends on Disqualified Stock, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case (other than any reclassification of preferred stock as indebtedness due to a change in accounting principles), that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued and will constitute Consolidated Indebtedness once incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

Parent and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by Parent, the Company or any of its Restricted Subsidiaries or any proceeds, income or profits therefrom, or assign or convey any right to receive income therefrom (whether then held by it or to be acquired by it at a future time), except Permitted Liens; provided that no such Permitted Lien shall rank prior to the Note Liens other than a Permitted Prior Lien.

Parent and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist a Lien upon any asset or property, or any proceeds, income or profits therefrom (whether then held by it or to be acquired by it at a future time), or assign or convey any right to receive income therefrom, as security for any Priority Lien Obligations, if:

(1)	the Lien is junior or subordinated in any respect to any other Lien securing any Priority Lien Obligations, other than solely as a result of the priority afforded by operation of law to “purchase money security interests” under, and as such term is defined in, Article 9 of the Uniform Commercial Code; or

(2)	any Priority Lien Obligations are contractually subordinated in any respect to any other Priority Lien Obligations.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and the Credit Agreement, as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the notes, the Note Guarantees, the security documents and the Intercreditor Agreement;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Permitted Liens that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is either (i) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) a partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, which corporation becomes the co-issuer of the notes pursuant to a supplemental indenture reasonably satisfactory to the trustee;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture, the registration rights agreement, the Intercreditor Agreement and the security documents pursuant to a supplemental indenture and other agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either:

(a)	be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Adjusted Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(b)	have an Adjusted Leverage Ratio that is equal to or less than the Adjusted Leverage Ratio of the Company immediately prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition; and

(5)	The Company shall have provided to the trustee and the Collateral Agent an Officers’ Certificate and an Opinion of Counsel stating that the applicable transaction complies with the provisions of the indenture and the other Note Documents.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly Owned Restricted Subsidiaries that are Subsidiary Guarantors.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items, or any amendment thereto or replacement thereof, so long as any such amendment or replacement is not more disadvantageous to the Company in any material respect than the original agreement or plan as in effect on the date of the indenture, as reasonably determined by the Board of Directors or senior management of the Company, and payments pursuant thereto, will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment or consulting agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto and the issuance of Equity Interests of the Company (other than Disqualified Stock) to directors and employees pursuant to stock option or stock ownership plans, in each case, approved in good faith by the Board of Directors of the Company;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ fees, compensation benefits to Persons who are not otherwise Affiliates of the Company and indemnification of officers and directors in their capacity as such;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Permitted Liens;

(7)	loans or advances to employees made in the ordinary course of business; and

(8)	any transaction with suppliers in the ordinary course of business that are on substantially similar terms to those contained in similar transactions by the Company or any of its Restricted Subsidiaries with unaffiliated suppliers consistent with past practice.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

The Company will not (1) hold any material assets, other than the Capital Stock of its Subsidiaries, cash, any Investments permitted under the indenture and the Net Proceeds of any Asset Sale pending application of such Net Proceeds in accordance with the “Asset Sale” covenant, (2) engage in any businesses other than incidental to its ownership of the Capital Stock of its Subsidiaries and any Investments permitted under the indenture or (3) create, incur, assume, or guarantee any material obligations or liabilities owed to trade creditors of any Person except in connection with its operation as a holding company. The Company will maintain El Torito Restaurants, Inc. and Acapulco Restaurants, Inc. as direct wholly owned Subsidiaries of the Company, subject to the Company’s right to sell, transfer or otherwise dispose of any or all of the Capital Stock, or all or substantially all of the assets and properties, of El Torito Restaurants, Inc. or Acapulco Restaurants, Inc., as the case may be, to any Person (other than any of the Company’s Subsidiaries) in accordance with the indenture and the security documents; provided, however, that the Company may sell or otherwise transfer such Subsidiaries to any Restricted Subsidiary that complies with the requirements of this covenant; provided, further that El Torito Restaurants, Inc. and Acapulco Restaurants, Inc. may be merged with and into any other direct wholly owned Subsidiary of the Company (or Subsidiary of any such Restricted Subsidiary described in the immediately preceding proviso).

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary or if any Restricted Subsidiary otherwise becomes a Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary or new Domestic Subsidiary will become a Subsidiary Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel within 10 business days of the date on which it was acquired or created.

Further Assurances; Insurance

Parent and the Company will, and the Company will cause each Subsidiary Guarantor to, do or cause to be done all acts and things which may be required, or which the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Note Obligations, duly created, enforceable and perfected security interests upon all Collateral, including any property or assets that are acquired or otherwise become Collateral after the notes are issued, subject only to Priority Liens and other Permitted Prior Liens, in each case, as contemplated by the Note Documents.

Upon the reasonable request of the Collateral Agent, at any time or from time to time, Parent and the Company will, and the Company will cause each Guarantor to, will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions, as may reasonably be required, or which the Collateral Agent may reasonably request, to create, perfect, ensure the priority of, protect, assure or enforce the security interests and benefits intended to be conferred upon the Collateral Agent and the holders of the Note Obligations by such Guarantor as contemplated by the Note Documents.

If the Company or any of the Subsidiary Guarantors at any time acquires (or, in the case of any Restricted Subsidiary that becomes a Subsidiary Guarantor pursuant to clause (ii) of the definition of Domestic Subsidiary, acquires or holds) any real property (other than any Excluded Asset) that is not covered by the mortgages in favor of the Collateral Agent that are executed in connection with the issuance of the notes, then within 45 days following such acquisition, or the date a Restricted Subsidiary becomes a Subsidiary Guarantor pursuant to clause (ii) of the definition of Domestic Subsidiary, the Company or such Subsidiary Guarantor will execute, deliver and record an additional mortgage or a supplement to such mortgages, reasonably satisfactory in form and substance to the Collateral Agent, subjecting such real property to the Lien created by such mortgages or, if an additional mortgage, creating a Lien in favor of the Collateral Agent to secure the Note Obligations. The Company will, or will cause such Subsidiary Guarantor to, obtain an appropriate title policy or endorsement or supplement to the title policy insuring the Collateral Agent’s Liens in such additional or existing interests in real property, subject only to exceptions to title approved by the Collateral Agent and other Permitted Liens (subject, in the case of priority over the Note Liens, only to Permitted Prior Liens); provided, that no such additional title policy or endorsement or supplement to the title policy will be required in respect of any additional or existing real property having an aggregate Fair Market Value of less than $1.0 million.

Parent and the Company will and the Company will cause the Subsidiary Guarantors to:

(1)	keep their properties adequately insured at all times by financially sound and reputable insurers;

(2)	maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3)	maintain such other insurance as may be required by law; and

(4)	maintain such other insurance as is otherwise required by the security documents.

Upon the request of the Collateral Agent, Parent and the Company will, and the Company will cause the Subsidiary Guarantors to, furnish to the Collateral Agent full information as to their property and liability insurers. Holders of Note Obligations, as a class, will be named as additional insureds (as a second priority lienholder) on all liability insurance policies of the Company and the Guarantors and the Collateral Agent will be named as loss payee (as a second priority lienholder) on all property and casualty insurance policies of the Company and the Subsidiary Guarantors.

Upon the request of the Collateral Agent, the Company and the Guarantors will permit the Collateral Agent to visit and inspect any of the Collateral and examine and, at the Company’s expense, make abstracts from any of its books and records relating to any of the Collateral at any reasonable time and as often as may reasonably be requested.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by delivery to the trustee of a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation. Any Unrestricted Subsidiary shall become a Restricted Subsidiary for all purposes of the indenture and the other Note Documents upon the delivery to the trustee of a certified copy of resolutions of the Board of directors giving effect to such designation and an Officers’ Certificate of the company certifying that such designation complied with the preceding conditions.

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless:

(1)	such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

(2)	the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Company will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on Capital Expenditures

The Company will not, and will cause its Restricted Subsidiaries not to, incur Capital Expenditures in any fiscal year in excess of (i) $10.0 million plus (ii) 50% of the amount by which the Company’s Consolidated Cash Flow for the immediately preceding fiscal year exceeds $40 million (collectively, the “Allowable Capital Expenditures”), plus (iii) the Carryover Amount applicable to such fiscal year, plus (iv) any unused amount permitted to be used for Investments pursuant to clause (15) of the definition of “Permitted Investments,” plus (v) aggregate net cash proceeds actually received by the Company as a contribution to its common equity capital for that purpose and actually used by the Company to make such Capital Expenditures. The “Carryover Amount’’ in respect of any fiscal year shall be the Allowable Capital Expenditures of the immediately preceding fiscal year minus all Capital Expenditures for such preceding fiscal year, provided that in no event shall the Carryover Amount exceed $5.0 million. The Company and its Restricted Subsidiaries may also use up to 50% of the net proceeds of a Qualified IPO to incur Capital Expenditures (the “IPO Proceeds Capital Expenditures’’). A “Qualified IPO’’ is an initial public offering of the common stock of the Company or any of its direct or indirect subsidiaries with gross proceeds of at least $50.0 million.

Notwithstanding anything to the contrary above, incurrence by the Company or any of its Restricted Subsidiaries of Capital Expenditures in excess of the amounts set forth in the previous paragraph (a “Capital Expenditure Event”) shall only constitute a default or breach of the indenture to the extent such additional Capital Expenditures exceed $5 million and has not otherwise been funded by the aggregate net cash proceeds actually received by the Company as a contribution to its common equity capital and designated for the purpose of the Company making such Capital Expenditure no later than 30 days after the Company has made such Capital Expenditure. Upon the occurrence of a Capital Expenditure Event, the interest on the notes will accrue at a rate that is 1.0% higher than the then applicable interest rate on the notes from July 1 of such fiscal year through but including June 30 of the following fiscal year.

The Company’s annual compliance certificate delivered to the trustee under the indenture shall specify (i) the Carryover Amount applicable to the then current fiscal year, (ii) the Allowable Capital Expenditures and IPO

Proceeds Capital Expenditures applicable to the then current fiscal year, (iii) the amount of Capital Expenditures for the fiscal year addressed by such certificate and (iv) whether the additional interest on the notes provided for in the previous paragraph will be applicable for the upcoming twelve month period.

Minimum Consolidated Cash Flow

The Company is required to have, beginning on June 30, 2009, and as tested at the end of each fiscal quarter thereafter, Consolidated Cash Flow for the 12-month period then ended of not less than $32.0 million.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes (with a copy furnished to the trustee substantially concurrently), within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy the Company’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the consolidated financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Excess Cash Flow Offer,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale”;

(4)	failure by the Company or any of its Restricted Subsidiaries for 45 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture or the security documents;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by the failure to pay principal of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7)	failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8)	the occurrence of any of the following:

(a)	except as permitted by the indenture, any security document ceases for any reason to be fully enforceable; provided, that it shall not be an Event of Default under this clause (8)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Note Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $5.0 million ceases to be an enforceable and perfected security interest, subject to no Liens prior to the Note Liens other than Permitted Prior Liens;

(b)	any Note Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected security interest, subject to no Liens prior to the Note Liens other than Permitted Prior Liens; or

(c)	the Company or any other Obligor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any other Obligor set forth in or arising under any security document;

(9)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(10)	certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture and the security documents. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the

Note Guarantees, the security documents or the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee and the Collateral Agent, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers, Excess Cash Flow Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in US. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released in whole from the Note Liens, as provided above under the caption ‘‘—Security—

Release of Note Liens,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section.

Amendment, Supplement and Waiver

Except as provided in (i) the provisions described above under the caption “—Ranking of Note Liens—Amendment of Security Documents” and (ii) the next three succeeding paragraphs, the indenture, the notes, the Note Guarantees or the security documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Note Guarantees or the security documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Without the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder), amend, supplement or modify any of the terms of the indenture providing for the release of any Guarantor from its obligations under its Note Guarantee or the indenture.

Without the consent of the holders of at least 66 2/3% in aggregate outstanding principal amount of the notes then outstanding, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder) release all or substantially all of the Collateral from the Liens created by the security documents, except as specifically provided for in the Note Documents.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes, the Note Guarantees or the security documents:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the notes, the Note Guarantees or the security documents to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees or the security documents;

(7)	to allow any Guarantor to execute a supplemental indenture and /or a Note Guarantee with respect to the notes; or

(8)	to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents.

The provisions of the Intercreditor Agreement may be amended or supplemented in accordance with the provisions described above under the caption “—Ranking of Note Liens—Amendment of Ranking Provisions.”

The consent of the holders of the notes will not be necessary under the indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and the other Note Documents; and

(4)	the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released as provided under the caption “—Release of Note Liens,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, registration rights agreement, security documents and Intercreditor Agreement without charge by writing to Real Mex Restaurants, Inc., 5660 Katella Avenue, Suite 100 Cypress, California 90630, Attention: General Counsel.

Book-Entry, Delivery and Form

The new notes issued in exchange for the old notes initially will be in the form of one or more registered global notes (the “Global Notes”) and will be deposited with the Trustee, as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee for credit to the accounts of DTC’s Participants (as defined below).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to transfer restrictions, transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have established procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided. “Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that Indebtedness of such acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be Acquired Debt; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Noteholders” means, as to any matter at any time, a direction in writing delivered to the Collateral Agent by or with the written consent of the holders of a majority in aggregate outstanding principal amount of notes then outstanding, voting together as a single class. For this purpose, Note Debt registered in the name of, or beneficially owned by, the Company or any of its Affiliates will be deemed not to be outstanding.

“Adjusted Leverage Ratio” means for any period, the ratio of (A) (i) Consolidated Indebtedness as of the end of such period plus (ii) eight times Consolidated Rental Expense for such period to (B) (i) Consolidated Cash Flow for such period plus (ii) Consolidated Rental Expense for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Adjusted Leverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Adjusted Leverage Ratio is made (the “Calculation Date”), then the Adjusted Leverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable reference period.

In addition, for purposes of calculating the Adjusted Leverage Ratio:

(1)	acquisitions and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired or disposed of by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases or decreases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period; provided, that if any assets (including Capital Stock) acquired in such acquisitions are disposed of during the same four-quarter reference period (or vice versa), such acquisitions (and the related dispositions) shall be disregarded for purposes of this clause (1);

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such period;

(4)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such period; and

(5)	cash on the balance sheet (and, to the extent not included on the balance sheet, any Excess Cash Flow Offer Amount held in the escrow account pursuant to the covenant entitled “Excess Cash Flow”) at the end of such period shall be deducted from Consolidated Indebtedness.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at July 1, 2011 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through July 1, 2011 (excluding accrued but unpaid interest and Liquidated Damages, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note. “Asset Sale”

means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceeds and exclusive of factoring or similar arrangements;

(8)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(9)	the sale or other disposition of restaurants in the ordinary course of business consistent with past practice; and

(10)	the sale of an Unrestricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes. “Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which commercial banking institutions in the State of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Capital Expenditures” means for any period all direct or indirect (by way of acquisition of Capital Stock of a Person or the expenditure of cash or the transfer of property or the incurrence of Indebtedness) expenditures in respect of the purchase or other acquisition of fixed or capital assets that would be required to be capitalized in conformity with GAAP, excluding (i) normal replacement and maintenance programs properly charged to current operations, (ii) the purchase price of equipment to the extent that the consideration therefor consists of used, worn out, damaged, obsolete or surplus equipment being traded in at such time or the proceeds of a concurrent sale of such used, worn out, damaged, obsolete or surplus equipment, (iii) the acquisition of all or substantially all of the assets of, or any Capital Stock of, another entity or business unit (such as a division) as permitted by the terms of the indenture, (iv) the amount of any expenditures used to replace assets that have suffered a casualty for which insurance proceeds have been received or have been properly recorded as receivable and (v) any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, including, in each case, Preferred Stock.

“Cash Amount” means, with respect to any period, the greater of (a) $0 and (b) the excess of (i) the Cash Equivalents of the Company and its Subsidiaries as of the last day of such period over (ii) the sum of (A) the outstanding revolving credit borrowings under the Credit Agreement as of the last day of such period and (B) $5 million.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal, a Related Party of a Principal;

(2)	except for purposes of a Change of Control under the provisions described above under the caption “—Optional Redemption,” the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4)	except for purposes of a Change of Control under the provisions described above under the caption “—Optional Redemption,” after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to it in the indenture governing the notes.

“Change of Control Payment” has the meaning assigned to it in the indenture governing the notes.

“Change of Control Payment Date” has the meaning assigned to it in the indenture governing the notes.

“Collateral” means all properties and assets at any time owned or acquired by the Company or any of the Guarantors, other than Excluded Assets.

“Collateral Agent” means Wells Fargo Bank, National Association, in its capacity as collateral agent under the security documents and the Intercreditor Agreement, together with its successors in such capacity.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period and state franchise taxes, to the extent that such provision for taxes or state franchise taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	(a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the notes and the related borrowing under the Credit Agreement, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described above under “—Certain Covenants—Incurrenceof Indebtedness and Issuance of Preferred Stock” or (iv) any acquisition permitted under the indenture and (b) restructuring charges, in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

(5)	depreciation, amortization (including amortization of deferred financing fees and intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), the GAAP rental expense associated with operating leases less the actual cash rental expense associated with such operating leases and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles or assets as a result of impairment, in each case, as required by SFAS No. 142 or SFAS No. 144 but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization, GAAP rental expense, and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Indebtedness” means, as at any date of determination, without duplication, the aggregate amount of all Indebtedness (excluding any Indebtedness attributable to undrawn letters of credit) of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (if positive) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Rental Expense” means, for any period, the aggregate amount of fixed and contingent rentals payable by the Company and its Restricted Subsidiaries for such period with respect to leases of real and personal property, determined on a consolidated basis in accordance with GAAP

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated January 29, 2007, as amended as of the closing date of the offering of the old notes, by and among the Company, General Electric Capital Corporation, as administrative agent and as lender, and the other lenders party thereto from time to time, providing for (1) up to $15.0 million of revolving credit borrowings and (2) a separate facility for up to $25.0 million of letters of credit, in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Agreement Agent” means General Electric Capital Corporation, in its capacity as collateral agent under the Priority Lien Security Documents, and any successor thereto in such capacity.

“Credit Bid Rights” means, in respect of any order relating to a sale of assets in any Insolvency or Liquidation Proceeding, that:

(1)	such order grants the holders of notes (individually and in any combination) the right to bid at the sale of such assets and the right to offset such holders’ claims secured by Note Liens upon such assets against the purchase price of such assets if the bid of such holders:

(a)	is the highest bid or otherwise determined by the court to be the best offer at the sale; and

(b)	includes a cash purchase price component payable at the closing of the sale in an amount that would be sufficient on the date of the closing of the sale, if such amount were applied to such payment on such date, to pay all unpaid Priority Lien Obligations (except Unasserted Contingent Obligations) and to satisfy all Liens entitled to priority over the Priority Liens that attach to the proceeds of the sale, and such order requires or permits such amount to be so applied; and

(2)	such order allows the claims of the holders of notes in such Insolvency or Liquidation Proceeding to the extent required for the grant of such rights.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement, but excluding the Term Loan Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the asset sale or change of control provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders” or (y) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock prior to the Company’s purchase of the notes as is required to be purchased pursuant to the provisions of the indenture at a price not greater than 101% of the liquidation value thereof. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that (i) was formed under the laws of the United States or any state of the United States or the District of Columbia, or (ii) guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

“equally and ratably” means, in reference to any sharing of Liens or proceeds from the enforcement of the Collateral Agent’s security interests in the Collateral as among the holders of Note Obligations, that such Liens or proceeds:

(1)	shall be allocated and distributed first to the trustee, for account of the holders of notes, ratably in proportion to the principal of and interest and premium (if any) outstanding when the allocation or distribution is made, and thereafter; and

(2)	shall be allocated and distributed (if any such proceeds remain after payment in full of all of the principal of and interest and premium (if any) on all outstanding Note Debt) to the trustee, for account of the holders of any remaining Note Obligations with respect to the notes, ratably in proportion to the aggregate unpaid amount of such remaining Note Obligations due and demanded (with written notice to the trustee and the Collateral Agent) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of common stock of the Company or any direct or indirect parent of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Excess Cash Flow” means, for any period, Consolidated Cash Flow of the Company for such period, adjusted as follows:

(1)	minus the cash portion of Fixed Charges (net of interest income) of the Company ;

(2)	minus Capital Expenditures permitted to be made in accordance with the Indenture for such period; and

(3)	minus the cash portion of any taxes described in clause (2) of the definition of Consolidated Cash Flow with respect to such period.

“Excess Cash Flow Offer Amount” means, with respect to any period, the lesser of (A) 75% of Excess Cash Flow for such period and (B) the Cash Amount for such period (in either case, less the amount of any open market purchases and any redemptions of notes pursuant to the Indenture made by the Company during such period).

“Excluded Assets” means:

(1)	any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest therein under the security documents (i) is prohibited by law or would constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest of the grantor of such security interest therein pursuant to applicable law, or (ii) would require the consent of third parties that are not Affiliates of the Company or any Guarantor and such consent has not been obtained or waived (other than in the case of real property or equipment leases in respect of property or equipment leased by the Company or any Guarantor, for which no additional efforts need to be made) after the Company, or the applicable Guarantor, as the case may be, has used commercially reasonable efforts to try to obtain such consent or a waiver thereof, or (iii) other than as a result of a breach of the provisions thereof, would constitute a default under or result in a termination of such lease, permit, license, contract, property right or agreement, in each case, (other than to the extent that any such provisions thereof would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law); provided that, immediately upon (a) the unenforceability, ineffectiveness, lapse or termination of (i) such prohibition, (ii) the provisions that would be so breached or (iii) such breach, default or termination or (b) the obtaining of any such consent or waiver, if any Priority Lien Obligations exist that have not been repaid in full and the Priority Lien Collateral Agent holds or is granted, substantially concurrently, a security interest therein, the Excluded Assets shall not include, and the Company or applicable Guarantor, as the case may be, shall be deemed immediately and automatically to have granted a security interest in, all such leases, licenses, contracts, property rights and agreements and such other rights and interests thereunder as if such prohibition, the provisions that would be so breached or such breach, default or termination had never been in effect and as if such consent had not been required;

(2)	money, deposit accounts and letter-of-credit rights that are not supporting obligations, all as defined in Article 9 of the New York Uniform Commercial Code (except that the exclusion of money, deposit accounts and letter-of-credit rights that are not supporting obligations from the Collateral will not affect, limit or impair any security interest of the Collateral Agent in any proceeds of Collateral at any time held as money, held on deposit in any deposit account or constituting letter-of-credit rights); provided that (i) in the event, and to the extent, that, after the date of the indenture, the security interest granted therein may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, money, deposit accounts and letter-of-credit rights that are not supporting obligations shall cease to be Excluded Assets, and (ii) (x) the Company and each Guarantor, as the case may be, shall have used commercially reasonable efforts to cause the Collateral Agent to have a security interest perfected by control (as defined in Article 9 of the Uniform Commercial Code) to secure the Note Obligations in any deposit account in which the Priority Lien Collateral Agent or any holder of Priority Lien Obligations holds a security interest perfected by control, and (y) such commercially reasonable efforts shall have been unsuccessful;

(3)	(i) any foreign intellectual property of the Company or any of its Restricted Subsidiaries, or (ii) any automobiles, trailers, vehicles or the like of the Company or any of its Restricted Subsidiaries subject to a certificate of title statute (within the meaning of Article 9 of the New York Uniform Commercial Code), in each case, in which a security interest may not be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction;

(4)	any other property or assets in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all such property excluded under this clause (5) does not at any time exceed $1.0 million (except that the exclusion of such property from the Collateral will not affect, limit or impair any security interest of the Collateral Agent in any proceeds of Collateral at any time held as personal property of a type in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction);

(5)	subject to the proviso to clause (1) of this definition, any real property leased by the Company or any Guarantor;

(6)	at any time, any real property interest acquired by the Company or any of its Restricted Subsidiaries after the date of the indenture in which the Collateral Agent does not have a perfected security interest on such acquisition date, solely to the extent the Company or such Restricted Subsidiary was not then required to grant the Collateral Agent a perfected security interest therein under the covenant captioned “—Certain Covenants—Further Assurances; Insurance”;

(7)	any assets or properties in which the Collateral Agent is required to release its Note Liens securing Note Obligations pursuant to the provisions described above under the caption “—Security—Release of Note Liens”; provided that if such Liens are required to be released as a result of the sale, transfer or other disposition of any assets or properties of the Company or any Guarantor, such assets or properties shall cease to be “Excluded Assets” under this clause (8) if the Company or any Guarantor thereafter acquires or reacquires such assets or properties;

(8)	the Voting Stock of any Foreign Subsidiary in excess of 65% of the outstanding Voting Stock of such Foreign Subsidiary; and

(9)	at any time Priority Lien Obligations exist that have not been repaid in full, any properties or assets (other than those specified in clauses (1) through (8) above) acquired by the Company or any Guarantor after the date of the indenture in which the Priority Lien Collateral Agent or the holders of the requisite percentage of Priority Lien Debt do not obtain a security interest to secure Priority Lien Debt; provided that the aggregate Fair Market Value of all such property and assets does not exceed $500,000;

provided that (1) solely for the purposes of the Intercreditor Agreement, no asset or property will constitute an Excluded Asset for so long as it is subject to a Priority Lien, and (2) for all other purposes, including the security documents (and the Collateral that will secure the obligations in respect of the notes and the Note Guarantees), no asset will constitute an Excluded Asset for so long as it is subject to a Priority Lien, other than (i) any leased real property held by the Company or any Guarantor from time to time to the extent such leased real property would otherwise be an “Excluded Asset” under clause (5) of this definition or (ii) any deposit account to the extent such deposit account would otherwise be an “Excluded Asset” under clause (2) of this definition. For the avoidance of doubt, in no event shall the term Collateral include any securities or Equity Interests of any of the Company’s Affiliates if such securities or Equity Interests are not owned by the Company or any of the Guarantors.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company, which determination will be conclusive (unless otherwise provided in the indenture).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization of debt issuance costs and excluding accrued dividends on preferred stock reclassified as debt; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all cash dividends paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means Parent and the Subsidiary Guarantors.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Insolvency or Liquidation Proceeding” means:

(1)	any case commenced by or against the Company or any other Obligor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Obligor, any receivership or assignment for the benefit of creditors relating to the Company or any other Obligor or any similar case or proceeding relative to the Company or any other Obligor or its creditors, as such, in each case whether or not voluntary;

(2)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)	any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Obligor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of July 7, 2009, among the Collateral Agent, the trustee and the Priority Lien Collateral Agent, as amended, supplemented or otherwise modified from time to time. “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and advances to customers in the ordinary course of business that are recorded as accounts receivable), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lenders” means, at any time, the parties then holding (or committed to provide) loans, letters of credit or other extensions of credit or obligations that constitute (or when provided will constitute) Priority Lien Obligations.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement relating to a lien on an asset under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and discounts, and sales commissions, and any other fees and expenses, including without limitation relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Debt” means the notes.

“Note Documents” means, collectively, the indenture, the notes, the Note Guarantees, the security documents, the Intercreditor Agreement and all agreements governing, securing or relating to any Note Obligations.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s Obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Note Lien” means a Lien granted by the Company or any other Obligor to the Collateral Agent (or any other holder, or representative of holders, of Note Obligations) upon any property or assets of the Company or such Obligor to secure Note Obligations.

“Note Obligations” means Note Debt and all other Obligations in respect thereof.

“Obligations” means:

(1)	any principal (including reimbursement obligations with respect to letters of credit whether or not drawings have been made thereon), interest (including any interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the maturity of the Indebtedness thereunder and any reimbursement obligations therein and interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post- filing or post-petition interest is allowed in such proceeding), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness;

(2)	the obligation to pay an amount equal to all damages that a court shall determine any holder of the applicable Secured Debt has suffered by reason of a breach by the applicable obligor thereunder of any obligation, covenant or undertaking with respect to any applicable Secured Debt Document; and

(3)	any net obligations of the obligor under any applicable Secured Debt Document to any holder of Secured Debt (or any representative on its behalf) or any Affiliate thereof under any Hedging Obligations in respect of interest rates or currency exchange rates.

“Obligor” means Parent, the Company and each Restricted Subsidiary of the Company (if any) that at any time guarantees or provides collateral security or credit support for any Note Obligations.

“Officers’ Certificate” means, with respect to any Person, an officers’ certificate to be delivered upon the occurrence of certain events as set forth in this Indenture, and to be executed by two Officers of such Person, one of whom shall be the principal executive officer, the principal financial officer, the Treasurer or a Vice President of such Person, and in the case of an officer’s certificate of the Company, meeting the requirements of the Indenture. Unless otherwise provided in the indenture or the context otherwise requires, references to an Officers’ Certificate shall be to an Officers’ Certificate of the Company.

“Opinion of Counsel” means the opinion of counsel (subject to certain customary exceptions and assumptions) to be delivered upon the occurrence of certain events set forth in this Indenture (which Opinion of Counsel shall be reasonably acceptable to the trustee). The counsel may be an employee of or counsel to the Company.

“Parent” means RM Restaurant Holding Corp., a Delaware corporation.

“Permitted Business” means the ownership and, operation or franchising of restaurants, including a single restaurant, and the production, packaging or distribution of food, and any business that is similar or reasonably related, ancillary or complementary thereto and any reasonable extension thereof.

“Permitted Debt” means:

(1)	the incurrence by the Company and any Subsidiary Guarantor of Indebtedness and obligations in respect of letters of credit under Credit Facilities; provided that, the aggregate principal amount at any one time outstanding under such Credit Facilities shall not exceed (a) $15 million outstanding at any time under this clause (1) for revolving loans and letters of credit and (b) $25 million outstanding at any time under this clause (1) with respect to letters of credit only (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder);

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing, whether or not incurred at the time of such cost or acquisition, all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or intellectual property rights used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5,000,000 at any time outstanding;

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the Adjusted Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (2), (3), (4), (5) or (15) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Subsidiary Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate

Indebtedness that is permitted by the terms of the indenture to be outstanding or (b) currency values or commodity prices with respect to transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(9)	the guarantee by the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another clause of this definition; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to at least the same extent as the Indebtedness guaranteed;

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(13)	letters of credit and reimbursement obligations in respect thereof incurred in connection with self-insurance and voluntary disability insurance programs and purchases of supplies in the ordinary course of business (under Credit Facilities or otherwise);

(14)	the incurrence by the Company or any Subsidiary Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $5.0 million; and

(15)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary; provided, that (i) such Indebtedness is not incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary, and (ii) after giving pro forma effect to the incurrence of such Indebtedness (and to the acquisition of such other Person) the Adjusted Leverage Ratio for the four fiscal quarters most recently completed prior to the date of such incurrence for which internal financial statements are available would be at least 0.25 less than the Adjusted Leverage Ratio for such period had such Indebtedness not been incurred.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4)	any Investment made prior to the date of the indenture;

(5)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(6)	any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (6) will be excluded from clause (3) (b) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7)	any Investments received in compromise or resolution of (A) obligations of trade creditors, franchisees or customers that are accounts receivable of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, franchisee or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8)	Investments represented by Hedging Obligations;

(9)	endorsements of negotiable instruments and documents in the ordinary course of business;

(10)	pledges or deposits permitted under clause (9) of the definition of “Permitted Liens”;

(11)	repurchases of the notes;

(12)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(13)	loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

(14)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances; and

(15)	other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding and all Capital Expenditures made pursuant to clause (iv) of the first paragraph of the covenant described above under the caption “—Limitation on Capital Expenditures” not to exceed $5.0 million; provided that (A) if an Investment made pursuant to this clause (15) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment will thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15) and (B) the Company will be permitted, in its sole discretion, to later reclassify all or a portion of a Capital Expenditure in any manner that complies with the covenant described above under the caption “—Limitation on Capital Expenditures”.

“Permitted Liens” means:

(1)	Liens on assets of Parent, the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that were incurred pursuant to clause (1) of the definition of “Permitted Debt”;

(2)	Liens in favor of the Company or the Subsidiary Guarantors;

(3)	Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with Parent, the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Parent, the Company or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Parent, the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature, in each case, other than for the payment of Indebtedness incurred in the ordinary course of business (including, without limitation, rights of offset and set-off);

(6)	Liens to secure Indebtedness permitted by clause (4) of the definition of “Permitted Debt,” in each case covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	pledges or deposits by a Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases or licenses to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(10)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(12)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Parent, the Company or any of its Restricted Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board and (b) such deposit account is not intended by Parent, the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(13)	with respect to Parent, the Company or any of its Restricted Subsidiaries, survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of Parent, the Company or such Restricted Subsidiary, as the case may be;

(14)	Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is permitted to be incurred under the indenture;

(15)	Note Liens;

(16)	leases or subleases granted to Persons other than Parent, the Company or any of its Restricted Subsidiaries in the ordinary course of business, and not materially interfering with the ordinary course of business of Parent, the Company or any of its Restricted Subsidiaries;

(17)	Liens under licensing agreements entered into by Parent, the Company or any of its Restricted Subsidiaries for use of intellectual property entered into in the ordinary course of business;

(18)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Parent, the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(19)	Liens to secure insurance policies arising out of insurance premium financing arrangements;

(20)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Liens shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Liens arose, could secure the original Liens (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(21)	Liens securing reimbursement obligations with respect to letters of credit permitted under clause (13) of the definition of “Permitted Debt” which encumber documents and other property relating to such letters of credit and products and proceeds thereof; and

(22)	exceptions to title approved by the Collateral Agent pursuant to the third paragraph of the provisions described under the caption “—Further Assurances; Insurance”.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1)	payments made to Parent to permit Parent to pay reasonable out of pocket expenses associated with the refinancing transactions as disclosed in the subsections of the Company’s Offering Circular dated July 1, 2009, relating to the initial offering of the Notes entitled “Offering Summary—Refinancing Transactions,” and “Use of Proceeds” or in a supplemental pricing sheet delivered in connection with the purchase of the notes;

(2)	payments to Parent or any direct or indirect parent of Parent to permit Parent or any direct or indirect parent of Parent to pay franchise taxes, directors fees and reasonable accounting, legal and administrative expenses of Parent when due, in an aggregate amount not to exceed $500,000 per annum;

(3)	for so long as the Company is a member of a group filing a consolidated or combined tax return with Parent or any direct or indirect parent of Parent, payments to Parent or any direct or indirect parent of Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that Parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 30 days of Parent’s or any direct or indirect parent of Parent’s receipt of such Tax Payments or refunded to the Company.

“Permitted Prior Liens” means:

(1)	Liens described in clauses (1), (3), (4), (6), (7), (20) (but only to the extent the Indebtedness being refinanced thereunder is, at the time of such refinancing, secured by a Permitted Prior Lien), and (21) of the definition of “Permitted Liens”;

(2)	Liens described in clauses (5) and (9) of the definition of “Permitted Liens”; provided that in each case:

(a)	such Lien consists of cash collateralization of an amount not to exceed the lower of (i) 105% of the aggregate amount of the underlying obligation, and (ii) the percentage of the aggregate amount of the underlying obligation required to be subject to such Lien under the terms of the agreement with the holder of such Lien that provides for the grant of such Lien;

(b)	such Lien is customarily required under the terms of like agreements entered into by similarly situated Persons to have priority over the security interests granted to secure the Note Obligations; and

(c)	for so long as any Priority Lien Obligations exist that have not been repaid in full, pursuant to the Credit Agreement and the related Priority Lien Security Documents, such Lien is permitted to rank, and in fact ranks, prior to the security interest granted on such cash collateral to secure Indebtedness under the Credit Agreement;

(3)	Liens described in clause (14) of the definition of “Permitted Liens”; provided that, pursuant to the Credit Agreement, the Hedging Obligations secured thereby are secured by any and all Liens securing Indebtedness incurred under each Credit Facility then in effect;

(4)	Liens that arise by operation of law and are not voluntarily granted, to the extent such Liens are entitled by operation of law to priority over the security interests created by the security documents (including, without limitation, any such Liens satisfying the requirements of this clause (4) and arising under clauses (8), (10) or (13) of the definition of “Permitted Liens”); and

(5)	Liens described in clauses (12) or (18) of the definition of “Permitted Liens,” to the extent such Liens are entitled by operation of law to priority over the security interests created by the security documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness of the Company or any Restricted Subsidiary used to refinance Permitted Refinancing Indebtedness; provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledged Collateral” means (1) any tangible property in the possession of the Priority Lien Collateral Agent (or its agents or bailees) in which a security interest is or may be perfected by such possession, including, without limitation, negotiable documents, goods, instruments, money or tangible chattel paper or (2) any other Collateral as to which the Priority Lien Collateral Agent (or its agents or bailees) has control and in which a security interest is or may be perfected by such control including, without limitation, any investment property, cash collateral account, deposit account, securities account, commodity account, electronic chattel paper or letter of credit rights. For purposes hereof, the terms “negotiable documents,” “goods,” “instruments,” “money,” “tangible chattel paper,” “investment property,” “deposit account,” “securities account,” “commodity account,” “electronic chattel paper” and “letter of credit rights” shall have the meanings given such terms in the New York Uniform Commercial Code, as in effect on the date hereof.

“Preferred Stock” means any Equity Interest with preferential right of payment (i) of dividends, or (ii) upon liquidation, dissolution or winding up of the issuer of such Equity Interest.

“Principal” means (i) Farallon Capital Management, LLC, (ii) Kohlberg Kravis Roberts & Co. and (iii) any investment vehicle that is managed (whether through ownership of securities having a majority of the voting power or through management of investments) by any of the Persons listed in clause (i) or (ii) or an Affiliate of any of the Persons listed in clause (i) or (ii), but excluding any portfolio companies of any Person listed in clauses (i), (ii) or (iii).

“Priority Lien” means a Lien by the Company or any other Obligor to the Priority Lien Collateral Agent (or any other holder, or representative of holders, of Priority Lien Obligations) upon any property or assets of the Company or such Obligor to secure Priority Lien Obligations.

“Priority Lien Collateral Agent” means the Credit Agreement Agent or, after all Priority Lien Obligations in respect of the Credit Agreement have been repaid in full, a single representative of all holders of Priority Liens most recently designated by the Company in an Officers’ Certificate delivered to the trustee and collateral agent or the successor of such representative in its capacity as such.

“Priority Lien Debt” means:

(1)	the principal amount of any Indebtedness which, when incurred (or, in the case of any reimbursement obligation for a letter of credit issued under any Credit Facility, when such letter of credit was issued), either (a) was permitted to be secured by Liens permitted by clause (1) or (21) of the definition of “Permitted Liens” or (b) was incurred (or, in the case of any such reimbursement obligation, relates to a letter of credit that was issued) upon delivery to the Priority Lien Collateral Agent, the trustee and the Collateral Agent of an Officers’ Certificate to the effect that, at the time of such incurrence, such Indebtedness was permitted to be secured by Liens permitted by clause (1) or (21) of the definition of “Permitted Liens,” including without limitation any such Indebtedness incurred in any Insolvency or Liquidation Proceeding to the extent constituting Indebtedness permitted to be secured by Liens permitted by clause (1) or (21) of the definition of “Permitted Liens” (it being agreed that, for purposes of qualifying as “Priority Lien Debt,” any loan advanced or letter of credit issued under a line of credit will be deemed “incurred” at the time the Credit Facility governing such Indebtedness is entered into); provided that any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be conclusively entitled to rely on an Officers’ Certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which Officers’ Certificate is provided substantially concurrently to the Collateral Agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture; and

(2)	Hedging Obligations permitted to be secured by Liens permitted by clause (14) of the definition of “Permitted Liens”; provided that, pursuant to the Credit Agreement, the Hedging Obligations secured thereby are secured by the Liens securing Indebtedness incurred under the Credit Agreement.

“Priority Lien Documents” means the Credit Agreement, the Priority Lien Security Documents and all other agreements governing, securing or relating to any Priority Lien Obligations (other than the Intercreditor Agreement).

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations of the Company or any Obligor under the Priority Lien Documents.

“Priority Lien Security Documents” means one or more security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Priority Lien upon property owned or to be acquired by the Company or any other Obligor in favor of any holder or holders of Priority Lien Obligations, or any trustee, agent or representative acting for any such holders, as security for any Priority Lien Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Related Party” means:

(1)	any controlling equity holder or more than 66 2/3% owned Subsidiary of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 66 2/3%

controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

“repayment in full” means termination of all commitments to extend credit that would constitute Priority Lien Debt, payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (except undrawn letters of credit), discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all letters of credit outstanding under any Priority Lien Debt, and payment in full in cash of all other Priority Lien Obligations (except Unasserted Contingent Obligations) that are outstanding and unpaid at the time the Priority Lien Debt is repaid in full in cash. “paid in full,” “pay in full” and “repaid in full” shall have the correlative meanings.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale of Collateral” means any Asset Sale involving a sale or other disposition of Collateral.

“SEC” means the Securities and Exchange Commission.

“Secured Debt” means Note Debt and Priority Lien Debt.

“Secured Debt Documents” means the Note Documents and the Priority Lien Documents.

“security documents” means one or more security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Note Lien upon Collateral, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary’’ as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and its successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Term Loan Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of the date hereof, by and among the Company, RM Restaurant Holding Corp., Credit Suisse, as administrative agent, and the lenders party thereto from time to time, providing for a $25.0 million unsecured term loan, including any related guarantees, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to July 1, 2011; provided, however, that if the period from the redemption date to July 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unasserted Contingent Obligations” means, at any time, Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time (except (i) the principal of and interest and premium (if any) on, and fees relating to, any Indebtedness, (ii) contingent obligations to reimburse the issuer of an outstanding letter of credit for amounts that may be drawn or paid thereunder and (iii) any such contingent claims or demands as to which the Priority Lien Collateral Agent or any holder of Priority Lien Obligations has then notified the Company).

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, and any Subsidiary of such Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Equity Interests” means Equity Interest which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one- twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

General

The following is a discussion of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes by an initial beneficial owner of the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations, and judicial decisions and administrative interpretations thereunder, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not take a different position regarding one or more of the tax considerations described below, and that a court would not sustain such challenge. We have not obtained and do not intend to obtain a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax considerations resulting from acquiring, holding or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances or to certain categories of investors that may be subject to special rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

Except as otherwise indicated below, this discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. The discussion is limited to the U.S. federal income and estate tax consequences applicable to holders acquiring notes at original issue for cash at the initial offering price. We will treat the notes as indebtedness for U.S. federal income tax purposes, and this discussion is based on the assumption that such treatment will be respected.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE ACQUISITION, HOLDING AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

CIRCULAR 230 DISCLOSURE

BASED ON U.S. TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE INTERNAL REVENUE SERVICE, THE ISSUER HEREBY INFORMS YOU THAT:

(A)	ANY ADVICE CONTAINED HEREIN, INCLUDING ANY OPINION OF COUNSEL REFERRED TO HEREIN (IF ANY), IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY A TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER;

(B)	ANY SUCH ADVICE IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE NOTES; AND

(C)	EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of a note who or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	trust that either (i) is subject to the primary supervision of a court within the United States and which has one or more U.S. persons with authority to control all substantial decisions, or (ii) was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our notes, the U.S. federal income tax treatment of a member will generally depend upon the status of the member and the activities of the partnership. If you are such a member of such a partnership holding our notes, you should consult your tax advisor. As used herein, the term “non-U.S. holder” means a beneficial owner of a note who or that is not a U.S. holder or a partnership or other pass-through entity for U.S. federal income tax purposes.

Payments of Interest

Stated interest paid or accrued on a note will generally be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for U.S. federal income tax purposes.

Original Issue Discount

The notes will be issued with “original issue discount” for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of the note over its issue price. The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made under the note, other than payments of stated interest.

You must include original issue discount (in addition to the stated interest on a note) in income as ordinary interest income for U.S. federal income tax purposes as it accrues using a constant yield method, in advance of the receipt of cash payments attributable to that income, regardless of your regular method of tax accounting. In general, the amount of original issue discount you must include in income for a taxable year is the sum of the “daily portions” of original issue discount with respect to a note for each day during the taxable year (or portion of the taxable year) on which you held the note. The daily portion is determined by allocating to each day in an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the original issue discount allocable to the accrual period. The amount of original issue discount allocable to an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by its yield to maturity, less the amount of any stated interest allocable to that accrual period. The adjusted issue price of a note at the beginning of an accrual period is equal to its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments other than payments of stated interest made during all prior accrual periods. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the note (other than stated interest) and the note’s adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period.

Election to Treat all Interest as Original Issue Discount

You may elect, subject to certain limitations, to include in gross income all interest that accrues on a note, including stated interest and original issue discount, on the constant yield method. When applying the constant yield method to a note for which this election has been made, the issue price of a note will equal your tax basis in the note immediately after its acquisition and the issue date of the note will be the date of its acquisition by you. The election is to be made for the taxable year in which you acquired the notes by attaching to your timely filed U.S. federal income tax return a statement that you are making the election and it may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Optional Redemption

We do not believe that our ability to redeem the notes at our option (see discussion above under “Description of Notes—Optional Redemption”) prior to their stated maturity would affect the yield of the notes for U.S. federal income tax purposes. Upon any optional redemption, any amount received in excess of the sum of the principal amount and accrued and unpaid interest, if any, should be included your amount realized upon such redemption (see discussion below under “—Sale, Exchange or Redemption of the Notes”).

Change of Control Repurchase

Similarly, we intend to take the position that the likelihood of a purchase of notes by us in the event of a change in control (see discussion above under “Description of Notes—Repurchase at the Option of Holders, Change of Control”) is remote under applicable Treasury Regulations and do not intend to treat that possibility as affecting the yield to maturity of the notes for purposes of the original issue discount provisions of the Code. Accordingly, if we purchase your notes as a result of a change of control, any amounts received in excess of the sum of the principal amount and accrued and unpaid interest, if any, should be included your amount realized upon such purchase (see discussion below under “—Sale, Exchange or Redemption of the Notes”).

Our determinations with respect to a purchase of the notes upon a change of control are binding on you, unless you disclose a contrary position in the manner required by applicable Treasury Regulations.

Sale, Exchange or Redemption of the Notes

Upon the disposition of a note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid stated interest which amounts will be treated as ordinary income to the extent not previously include in gross income) and (ii) your tax basis in the note.

Special rules apply in determining your tax basis in a note. Your tax basis in a note generally will be your original purchase price for the note, increased by any accrued original issue discount and decreased by the amount of cash payments made with respect to a note, other than stated interest.

Any gain or loss you recognize on a disposition of a note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the note for longer than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Exchange Offer

The exchange of the notes for otherwise identical debt securities registered under the Securities Act pursuant to the exchange offer will not constitute a taxable exchange. See “Description of Notes—Registration Rights; Liquidated Damages.” As a result, (1) you will not recognize a taxable gain or loss as a result of exchanging your notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefore; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the notes exchanged therefore immediately before such exchange.

Information Reporting and Backup Withholding

Generally, we must report to the IRS certain payments of interest and principal (including redemption payments) made to U.S. holders other than corporations. Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to cash payments in respect of the notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number (“TIN”) within a reasonable time after requests therefore, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. Backup withholding is not an additional tax.

Any amount withheld from a payment under the backup withholding rules is allowable as credit against your U.S. federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

General. The 30% U.S. federal withholding tax will not apply to any payments of interest or with respect to original issue discount on the notes provided that:

•	you do not actually or constructively, directly or indirectly, own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of a trade or business; and

•	you have fulfilled the statement requirements set forth in section 871(h) or section 881(c) of the Code and the Treasury Regulations, as discussed below.

The statement requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a U.S. person and provide your name and address, and (i) you provide such IRS Form W-8BEN or other successor form to the withholding agent or (ii) in the case of a note held on your behalf by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business, the financial institution provides to the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from you and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by providing IRS Form W-8IMY to the withholding agent if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

If you cannot satisfy the requirements described above, payments of interest or with respect to original issue discount on the notes made to you will be subject to the 30% U.S. withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that payments on the note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, that interest is attributable to a permanent establishment or fixed base maintained in the United States), as discussed below.

Sale or Exchange. The 30% U.S. federal withholding tax will generally not apply to any gain that you realize on the sale, exchange, or other disposition of the notes.

Optional Redemption. Upon any optional redemption (see discussion above under “Description of Notes—Optional Redemption”), any amounts received in excess of the adjusted issue price of the notes and accrued and unpaid interest, if any, should be included your amount realized upon such redemption.

Change of Control Repurchase. In the event of a change in control, holders of the notes will have the right to require us to repurchase their notes (see discussion above under “Description of Notes—Repurchase at the Option of Holders, Change of Control”). Under applicable Treasury Regulations, we intend to take the position that the possibility of a change in control and subsequent repurchase of our notes is remote and, therefore, we do not intend to treat this possibility as affecting the yield to maturity of the notes (for purposes of the original issue discount provisions of the Code). Accordingly, if your notes are repurchased as a result of a change of control, any amounts received in excess of the sum of the principal amount and accrued and unpaid interest, if any, should be included in your amount realized upon such disposition.

Our determination of this possibility being remote is binding on you, unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. Thus, there is no assurance that the IRS would not take a contrary position which could be sustained.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, directly or indirectly, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and the payment of interest on the notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment or a fixed base maintained in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis generally in the same manner as if you were a U.S. holder (see discussion above under “Material United States Federal Income Tax Considerations”). In that case, you would not be subject to the 30% U.S. federal withholding tax, provided that you provide the appropriate certification, as described above. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business (and, if a tax treaty applies, is attributable to a permanent establishment or a fixed base maintained) in the United States. For this purpose, interest on notes will be included in earnings and profits.

Any gain realized on the sale, exchange or redemption of notes generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States and, if a tax treaty applies, is attributable to a permanent establishment or fixed base maintained in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are subject to the 183-day rule described above, then you may be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) of the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the notes) exceed capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding

We must annually report to the IRS and to you the interest paid to you on your notes. Copies of these information returns also may be made available to the tax authorities of the country in which you reside pursuant to the provisions of various treaties or agreements for the exchange of information. In general, you will not subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under “—U.S. Federal Withholding Tax.”

Under current Treasury Regulations, payments on the sale, exchange or other disposition of a note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting (but not backup withholding) will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a U.S. person.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker dealers. New notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any of the new notes. Any broker dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel (and in addition one local counsel) for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes and certain legal matters have been passed upon for us by Loeb & Loeb LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements as of and for the years ended December 28, 2008 and December 30, 2007 included in this Prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and have been so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, stockholders’ equity, and cash flows of the Company for the period from August 21, 2006 to December 31, 2006, subsequent to the acquisition of the Company by RM Restaurant Holding Corp., a majority owned subsidiary of Sun Cantinas LLC and the consolidated statements of operations, stockholders’ equity, and cash flows for the period ended December 26, 2005 through August 20, 2006, prior to the acquisition of the Company by RM Restaurant Holding Corp., included in this Prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent registered public accountants, as indicated in their report with respect thereto, and have been so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer (Registration No. 333-161605). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our Company and the notes to be issued in the exchange offer, please reference the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC’s website at “www.sec.gov.” In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: Real Mex Restaurants, Inc., 5660 Katella Avenue, Suite 100, Cypress, California 90630, Attention: Steven Tanner, Chief Financial Officer; the telephone number at that address is (562) 346-1200.

If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm	F-2 and F-3
Consolidated Balance Sheets—December 28, 2008 and December 30, 2007	F-4
Consolidated Statements of Operations—Successor Period November 14, 2008 to December 28, 2008, Predecessor Period December 31, 2007 to November 13, 2008, Predecessor Fiscal Year Ended December 30, 2007, Predecessor Period August 21, 2006 to December 31, 2006 and Predecessor Period December 26, 2005 to August 20, 2006
F-5
Consolidated Statements of Stockholders’ Equity—Successor Period November 14, 2008 to December 28, 2008, Predecessor Period December 31, 2007 to November 13, 2008, Predecessor Fiscal Year Ended December 30, 2007, Predecessor Period August 21, 2006 to December 31, 2006 and Predecessor Period December 26, 2005 to August 20, 2006
F-6
Consolidated Statements of Cash Flows—Successor Period November 14, 2008 to December 28, 2008, Predecessor Period December 31, 2007 to November 13, 2008, Predecessor Fiscal Year Ended December 30, 2007, Predecessor Period August 21, 2006 to December 31, 2006 and Predecessor Period December 26, 2005 to August 20, 2006
F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Consolidated Balance Sheets—June 28, 2009 and December 28, 2008	F-29
Unaudited Consolidated Statements of Operations—Three and Six Months Ended June 28, 2009 and June 29, 2008	F-30
Unaudited Consolidated Statements of Cash Flows—Six Months Ended June 28, 2009 and June 29, 2008	F-31
Notes to Unaudited Consolidated Financial Statements	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Real Mex Restaurants, Inc.

We have audited the accompanying consolidated balance sheet of Real Mex Restaurants, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 28, 2008 (the “Successor”) and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period November 14, 2008 to December 28, 2008 (the “Successor Period”) subsequent to the exchange of debt for equity transaction that was reflected on the financial statements of the Company, between RM Restaurant Holding Corp., the Company’s parent, and the parent’s creditors. We have also audited the consolidated balance sheet of Real Mex Restaurants, Inc. as of December 30, 2007 (the “Predecessor”) and the consolidated statements of operations, stockholders’ equity, and cash flows for the period December 31, 2007 to November 13, 2008, and the year ended December 30, 2007 (the “Predecessor Periods”), prior to the exchange of debt for equity transaction. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Real Mex Restaurants, Inc. and subsidiaries as of December 28, 2008 and December 30, 2007, and the results of its operations and its cash flows for the Successor and Predecessor Periods in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Irvine, California
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Real Mex Restaurants, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Real Mex Restaurants, Inc. and its subsidiaries (collectively, the Company), for the period from August 21, 2006 to December 31, 2006, subsequent to the acquisition of the Company by RM Restaurant Holding Corp., a majority owned subsidiary of Sun Cantinas LLC. We have also audited the consolidated statements of operations, stockholders’ equity, and cash flows for the period ended December 26, 2005 through August 20, 2006, prior to the acquisition of the Company by RM Restaurant Holding Corp. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated results of the operations and cash flows of the Company for the period from August 21, 2006 to December 31, 2006, subsequent to the acquisition of the Company by RM Restaurant Holding Corp., a majority owned subsidiary of Sun Cantinas LLC., and for the period from December 26, 2005 through August 20, 2006, prior to the acquisition of the Company by RM Restaurant Holding Corp., in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for Share Based Payments in accordance with Statements of Accounting Financial Standards No. 123 (revised 2004) on December 26, 2005.

/s/ Ernst & Young LLP

Los Angeles, California
March 16, 2007

Real Mex Restaurants, Inc.
Consolidated Balance Sheets
(In Thousands, Except For Share Data)

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$2,099	$2,323
Trade receivables, net	9,102	10,160
Other receivables	873	2,594
Inventories, net	13,563	12,049
Deferred compensation plan assets	1,848	3,115
Prepaid expenses and other current assets	7,253	7,186
Current portion of favorable lease asset, net	5,902	3,454

Total current assets	40,640	40,881
Property and equipment, net	110,505	96,179
Goodwill, net	43,200	160,621
Trademarks and other intangibles	68,900	113,000
Deferred charges	1,404	3,115
Favorable lease asset, less current portion, net	25,382	11,313
Other assets	8,297	9,346

Total assets	$298,328	$434,455

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$23,198	$22,692
Accrued self-insurance reserves	15,619	15,479
Accrued compensation and benefits	16,216	17,402
Other accrued liabilities	15,426	14,014
Related party payables		2,505
Current portion of long-term debt	8,313	12,579
Current portion of capital lease obligations	453	433

Total current liabilities	79,225	85,104
Long-term debt, less current portion	152,105	172,057
Capital lease obligations, less current portion	942	1,118
Deferred tax liabilities	31,549
Unfavorable lease liability, less current portion, net	8,445	4,394
Other liabilities	3,018	8,669

Total liabilities	275,284	271,342
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $.001 par value, 1,000 shares authorized, issued and outstanding at December 28, 2008 and December 30, 2007
Additional paid-in capital	27,147	201,706
Accumulated deficit	(4,103)	(38,593)

Total stockholders’ equity	23,044	163,113

Total liabilities and stockholders’ equity	$298,328	$434,455

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Consolidated Statements of Operations
(In Thousands)

	Successor	Predecessor
	November 14,	December 31,	Fiscal	August 21,	December 26,
	2008 to	2007 to	Year Ended	2006 to	2005 to
	December 28,	November 13,	December 30,	December 31,	August 20,
	2008	2008	2007	2006	2006

Revenues:
Restaurant revenues	$52,448	$456,587	$523,352	$179,630	$351,591
Other revenues	4,571	37,110	38,164	11,094	18,358
Franchise revenues	297	2,732	3,675	1,374	2,603

Total revenues	57,316	496,429	565,191	192,098	372,552
Costs and expenses:
Cost of sales	14,255	123,878	140,824	46,883	87,388
Labor	21,210	178,962	199,843	67,729	125,748
Direct operating and occupancy expense	14,886	133,337	148,088	51,127	94,422
General and administrative expense	3,219	25,726	31,718	11,414	18,893
Depreciation and amortization	3,750	21,724	23,961	10,323	12,230
Legal settlement costs	15	781	402	19	4,180
Merger costs	—	—	—	307	9,434
Pre-opening costs	—	2,342	2,139	917	910
Impairment of goodwill and intangible assets	—	163,196	10,000	—	—
Impairment of property and equipment	—	5,151	1,362	—	1,197

Operating (loss) income	(19)	(158,668)	6,854	3,379	18,150
Other income (expense):
Interest expense	(4,108)	(16,407)	(19,326)	(10,481)	(16,005)
Other income (expense), net	24	2,014	1,670	(1,136)	642

Total other expense, net	(4,084)	(14,393)	(17,656)	(11,617)	(15,363)
(Loss) income before income tax provision	(4,103)	(173,061)	(10,802)	(8,238)	2,787
Income tax provision (benefit)	—	52	12,744	(3,191)	1,307

Net (loss) income before redeemable preferred stock accretion	(4,103)	(173,113)	(23,546)	(5,047)	1,480
Redeemable preferred stock accretion	—	—	—	—	(10,126)

Net loss attributable to common stockholders	$(4,103)	$(173,113)	$(23,546)	$(5,047)	$(8,646)

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Consolidated Statements of Stockholders’ Equity
(In Thousands, Except For Share Data)

	Predecessor
	Series A	Series B	Series C
	Redeemable	Redeemable	Redeemable				Additional
	Preferred	Preferred	Preferred	Common Stock			Paid-in	Accumulated
	Stock	Stock	Stock	Shares	Amount	Warrants	Capital	Deficit	Total

Balance at December 25, 2005	$35,646	$25,365	$58,080	316,290	$—	$4,027	$16,203	$(88,737)	$50,584
Issuance of Series A Redeemable Preferred Stock	1,897	—	—	—	—	—	—	—	1,897
Issuance of Series B Redeemable Preferred Stock	—	1,433	—	—	—	—	—	—	1,433
Issuance of Series D Redeemable Preferred Stock	—	—	2,352	—	—	—	—	—	2,352
Tax benefit from employee stock option exercise	—	—	—	—	—	—	1,800	—	1,800
Accretion on redeemable preferred stock	2,861	2,177	5,089	—	—	—	—	(10,127)	—
Net income	—	—	—	—	—	—	—	1,480	1,480

Balance at August 20, 2006	40,404	28,975	65,521	316,290	—	4,027	18,003	(97,384)	59,546
Initial capitalization of the Company, August 21, 2006	—	—	—	1,000	—	—	199,124	—	199,124
Dividend distribution to parent	—	—	—	—	—	—	—	(10,000)	(10,000)
Net loss	—	—	—	—	—	—	—	(5,047)	(5,047)

Balance at December 31, 2006	—	—	—	1,000	—	—	199,124	(15,047)	184,077
Contribution from parent	—	—	—	—	—	—	1,743	—	1,743
Stock-based compensation	—	—	—	—	—	—	839	—	839
Net loss	—	—	—	—	—	—	—	(23,546)	(23,546)

Balance at December 30, 2007	—	—	—	1,000	—	—	201,706	(38,593)	163,113
Contribution from parent	—	—	—	—	—	—	5,554	—	5,554
Stock-based compensation	—	—	—	—	—	—	406	—	406
Net loss	—	—	—	—	—	—	—	(173,113)	(173,113)

Balance at November 13, 2008	$—	$—	$—	1,000	$—	$—	$207,666	$(211,706)	$(4,040)

	Successor
	Series A	Series B	Series C
	Redeemable	Redeemable	Redeemable				Additional
	Preferred	Preferred	Preferred	Common Stock			Paid-in	Accumulated
	Stock	Stock	Stock	Shares	Amount	Warrants	Capital	Deficit	Total

Recapitalization of the Company, November 14, 2008	$—	$—	$—	1,000	$—	$—	$27,175	$—	$27,175
Stock-based compensation	—	—	—	—	—	—	(28)		(28)
Net loss	—	—	—	—	—	—	—	(4,103)	(4,103)

Balance at December 28, 2008	$—	$—	$—	1,000	$—	$—	$27,147	$(4,103)	$23,044

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Consolidated Statements of Cash Flows
(In Thousands)

	Successor	Predecessor
	November 14,	December 31,	Fiscal Year	August 21,	December 26,
	2008 to	2007 to	Ended	2006 to	2005 to
	December 28,	November 13,	December 30,	December 31,	August 20,
	2008	2008	2007	2006	2006

Operating activities
Net (loss) income	$(4,103)	$(173,113)	$(23,546)	$(5,047)	$1,480
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	3,334	19,780	22,254	8,505	12,230
Amortization of:
Favorable lease asset and unfavorable lease liability, net	416	1,944	1,707	1,818	—
Deferred financing costs	169	1,571	1,828	2,286	1,179
Debt discount/(premium)	1,535	(1,050)	(1,563)	—	—
Impairment of goodwill and intangible assets	—	163,196	10,000	—	—
(Gain) loss on disposal of property and equipment	—	(402)	(877)	706	(19)
Gain on lease termination	—	(600)	—	—	—
Impairment of property and equipment	—	5,151	1,362	—	1,197
Stock-based compensation expense	(28)	406	839	—	1,800
Deferred income taxes	—	—	12,731	(3,218)	(1,108)
Other	—	—	231	—	—
Changes in operating assets and liabilities:
Trade and other receivables	2,125	654	(2,578)	1,449	(1,071)
Inventories	(625)	(889)	(1,484)	(553)	(35)
Deferred compensation plan assets	(51)	1,347	(745)	(755)	(573)
Prepaid expenses and other current assets	(3,358)	3,291	544	(3,310)	(952)
Related party receivable/payable	—	(66)	6,096	(3,591)	—
Deferred charges, net	—	35	(148)	(80)	(301)
Other assets	6	66	73	(107)	912
Accounts payable and accrued liabilities	7,342	(7,551)	(6,519)	(2,151)	14,235
Other liabilities	424	3,959	5,225	629	1,484
Net cash provided by (used in) operating activities	7,186	17,729	25,430	(3,419)	30,458

Investing activities
Purchases of property and equipment	(736)	(23,332)	(34,404)	(10,495)	(15,885)
Exchange transaction costs	(20)	(1,153)	—	—	—
Sale of Fuzio trademark	—	—	1,200	—	—
Proceeds from lease termination	—	600	—	—	—
Net proceeds from disposal of property and equipment	—	302	4,789	—	—
Net cash used in investing activities	(756)	(23,583)	(28,415)	(10,495)	(15,885)

Financing activities
Net (payment) borrowing under revolving credit facility	(5,900)	2,500	3,050	7,950	—
Borrowings under long-term debt agreements	466	1,375	981	437	—
Payments on long-term debt agreements and capital lease obligations	(314)	(1,449)	(577)	(10,148)	(174)
Payment of financing costs	—	(500)	(856)	(885)	—
Dividend paid	—	—	—	(10,000)	—
Capital contributions	—	3,022	—	—	—
Net cash (used in) provided by financing activities	(5,748)	4,948	2,598	(12,646)	(174)
Net increase (decrease) in cash and cash equivalents	682	(906)	(387)	(26,560)	14,399
Cash and cash equivalents at beginning of period	1,417	2,323	2,710	29,270	14,871
Cash and cash equivalents at end of period	$2,099	$1,417	$2,323	$2,710	$29,270
Supplemental disclosure of cash flow information
Interest paid	$873	$16,910	$19,722	$11,225	$11,405
Income taxes paid	$—	$52	$38	$17	$44
Supplemental disclosure of noncash investing and financing activities
Preferred and common stock issued as consideration for the Chevys Acquisition	$—	$—	$—	$—	$5,682

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Notes to Consolidated Financial Statements
December 28, 2008
(In thousands, except for share data)

1.	Description of Business

Real Mex Restaurants, Inc., (together with its subsidiaries, the “Company”) is a Delaware corporation which is engaged in the business of owning and operating restaurants, primarily under the names El Torito®, Acapulco Mexican Restaurant Y Cantina® and Chevys Fresh Mex®. At December 28, 2008, the Company, primarily through its major subsidiaries (El Torito Restaurants, Inc., Chevys Restaurants LLC and Acapulco Restaurants, Inc.), owned and operated 190 restaurants, of which 157 were in California and the remainder in 12 other states. The Company’s other major subsidiary, Real Mex Foods, Inc. (“RMF”), provides internal production, purchasing and distribution services for the restaurant operations and manufactures specialty products for sales to outside customers.

Basis of Presentation

The Company prior to November 14, 2008 is referred to as the “Predecessor” and after November 13, 2008 is referred to as the “Successor”.

The Company’s fiscal year consists of 52 or 53 weeks ending on the last Sunday in December which in 2008 was December 28, 2008, in 2007 was December 30, 2007 and in 2006 was December 31, 2006. The accompanying consolidated balance sheets present the Company’s financial position as of December 28, 2008 (Successor) and December 30, 2007 (Predecessor). The accompanying consolidated statements of operations, stockholders’ equity and cash flows present the 6 week Successor Period from November 14, 2008 to December 28, 2008, the 46 week Predecessor Period from December 31, 2007 to November 13, 2008, the 52 week Predecessor Period ended December 30, 2007, the 19 week Predecessor Period from August 21, 2006 to December 31, 2006, the 34 week Predecessor Period from December 25, 2005 to August 20, 2006. See further description of the successor and predecessor periods in Note 2.

Liquidity

The Company’s financial statements as of December 28, 2008 have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s principal liquidity requirements are to service debt and meet capital expenditure and working capital needs. The Company’s ability to make principal and interest payments and to fund planned capital expenditures will depend on the ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the control of the Company. Based upon anticipated cash flow generated from operations and availability of other borrowings, the Company does not plan to open any new restaurants during fiscal year 2009. Although the Company had negative working capital as of December 28, 2008 (as has been the case at year end for all prior years being reported on), based on the current level of operations and the Company’s revised business plan, management believes the cash flow generated from operations, available cash and available borrowings under the New Senior Secured Revolving Credit Facility will be adequate to meet liquidity needs for the near future.

The Senior Secured Notes and senior unsecured credit facility each mature in 2010 and the Company will require additional financing to meet this obligation. The Company is currently evaluating its options to raise the necessary funds. No assurance can be given that the Company will be able to refinance any of its indebtedness on commercially reasonable terms or at all. If revenues decline further than management’s expectations, the Company will take steps to further reduce costs to ensure sufficient cash is available to allow the Company to meet its obligations for the next 12 months. No assurance can be given that the Company will generate sufficient cash flow from operations or that future borrowings will be available under the Company’s credit facilities in an amount sufficient to enable the Company to service existing indebtedness or to fund other liquidity needs.

2.	Acquisitions

Exchange Agreement

Effective November 13, 2008, RM Restaurant Holding Corp. (“Holdco”), the Company’s parent, owned substantially by an affiliate of Sun Capital Partners (“Sun Capital”), and each of Holdco’s existing lenders executed an agreement to exchange Holdco’s then outstanding borrowings under its unsecured term loan facility for 94.5% of the common stock of Holdco (the “Exchange”). Immediately prior to the Exchange, Holdco effected a 100:1 reverse stock split of its common stock and after the exchange the immediately post-split existing holders retained 5.5% of the shares of Holdco common stock. Immediately after the Exchange, no stockholder, together with its affiliates, owned more than 50% of the capital stock of Holdco. Affiliates of Sun Capital remain stockholders of Holdco.

In connection with the Exchange, the cross-default provision described in Note 6 was terminated as it related to the Holdco debt. Concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment No. 3 to its Senior Secured Revolving Credit Facility (the “Amendment”) which extended the term for one year to January 29, 2010, modified the definition of Applicable Margin and Base Rate, amended Leverage and Adjusted Leverage Ratio covenants for the period ending September 28, 2008 and thereafter and the Capital Expenditure covenant going forward, replaced the Cash Flow Ratio covenant with a Minimum Interest Coverage Ratio covenant, and added a Monthly Debt to EBITDA Ratio covenant. Also concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment to its Senior Unsecured Credit Facility which provided a change in the interest rate from variable to a fixed rate of 12.5% and amended the Maximum Leverage Ratio and Minimum Interest Coverage Ratio covenants for the period ending September 28, 2008 and thereafter and the Capital Expenditure covenant going forward.

The Exchange was accounted for by Holdco under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”). Holdco then applied push-down accounting to the Company as of November 13, 2008. As no cash consideration was exchanged, the Company completed a valuation to determine the value of the equity exchanged, the assets acquired and the liabilities assumed based on their estimated fair market values at the date of the Exchange. The allocation of the purchase price is a preliminary estimate as the determination of the fair market values of the assets acquired and the liabilities assumed has not been finalized, primarily with respect to income taxes. The Company attributes the goodwill associated with the Exchange to the historical financial performance and the anticipated future performance of the Company’s operations. As this was a non-cash transaction, it has been excluded from the statement of consolidated cash flows.

The following table presents the allocation to the assets acquired and liabilities assumed based on their estimated fair values as determined by the valuation of the Company (in thousands):

Cash and cash equivalents	$1,417
Trade and other accounts receivable	12,100
Inventories	12,938
Other current assets	5,692
Property and equipment	113,154
Other assets	41,841
Trademark and other intangibles	68,900
Goodwill	43,178

Total assets acquired	299,220

Accounts payable and accrued liabilities	60,616
Long-term debt	166,026
Deferred tax liability	31,549
Other liabilities	13,854

Total liabilities assumed	272,045

Net assets acquired	$27,175

As a result of the Exchange, fiscal year 2008 is presented as the Successor Period from November 14, 2008 to December 28, 2008 and the Predecessor Period from December 31, 2007 to November 13, 2008.

Merger Agreement

On August 17, 2006, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Holdco and its subsidiary, RM Integrated, Inc. On August 21, 2006, the closing of the transactions contemplated by the Merger Agreement occurred, and RM Integrated merged with and into the Company, with the Company continuing as the surviving corporation and the 100% owned subsidiary of Holdco. The net purchase price of the Company was $200,900, consisting of $359,000 in cash, plus net cash acquired of $35,200, plus $4,600 in working capital and other adjustments plus direct acquisition costs of $3,900, less indebtedness assumed of $188,200 and seller costs of $9,300. Pursuant to the Merger Agreement, $6,000 of the Merger Consideration was held in escrow. As a result of the Merger Agreement, fiscal year 2006 is presented as the 19 week Predecessor Period from August 21, 2006 to December 31, 2006 and the 34 week Predecessor Period from December 25, 2005 to August 20, 2006.

3.	Summary of Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and they may be adjusted as more information becomes available.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances in bank accounts and investments with a maturity of three months or less at the time of purchase.

Receivables

Receivables consist primarily of amounts due from credit card companies, outside customers of RMF and franchisees. Receivables from credit card companies are generally settled in the week following the transaction date. Receivables from RMF’s outside customers are generally collected within 30 days of the date of the sale and receivables from franchisees are generally collected within 21 days following the close of the royalty period. Receivables are stated net of an allowance for doubtful accounts of $333 and $320 at December 28, 2008 and December 30, 2007, respectively.

Inventories

Inventories, consisting primarily of food and beverages, are carried at the lower of cost (first-in, first-out method) or market. Inventories are reviewed for spoilage and excess or obsolete products and reserved accordingly.

Supplies and Expendable Equipment

The initial purchase of supplies and expendable equipment, when a restaurant is first opened, such as china, glass and silverware, is capitalized and depreciated over a period of 5 years. Replacements of supplies and expendable equipment are expensed.

Pre-Opening Costs

Pre-opening costs incurred with the start-up of a new restaurant, or the conversion of an existing restaurant to a different concept, are expensed as incurred.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method for financial reporting purposes. The lives for furniture, fixtures and equipment range from three to 10 years. The life for buildings is the shorter of 20 years or the term of the related operating lease. Costs of leasehold rights and improvements and assets held under capital leases are amortized on the straight-line basis over the shorter of the estimated useful lives of the assets or the non-cancelable term of their underlying leases. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that extend the useful life of an asset are capitalized. Depreciation expense includes the amortization of assets held under capital leases.

Impairment of Long-Lived Assets

Long-lived assets are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management recorded no impairment for the Successor Period from November 14, 2008 through December 28, 2008. During the Predecessor Period from December 31, 2007 through November 13, 2008, the Predecessor year ended December 30, 2007, and the Predecessor Period from December 26, 2006 to August 20, 2006, management of the Company determined that certain identified property and equipment was impaired and recorded an impairment charge of $5,151, $1,362 and $1,197, respectively, reducing the carrying value of such assets to the estimated fair value. Fair value was based on management’s estimate of future cash flows to be generated by the property and equipment determined to be impaired. During the Predecessor Period ended December 30, 2006, management recorded no impairment.

Impairment of Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Management performs its annual impairment test during the last quarter of the Company’s fiscal year. An impairment loss is recognized to the extent that the carrying amount exceeds an asset’s fair value. Management considers the reporting unit level to be the Company level, as the components (e.g., brands) within the Company have similar economic characteristics, including production processes, types or classes of customers and distribution methods. This determination is made at the reporting unit level and consists of two steps. First, management determines the fair value of a reporting unit and compares it to its carrying amount. The fair value is determined based upon a combination of two valuation techniques, including an income approach, which utilizes discounted future cash flow projections based upon management forecasts, and a market approach, which is based upon pricing multiples at which similar companies have been sold. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. A variance in the discount rate could have a significant impact on the valuation of the goodwill for purposes of the impairment test. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to the economic environment on our customer base or a material negative change in relationships with our customers.

During the second quarter of 2008, management forecasts were revised due to the continued impact of the downturn in the economy on current operations and growth projections. As a result, the Company recorded impairment of approximately $34,000 during the second quarter of 2008, including $30,000 related to goodwill and $4,000 related to trademarks. As of November 13, 2008, in conjunction with the Exchange, the Company completed a valuation and identified additional impairment of approximately $129,196, including $87,596 related to goodwill and $41,600 related to trademarks. The Company recorded total non-cash charges of $163,196 for the write-down of the goodwill and trademarks during the Predecessor Period December 31, 2007 to November 13, 2008.

Intangible Assets

Intangible assets consist of the following indefinite-lived assets resulting from the Exchange in the successor period and the Merger in the predecessor period:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Trademarks	$55,900	$101,500
Franchise agreements	13,000	11,500

	$68,900	$113,000

Deferred Charges

Deferred charges at December 28, 2008 consists of deferred financing costs of $1,114 related to the sale of $105,000 aggregate principal amount of the Senior Secured Notes due 2010 (as defined in Note 6), $249 related to the $65,000 Senior Unsecured Credit Facility maturing on October 5, 2010 and $41 related to the Senior Secured Revolving Credit Facilities. Capitalized deferred charges are amortized over the lives of the respective long-term borrowings on a straight-line basis and are included in interest expense in the accompanying consolidated statements of operations. Amounts capitalized related to leases are amortized over the primary term of their respective leases and are included in occupancy expense in the accompanying statements of operations. The following table shows the estimated amortization expense for the years after December 28, 2008:

	2009	2010

Financing and lease acquisition costs	$1,074	$330

Favorable Lease Asset and Unfavorable Lease Liability

Favorable lease asset represents the approximate fair market value arising from lease rates that are below market rates as of November 13, 2008, the date of the Exchange. The amount is being amortized over the remaining primary term of the underlying leases.

Unfavorable lease liability represents the approximate fair market value arising from lease rates that are above market rates as of November 13, 2008, the date of the Exchange. The amount is being amortized over the remaining primary term of the underlying leases. The current portion of unfavorable lease liabilities is recorded in other accrued liabilities.

The following table shows the estimated amortization expense for the years after December 28, 2008:

	2009	2010	2011	2012	2013	Thereafter

Favorable lease asset	$5,902	$5,511	$4,855	$4,404	$3,710	$6,902
Unfavorable lease liability	(2,286)	(2,017)	(1,532)	(1,380)	(833)	(2,683)

Net amortization expense	$3,616	$3,494	$3,323	$3,024	$2,877	$4,219

Liquor Licenses

Transferable liquor licenses, which have a market value, are carried at the lower of aggregate acquisition cost or market and are not amortized. Liquor licenses are included in other assets.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). In accordance with SFAS 109, income taxes are accounted for using the liability method.

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), the Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company’s policy is to recognize interest and penalties expense, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 28, 2008, the Company has not recorded any interest and penalty expense. The Company’s determination on its analysis of uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. These include the 2005 through 2007 tax years for federal purposes and the 2004 through 2007 tax years for California purposes.

Revenue Recognition

Revenues from the operation of Company-owned restaurants are recognized when sales occur. Fees from franchised operations are included in revenue as earned. Royalty fees are based on franchised restaurants’ revenues and we record these fees in the period the related franchised restaurants’ revenues are earned. Real Mex Foods’ revenues from sales to outside customers are recognized upon delivery, when title transfers to the customer, and are included in other revenues. Sales tax collected from customers and remitted to governmental authorities is presented on a net basis (excluded from revenue) in our financial statements.

Self Insurance

The Company is self-insured for most workers’ compensation and general liability losses (collectively “casualty losses”). The Company maintains stop-loss coverage with third party insurers to limit its total exposure. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual claims trends, including the severity or frequency of claims, differ from estimates, the financial results could be significantly impacted.

Gift Certificates and Gift Cards

The Company records deferred revenue, included in accounts payable, for gift certificates and gift cards outstanding until they are redeemed. Revenues from unredeemed gift cards are recognized based on historical and expected redemption trends and are classified as revenues in our consolidated statement of operations.

Segment Information

The Company operates 190 restaurants through its three restaurant operating subsidiaries, providing similar products to similar customers. These restaurants possess similar economic characteristics resulting in similar long-term expected financial characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Based upon its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its 190 operating restaurants into a single reporting segment called restaurant operations. The Company’s RMF manufacturing operations are dissimilar from our restaurant operations, but do not meet the required quantitative thresholds and therefore qualify for aggregation.

Promotion and Advertising Expense

The cost of promotion and advertising is expensed as incurred. The Company incurred $1,260, $15,077, $15,478, $5,652 and $8,716 in promotion and advertising expense during the 6 week Successor Period from November 14, 2008 to December 28, 2008, the 46 week Predecessor Period December 31, 2007 to November 13, 2008, the Predecessor Year ended December 30, 2007, the 19 week Predecessor Period from August 21, 2006 to December 31, 2006, and the 34 week Predecessor Period December 26, 2005 to August 20, 2006, respectively.

Operating Leases

Most of our restaurant and office facilities are under operating leases with expirations in 2009 through 2028. The minimum lease payments, including any predetermined fixed escalations of the minimum rent, are recognized as rent expense on a straight-line basis over the lease term as defined in SFAS No. 13, “Accounting for Leases.” Most of the restaurant facilities have renewal clauses exercisable at the option of the Company and include rent escalation clauses stipulating specific rent increases upon exercise, some of which are based upon the Consumer Price Index. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues. At December 28, 2008 and December 30, 2007, deferred rent equaled $174 and $2,958, respectively, which is included in other long-term liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit. Most of the Company’s restaurants are located in California. Consequently, the Company may be susceptible to adverse trends and economic conditions in California.

Fair Value of Financial Instruments

The Company’s financial instruments are primarily comprised of cash and cash equivalents, receivables, accounts payable, accrued liabilities and long-term debt. For cash and cash equivalents, receivables, accounts payable and accrued liabilities, the carrying amount approximates fair value because of the short maturity of these instruments. The estimated fair value of the Senior Secured Notes due 2010 at December 28, 2008, based on quoted market prices, was $79,800. Management estimates that the carrying values of its other financial instruments approximate their fair values since their realization or satisfaction is expected to occur in the short term or have been renegotiated at a date close to year end.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and was adopted by us in the first quarter of 2008. As a result, the adoption of SFAS 159 had no impact on our consolidated results of operations and financial condition as of December 28, 2008.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal year 2009 and thereafter. Early adoption of SFAS 141R is not permitted. The Company does not believe that the adoption of SFAS 141R will have an effect on its financial statements; however, the effect is dependent upon whether the company makes any future acquisitions and the specifics of those acquisitions.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets” and requires enhanced related disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired subsequent to fiscal years beginning after December 15, 2008. Implementation of this staff position in the first quarter of fiscal 2009 will not have a material impact on our consolidated financial statements.

4.	Property and Equipment

Property and equipment consists of the following:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Land and land improvements	$1,530	$2,079
Buildings and improvements	939	1,201
Furniture, fixtures and equipment	43,789	51,240
Leasehold improvements and leasehold rights	79,193	73,207

Property and equipment, total	125,451	127,727
Less accumulated depreciation and amortization	(14,946)	(31,548)

Property and equipment, net	$110,505	$96,179

5.	Accounts Payable and Other Accrued Liabilities

Accounts payable consist of the following:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Trade accounts payable	$20,329	$19,445
Gift cards and gift certificates	2,869	3,247

	$23,198	$22,692

Other accrued liabilities consist of the following:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Rent and occupancy expenses	$1,500	$1,345
Sales taxes	3,960	4,378
Accrued interest	3,444	2,937
Other	6,522	5,354

	$15,426	$14,014

6.	Long-Term Debt

Long-term debt as of December 28, 2008 and December 30, 2007 consisted of the following:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Senior Secured Notes due 2010	$105,000	$105,000
Senior Secured Notes unamortized debt (discount)/premium	(18,415)	2,637
Senior Secured Revolving Credit Facility	7,600	11,000
Senior Unsecured Credit Facility — Related Party	65,000	65,000
Mortgage	591	656
Other	642	343

	160,418	184,636
Less current portion	(8,313)	(12,579)

	$152,105	$172,057

Senior Secured Notes due 2010. Interest on our senior secured registered notes (“Senior Secured Notes”) accrues at a rate of 10.25% per annum. The interest rate increased from the stated rate of 10.00% to 10.25% on April 1, 2008. The increase to 10.25% resulted from us exceeding the capital expenditure limit in fiscal year 2007 under the indenture governing the Senior Secured Notes and as a result we were required to pay a 0.25% increase from the stated rate. Exceeding the capital expenditure limit did not constitute a default with respect to the Senior Secured Notes or indenture. Interest is payable semiannually on April 1 and October 1 of each year. Our Senior Secured Notes are guaranteed on a senior secured basis by all of our present and future domestic subsidiaries which are restricted subsidiaries under the indenture governing our Senior Secured Notes. All of the subsidiary guarantors are 100% owned by the Company and such guarantees are full and unconditional and joint and several, and the Company has no independent assets or operations outside of the subsidiary guarantors. Our Senior Secured Notes and related guarantees are secured by substantially all of our domestic restricted subsidiaries’ tangible and intangible assets, subject to the prior ranking claims on such assets by the lenders under our New Senior Secured Revolving Credit Facilities. The indenture governing our Senior Secured Notes contains various affirmative and negative covenants, subject to a number of important limitations and exceptions, including but not limited to our ability to incur additional indebtedness, make capital expenditures, pay dividends, redeem stock or make other distributions, issue stock of our subsidiaries, make certain investments or acquisitions, grant liens on assets, enter into transactions with affiliates, merge, consolidate or transfer substantially all of our assets, and transfer and sell assets. The covenant that limits our incurrence of indebtedness requires that, after giving effect to any such incurrence of indebtedness and the application of the proceeds thereof, our fixed charge coverage ratio as of the date of such incurrence will be at least 2.50 to 1.00. The indenture defines consolidated fixed charge coverage ratio as the ratio of Consolidated Cash Flow (as defined therein) to Fixed Charges (as defined therein). The Company was in compliance with all specified financial and other covenants under the Senior Secured Notes indenture at December 28, 2008.

We can redeem our Senior Secured Notes at any time, with a prepayment penalty of 2.5% until March 31, 2009. We are required to offer to redeem our Senior Secured Notes under certain circumstances involving a change of control. Additionally, if we or any of our domestic restricted subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within 360 days, prepay the indebtedness obligations under our New Senior Secured Revolving Credit Facility or certain other secured indebtedness or make an offer to purchase a portion of our Senior Secured Notes.

As a result of the Exchange and under purchase accounting rules requiring fair value measurement, we recorded $19,950 of unamortized debt discount as a reduction of debt related to our Senior Secured Notes as the fair market value of the debt on the Exchange date was less than its carrying value. The discount is amortized to interest expense over the remaining life of the debt. In addition, the remaining unamortized debt premium of $1,587 recorded in conjunction with the Merger dated August 20, 2006 was written off in the purchase price allocation of the Exchange at November 13, 2008.

Senior Secured Revolving Credit Facilities. In 2004, the Company entered into an amended and restated revolving credit agreement providing for $30,000 of senior secured credit facilities. The revolving credit agreement included a $15,000 letter of credit facility and a $15,000 revolving credit facility that could be used for letters of credit.

On October 5, 2006, the Company entered into a new amended and restated revolving credit facility, pursuant to which the existing $15,000 revolving credit facility and $15,000 letter of credit facility, was increased to a $15,000 revolving credit facility (the “Old Senior Secured Revolving Credit Facility”) and a $25,000 letter of credit facility (the “Old Senior Secured Letter of Credit Facility”, together with the Old Senior Secured Revolving Credit Facility, the “Old Senior Secured Revolving Credit Facilities”) maturing on October 5, 2008, pursuant to which the Lenders agreed to make loans to the Company and its subsidiaries (all of the proceeds of which were to be used for working capital purposes) and issue letters of credit on behalf of the Company and its subsidiaries.

On January 29, 2007, the Company entered into a Second Amended and Restated Credit Agreement pursuant to which the Old Senior Secured Revolving Credit Facilities were refinanced with a new agent and administrative agent, General Electric Capital Corporation, and a new $15,000 revolving credit facility (the “New Senior Secured Revolving Credit Facility”) and $25,000 letter of credit facility (the “New Senior Secured Letter of Credit Facility”, together with the New Senior Secured Revolving Credit Facility, the “New Senior Secured Revolving Credit Facilities”), maturing on January 29, 2009, were put into place, pursuant to which the lenders agree to make loans and issue letters of credit to and on behalf of the Company and its subsidiaries.

The Company and its lender determined that the definition of the cash flow ratio covenant had been drafted improperly and therefore the lender and the Company executed an amendment (“Amendment No. 1”) to the New Senior Secured Revolving Credit Agreement in August 2007 which waived compliance of this ratio until the first quarter of 2008.

On April 17, 2008, the Company executed a second amendment (“Amendment No. 2”) to the New Senior Secured Revolving Credit Facilities. Amendment No. 2 modified certain definitions and measures related to covenants for the reporting periods ending March 30, 2008 and June 29, 2008, including the Applicable Margin, Leverage Ratio, Adjusted Leverage Ratio and Cash Flow Ratio, as defined in the agreement.

On November 13, 2008, concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment No. 3 to its New Senior Secured Revolving Credit Facility ( “Amendment No. 3”) which extended the term for one year to January 29, 2010, modified the definition of Applicable Margin and Base Rate, amended Leverage and Adjusted Leverage Ratio covenants for the period ending September 28, 2008 and thereafter, replaced the Cash Flow Ratio covenant with a Minimum Interest Coverage Ratio covenant, and added a Monthly Debt to EBITDA Ratio covenant. In addition, Amendment No. 3 terminated the cross-default provision described below as it relates to Holdco debt.

Obligations under the New Senior Secured Revolving Credit Facilities are guaranteed by all of the Company’s subsidiaries as well as by Holdco, which wholly owns the Company and has made a first priority pledge of all of its equity interests in the Company as security for the obligations. Interest on the New Senior Secured Revolving Credit Facility accrues pursuant to an Applicable Margin as set forth in Amendment No. 3 to the Amended and Restated Credit Agreement. The New Senior Secured Revolving Credit Facilities are secured by, among other things, first priority pledges of all of the equity interests of the Company’s direct and indirect subsidiaries, and first priority security interests (subject to customary exceptions) in substantially all of the current and future property and assets of the Company and its direct and indirect subsidiaries, with certain limited exceptions. In connection with the Company’s entrance into the New Senior Secured Revolving Credit Facilities on January 29, 2007, the Company borrowed $7,400 under the New Senior Secured Revolving Credit Facility, the proceeds of which were used to pay the outstanding revolving borrowings under the Old Senior Secured Revolving Credit Facility. As of December 28, 2008, there was $7,600 outstanding under the New Senior Secured Revolving Credit Facility. As of December 28, 2008, there was $5,060 available under the New Senior Secured Letter of Credit Facility.

The Second Amended and Restated Credit Agreement, as amended, contains various affirmative and negative covenants and restrictions, which among other things, require us to meet certain financial tests (including certain leverage and coverage ratios), and limits our and our subsidiaries’ ability to incur or guarantee additional indebtedness, make certain capital expenditures, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, enter into arrangements that restrict dividends from subsidiaries, sell assets, engage in transactions with affiliates and effect a consolidation or merger. This agreement contains a cross-default provision wherein if we are in default on any other credit facilities, default on this facility is automatic. The Company was in compliance with all specified financial and other covenants under the New Senior Secured Revolving Credit Facilities at December 28, 2008, as amended.

Senior Unsecured Credit Facility. In 2005 we entered into a $75,000 senior unsecured credit facility (the “Old Senior Unsecured Credit Facility”) consisting of a single term loan maturing on December 31, 2008, all of the proceeds of which were used to finance a portion of the cash consideration of an acquisition and pay related fees and expenses. On October 5, 2006, the Company entered into an Amended and Restated Senior Unsecured Credit Facility, pursuant to which the Old Senior Unsecured Credit Facility was decreased to a $65,000 senior unsecured credit facility (the “New Senior Unsecured Credit Facility”), consisting of a single term loan maturing on October 5, 2010. All of the proceeds of the New Senior Unsecured Credit Facility were used to repay in full any term loans outstanding under the Old Senior Unsecured Credit Facility. The total amount of term loans repaid was $10,000. Obligations under the New Senior Unsecured Credit Facility are guaranteed by all of the Company’s subsidiaries.

On November 13, 2008, concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment to its New Senior Unsecured Credit Facility which provided a change in the interest rate from variable to a fixed rate of 12.5% and amended the Maximum Leverage Ratio and Minimum Interest Coverage Ratio covenants for the period ending September 28, 2008 and thereafter and the Capital Expenditure covenant going forward.

As a result of the Exchange, the existing lenders to the New Senior Unsecured Credit Facility became owners of Holdco, the Company’s parent. As a result, the New Senior Unsecured Credit Facility is now held by related parties to the Company.

Our New Senior Unsecured Credit Facility, as amended, contains various affirmative and negative covenants which, among other things, require us to meet certain financial tests (including certain leverage and interest coverage ratios) and limits our and our subsidiaries’ ability to incur or guarantee additional indebtedness, grant certain liens, make certain restricted payments, make capital expenditures, engage in transactions with affiliates, make certain investments, sell our assets, make acquisitions, effect a consolidation or merger and amend or modify instruments governing certain indebtedness (including relating to our Senior Secured Notes and the New Senior Secured Revolving Credit Facilities). The Company was in compliance with all specified financial and other covenants under the New Senior Unsecured Credit Facility at December 28, 2008.

Mortgage. In 2005, concurrent with an acquisition, we assumed a $816 mortgage secured by the building and improvements of one of the restaurants acquired in the transaction. The mortgage carries a fixed annual interest rate of 9.28% and requires equal monthly payments of principal and interest through April 2015. As of December 28, 2008, the principal amount outstanding on the mortgage was $591.

Interest rates for the Company’s long-term debt as of December 28, 2008 and December 30, 2007 are shown in the following table:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Senior Secured Notes due 2010	10.25%	10.00%
Senior Secured Revolving Credit Facilities	7.11 to 7.94%	7.02 to 8.00%
Senior Unsecured Credit Facility	12.50%	9.83%
Mortgage	9.28%	9.28%
Other	3.98 to 4.70%	6.45 to 7.75%

As of December 28, 2008, the maturity of long-term debt for the fiscal years succeeding December 28, 2008, was as follows:

		Unamortized
		Debt
	Principal	Discount	Total

2009	$8,313	$(14,732)	$(6,419)
2010	170,079	(3,683)	166,396
2011	87	—	87
2012	95	—	95
2013	104	—	104
Thereafter	155	—	155

	$178,833	$(18,415)	$160,418

7.	Capitalization

Common Stock-Successor

The Company is authorized to issue 1,000 shares of common stock. At December 28, 2008 and December 30, 2007 there were 1,000 shares of common stock issued and outstanding.

Redeemable Preferred Stock-Predecessor

Prior to the Merger on August 20, 2006, the Company was authorized to issue 100,000 shares of Preferred Stock. Shares were issued upon approval of the board of directors and all outstanding shares of Preferred Stock were redeemable at any time at the option of the Company, subject to restrictions under certain debt covenants.

Series A 12.5% Cumulative Compounding Redeemable Preferred Stock (Series A) and Series B 13.5% Cumulative Compounding Redeemable Preferred Stock (Series B) had a liquidation preference equal to $1 per share plus accreted dividends. With respect to dividend rights and rights of liquidation, Series A ranked senior to all classes of Common Stock and Series B. Series B ranked senior to all classes of Common Stock.

Series C 15% Cumulative Compounding Participating Preferred stock (Series C) ranked senior with respect to payment of dividends, liquidation, and redemption to all other series of preferred stock and common stock of the Company. The Series C had a liquidation preference equal to two times the original issue price of $1 per share, plus accreted dividends. As a result of the liquidation preference, Series C was recorded at liquidation value at the date of issuance. Holders of Series C were entitled to receive, in addition to the liquidation preference, an amount equal to 40% of any amounts that would otherwise be available to the holders of Common Stock in the event of a liquidation or sale of the Company.

The liquidation preference on the Series A, Series B and Series C accreted at the stated rates on the liquidation preference value thereof; dividends (representing accreted liquidation preference) were to be paid from legally available funds, when and if declared by the board of directors. Dividends were payable only when and if declared, or upon a sale or liquidation of the Company or upon redemption of the applicable series of preferred stock. Accretion of the liquidation preference on the redeemable preferred stock was reflected as an increase in the preferred stock values and an increase in the accumulated deficit. Accretion of the liquidation preference on the Redeemable Preferred Stock during the two month and eight month Predecessor periods ended August 20, 2006 was $2,300 and $10,100, respectively. In the Predecessor periods, net loss attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduced net income attributable to common stockholders for the period.

On August 21, 2006, as a result of the Merger and in accordance with the terms of the Merger Agreement, all issued and outstanding preferred stock was converted into the right to receive a portion of the Merger consideration.

Stock Option Plans

As a result of the Merger and in accordance with the terms of the Merger Agreement all of the Company’s then outstanding vested and unvested stock options were cancelled and converted into the right to receive a portion of the purchase price, less the exercise prices thereon, as applicable. Concurrent with the Merger, the Company’s 1998 and 2000 Stock Option Plans were terminated.

In December 2006, the Board of Directors of Holdco (the “Board”), adopted a Non-Qualified Stock Option Plan (the “2006 Plan”). The 2006 Plan reserved 100,000 shares of Holdco’s non-voting common stock for issuance upon exercise of stock options granted under the 2006 Plan. In January 2007, the Board issued stock options to certain members of management. These options vest 20% per year beginning August 16, 2007, with full vesting on August 16, 2011. Accelerated vesting of all outstanding options is triggered upon a change of control of the Company. The options have a life of 10 years, and can only be exercised upon the earliest of the following dates: (i) the 10 year anniversary of the effective date; (ii) the date of a change in control, as defined in the 2006 Plan; or (iii) date of employment termination, subject to certain exclusions.

In conjunction with the Exchange, a 100:1 reverse stock split was effected immediately prior to the exchange related to Holdco common stock and all outstanding options to acquire Holdco stock. The reverse stock split reduced the number of outstanding options at November 13, 2008 from 62,750 to 630. The exercise price was adjusted accordingly from $81.50 per share to $8,150 per share. All disclosures related to the stock options have been presented as if the 100:1 reverse stock split had occurred as of the beginning of the periods for which the specific information is presented.

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS 123R”), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the consolidated statement of operations over the period during which an employee is required to provide service in exchange for the award—the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee stock options is estimated using the Black-Scholes option pricing model.

The Company utilizes comparator companies to estimate its price volatility and the simplified method to calculate option expected time to exercise, under Staff Accounting Bulletin No. 107, “Share-Based Payment”. The fair value of stock-based payment awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted average fair values for the years ended December 28, 2008 and December 30, 2007:

	Successor	Predecessor
	2008	2007

Weighted average fair value of grants	$3,942.64	$3,942.64
Risk-free interest rate	4.52%	4.52%
Expected volatility	42.28%	42.28%
Expected life in years	7.67	6.15

The following table summarizes stock option activity:

		Weighted
		Average
	Shares	Exercise Price

Outstanding at December 31, 2006 — Predecessor	—	—
Granted	808	$8,150
Exercised	—	—
Forfeited/expired	(9)	8,150

Outstanding at December 30, 2007 — Predecessor	799	$8,150
Granted	—	—
Exercised	—	—
Forfeited/expired	(169)	8,150

Outstanding at November 13, 2008 — Predecessor	630	$8,150
Granted	—	—
Exercised	—	—
Forfeited/expired	(300)	8,150

Outstanding at December 28, 2008 — Successor	330	$8,150

Vested and expected to vest at December 28, 2008	314	$8,150
Exercisable at December 28, 2008	129	$8,150

The Company recorded a net stock-based compensation credit of $28 during the Successor Period November 14, 2008 through December 28, 2008. The credit resulted from the reversal of compensation cost for unvested shares related to a termination of one of our executives during that period. The Company recorded $406 and $839 of stock-based compensation expense for the Predecessor Period from December 31, 2007 through November 13, 2008 and the Predecessor year ended December 30, 2007, respectively. Stock-based compensation expense is included in general and administrative expense on the consolidated statements of operations.

As of December 28, 2008, $1,638 of total unrecognized compensation costs related to non-vested stock-based awards is expected to be recognized through fiscal year 2012, and the weighted average remaining vesting period of those awards is approximately 1.7 years. At December 28, 2008, the aggregate intrinsic value of exercisable options was $0.

8.	Income Taxes

Significant components of the income tax provision (benefit) consist of the following:

	Successor	Predecessor
	December 28,	November 13,	December 30,	December 31,	August 20,
	2008	2008	2007	2006	2006

Current:
Federal	$—	$28	$—	$—	$1,570
State	—	24	58	61	344

	—	52	58	61	1,914

Deferred:
Federal	—	—	(467)	(2,729)	(367)
State	—	—	(129)	(523)	(240)

	—	—	(596)	(3,252)	(607)

	—	—	(538)	(3,191)	1,307)
Change in valuation allowance	—	—	13,282	—	—

	$—	$52	$12,744	$(3,191)	$1,307

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Successor	Predecessor
	December 28,	December 30,
	2008	2007

Deferred tax assets:
Federal net operating loss carry-forwards	$—	$9,481
State net operating loss carry-forwards	—	1,805
Goodwill and other intangibles	24,808	4,398
Accrued expenses not currently deductible	6,470	3,394
Tax credit carry-forwards	—	592
Property and equipment basis difference	7,144	17,455
Deferred rent	72	1,006
Gift certificates and other deferred income	537	692
Unamortized debt premium	—	1,729
Deferred compensation	1,262	1,640
State taxes	1,872	—
Other	5,204	784

Total deferred tax assets	47,369	42,976

Deferred tax liabilities:
Prepaid expenses	(397)	(504)
Trademarks and other indefinite lived intangibles	(31,549)	(17,170)
Lease amortization	(12,732)	(10,279)
State taxes	—	(631)
Unamortized landlord allowance	(3,097)	(1,110)
Unamortized debt discount	(8,019)	—

Total deferred tax liabilities	(55,794)	(29,694)

Valuation allowance	(23,124)	(13,282)

Net deferred tax liability	$(31,549)	$—

Immediately prior to the Exchange, deferred tax assets and liabilities were $56,811 and $32,322, respectively, offset by a valuation allowance of $24,489. Approximately $3,000 of the change in deferred tax assets during 2007 was recorded as a reduction to goodwill, as it was related to the Merger.

The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

	Successor	Predecessor
	December 28,	December 30,	December 31,	August 20,
	2008	2007	2006	2006

Income tax at U.S. federal statutory tax rate	34.0%	34.0%	34.0%	34.0%
State income tax, net of federal benefit	0.0	4.7	5.8	5.7
Valuation allowance	(13.0)	(123.0)	—	—
Non-deductible transaction costs	—	—	—	11.2
Impairment of goodwill and intangibles	(92.1)	—	—	—
Purchase accounting adjustment	71.2	—	—	—
Permanent true-ups	—	(33.3)	—	—
Other	(0.1)	(0.4)	(1.1)	(4.0)

Effective tax rate	(0.0)%	(118.0)%	38.7%	46.9%

In accordance with SFAS 109, net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The amount of deferred tax assets considered realizable was determined based on future reversals of existing taxable temporary differences and future taxable income, exclusive of reversing temporary differences and carry-forwards.

In evaluating future taxable income for valuation allowance purposes at December 28, 2008 and December 30, 2007, the Company concluded that it was appropriate to consider income expected to be generated in 2009, 2010 and 2011. For the years ended December 28, 2008 and December 30, 2007, the Company recorded a valuation allowance of $23,124 and $13,282, respectively in accordance with SFAS 109.

In accordance with FAS 141, any changes regarding the realization of the acquired deferred tax assets which occur within the measurement period resulting from new information regarding facts and circumstances that existed at the date of the Exchange, then, to the extent there is a reduction in the valuation allowance, the benefit will reduce goodwill. All other reductions to the valuation allowance will benefit tax expense.

The Company files U.S. and State consolidated tax returns with Holdco. The Company uses the separate return method for allocating taxes to its separate financial statements. One exception to the separate return method used in the current year was the reduction of tax attributes as a result of the Exchange transaction that took place on November 13, 2008 at Holdco. Consolidated tax attributes belonging to the Company have been reduced to reflect their utilization under IRC Section 108. No tax expense was recorded as these tax attributes were previously offset by a full valuation allowance, which was, accordingly, reduced. The Company has not completed the full analysis of the impact of the Exchange, but has preliminarily concluded that, while there may be additional reductions of deferred tax assets as a result of the transaction, there should be no additional income tax expense due to the corresponding release of the valuation allowance. The Company expects to complete the analysis during 2009.

At December 28, 2008, the Company no longer had federal and state net operating loss carry-forwards for utilization against future taxable income. At December 30, 2007, the Company had a federal net operating loss carry-forward of $19,170 and state net operating loss carry-forward of $37,613, respectively, which would have started to expire beginning in 2021.

9.	Fair Value Measurement

On December 31, 2007, we adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies whenever other statements require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, for which application was deferred for one year.

SFAS 157 established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2:	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

Level 3:	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, we perform an analysis of all instruments subject to SFAS 157 and include in Level 3 all of those whose fair value is based on significant unobservable inputs.

We do not have any of financial assets and liabilities that we account for at fair value on a recurring basis. However, as a result of the Exchange, we completed a valuation of the Company as of November 13, 2008. The financial assets and liabilities that we accounted for at fair value by level within the fair value hierarchy:

Level 1: Quoted Prices in Active Markets

As of November 13, 2008, we revalued our senior secured notes by recording a discount of $19,950 against the carrying value of $105,000. This value was based upon quote market prices for recent trades of our senior secured notes. The discount is amortized to interest expense over the remaining life of the debt.

Level 2: Significant Other Observable Inputs

As of November 13, 2008, we revalued certain assets and liabilities through valuation models, including goodwill and property and equipment. The values recorded as of November 13, 2008 are included in Note 2.

In accordance with the provisions of FAS 142, goodwill and other intangibles assets were written down to fair value as a result of impairment charges of $163,196, which was included in earnings for the predecessor period of 2008.

In accordance with the provisions of FAS 144, certain long-lived assets were written down to fair value as a result of impairment charges of $5,151 recorded in earnings during the predecessor period of 2008.

Level 3: Significant Unobservable Inputs

As of November 13, 2008, trademarks and other intangible assets were revalued using a discounted cash flow analysis. The values recorded as of November 13, 2008 are included in Note 2.

10.	Commitments and Contingencies

Leases

The Company leases restaurant and office facilities that have terms with expirations in 2009 through 2028. Most of the restaurant facilities have renewal clauses exercisable at the option of the Company with rent escalation clauses stipulating specific rent increases, some of which are based upon the Consumer Price Index. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined. Additionally, the Company leases several properties that are not being operated by the Company. Several of those properties are subleased.

The Company leases certain leasehold improvements and equipment under agreements that are classified as capital leases. The cost of assets under capital leases is included in the balance sheets as property and equipment and was $1,228 and $1,644 at December 28, 2008 and December 30, 2007, respectively. Accumulated amortization of these assets was $39 and $199 at December 28, 2008 and December 30, 2007, respectively. Amortization of assets under capital leases is included in depreciation expense. The amount of capital assets placed in service was $326 and $947 at December 28, 2008 and December 30, 2007.

The minimum annual lease commitment and subtenant income of the Company for the years succeeding December 28, 2008 is approximately as follows:

	Capital	Minimum		Net
	Lease	Lease	Sublease	Lease
	Obligations	Commitments	Income	Commitments

2009	$565	$41,389	$(678)	$41,276
2010	433	36,742	(505)	36,670
2011	269	32,234	(420)	32,083
2012	194	28,561	(345)	28,410
2013	29	23,740	(240)	23,529
Thereafter	304	89,004	(559)	88,749

Total minimum lease payments	1,794	$251,670	$(2,747)	$250,717

Less: Amount representing interest	(399)

Present value of net minimum capital lease payments	1,395
Less: Current maturities of capital lease obligations	(453)

Long-term capital lease obligations	$942

The Company is contingently liable for leases on sold or assigned premises for $1,925 as of December 28, 2008.

Some of the above leases provide for additional rentals based on a percentage of revenues. The following table summarizes the rental expense, percentage rent expense above minimum rent and net sublease income:

	Successor	Predecessor
	December 28,	November 13,	December 30,	December 31,	August 20,
	2008	2008	2007	2006	2006

Rental expense	$4,997	$41,935	$45,369	$14,893	$30,003
Percentage rent expense above minimum rent (included in rental expense)	198	1,926	2,164	907	1,755
Net sublease income	45	344	227	122	289

Purchase Obligations

In December 2007, the Company entered into an agreement with a certain vendor to purchase a minimum volume of product from December 1, 2007 through December 31, 2015, to be extended for any shortfall in purchases until such volume is met. The contract is based upon expiration date or volume, which ever occurs last. As of December 28, 2008, $1,177 had been purchased, representing 9.3% of the total contractual volume to be purchased throughout the life of the contract.

Litigation

The Company is periodically a defendant in cases involving personal injury, employment-related claims and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of these lawsuits or claims, individually or combined, will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.

Self-Insurance

The Company is self-insured for most casualty losses up to certain stop-loss limits. The Company has accounted for its liabilities for these casualty losses and claims, including both reported and incurred but not reported claims, based on information provided by independent actuaries. Management believes that it has recorded reserves for casualty losses at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty loss liabilities would not change materially under different conditions and/or different methods. However, due to the inherent volatility of actuarially determined casualty claims, it is reasonably possible that the Company could experience changes in estimated casualty losses, which could be material to both quarterly and annual net income. Amounts estimated to be ultimately payable with respect to existing claims and an estimate for claims incurred but not reported under these programs have been accrued and are included in the accompanying consolidated balance sheets. Estimated liabilities related to the self-insured casualty losses were $15,619 and $15,479 as of December 28, 2008 and December 30, 2007, respectively.

The Company is also required to maintain collateral securing future payment under the self-insured retention insurance programs. As of December 28, 2008 and December 30, 2007, this collateral consisted of stand-by letters of credit of $16,892 and $18,674, respectively.

11.	Related Party Transactions

Successor Transactions

As discussed in Note 6, as a result of the Exchange, the existing lenders to the New Senior Unsecured Credit Facility became owners of Holdco, the Company’s parent. As a result, the New Senior Unsecured Credit Facility is now held by related parties to the Company.

Several of our directors are employed by Farallon Capital Management, LLC (“Farallon”). Funds managed by Farallon are indirect stockholders of Holdco. Funds managed by Farallon hold an indirect interest in a shopping center from which we lease property for the operation of an Acapulco restaurant. Total payments in connection with our lease in 2008 were $414, of which approximately $103 is attributable to the Farallon funds’ indirect interest in the shopping center.

On February 27, 2009, the Company entered into a contract for consulting services with an entity which has a material relationship with one of Holdco’s stockholders. This consulting contract has an initial term from March 1, 2009 to March 31, 2009 with three optional one month renewal terms through June 30, 2009. Prior to the end of the initial term, the Company may cancel the agreement with no fees due. The monthly fee of $190 will be recorded in general and administrative expense and will be paid in shares of Holdco common stock.

Predecessor Transactions

The Company has a Management Services Agreement (the “Management Agreement”) dated August 21, 2006, by and between the Company and Sun Capital Partners Management IV, LLC (the “Manager”), an affiliate of Sun Cantinas LLC, the indirect holder of the majority of the capital stock of the Company prior to the Exchange. The Manager was paid annual fees equal to the greater of (i) $500 or (ii) 1% of the Company’s EBITDA for such period. EBITDA is defined as (A) net income (or loss) after taxes of the Company and its direct and indirect subsidiaries on a consolidated basis (“Net Income”), plus (B) interest expense which has been deducted in the determination of Net Income, plus (C) federal, state and local taxes which have been deducted in determining Net Income, plus (D) depreciation and amortization expenses which have been deducted in determining Net Income, including without limitation amortization of capitalized transaction expenses incurred in connection with the transactions contemplated by the Merger plus (E) extraordinary losses which have been deducted in the determination of Net Income, plus (F) un-capitalized transaction expenses incurred in connection with the Merger, plus (G) all other non-cash charges, minus (H) extraordinary gains which have been included in the determination of Net Income. EBITDA is computed without taking into consideration the fees payable under the Management Agreement. The Company paid the fees in quarterly installments in advance equal to the greater of (i) $125 or (ii) 1% of EBITDA for the immediately preceding fiscal quarter. In connection with the Exchange, the

Management Agreement was terminated effective November 13, 2008, with the exception of certain provisions having to do with limitation of liability and indemnification, which will survive and continue in full force and effect. Expenses relating to the Management Agreement of $448, $500 and $174 were recorded as general and administrative expense in the Predecessor Period from December 31, 2007 to November 13, 2008, the Predecessor Year Ended December 30, 2007 and Predecessor Period from August 21, 2006 to December 31, 2006, respectively.

The Company periodically makes payments to (subject to restricted payment covenants under the indenture governing the senior secured notes), from and on behalf of RM Restaurant Holding Corp., its parent. In September 2006, the Company made a dividend distribution of $10,000 to RM Restaurant Holding, its parent, which was recorded as a reduction to retained earnings. A contribution of $1,743 was received from RM Restaurant Holding during 2007 related to a distribution to former stockholders of proceeds from the sale of land subsequent to the acquisition date, as specified in the Merger Agreement, and was recorded as additional paid in capital. The Company has also made subsequent additional distributions to and on behalf of RM Restaurant Holding Corp. in the amount of $5,399 and has recorded the distributions as a related party receivable. During 2007 and the predecessor period 2008, the Company received advances from RM Restaurant Holding totaling $8,036 and $2,000, respectively, which were recorded as a related party payable. During 2008, management determined that certain payments received from its parent during 2007 and the predecessor period of 2008 which had been recorded as intercompany payables should be recorded as capital contributions. As a result, a reclassification of $5,554 was recorded to reduce related party payables and increase additional paid in capital. The Company received an additional $335 from RM Restaurant Holding Corp. which was recorded as a capital contribution during the predecessor period of 2008. The Company had a net related party payable of $2,505 at December 30, 2007 and a net related party receivable of $3,591 at December 31, 2006. There was no outstanding balance at December 28, 2008.

The Company had an Amended and Restated Management Agreement dated June 28, 2000 with two of its former stockholders Bruckman, Rosser, Sherrill & Co., L.P. and FS Private Investments, LLC. The stockholders were paid annual fees equating to .667% and .333%, respectively, of consolidated earnings before interest, income taxes, depreciation and amortization of the Company. As described in the Merger Agreement, the Amended and Restated Management Agreement dated June 28, 2000 was terminated in connection with the Merger. Expenses relating to the agreement of $436 and $510 were recorded as general and administrative expense in the periods from December 26, 2005 to August 20, 2006 and the fiscal year ended December 25, 2005, respectively. Additionally, the Company recorded a termination fee of $1,819 in the period from December 26, 2005 to August 20, 2006, related to the termination of the Amended and Restated Management Agreement.

12.	Employee Benefit Plan

The Company is the sponsor for a defined contribution plan (401(k) plan) for qualified Company employees, as defined. Participants may contribute from 1% to 50% of pre-tax compensation, subject to certain limitations. The plan contains a provision that provides that the Company may make discretionary contributions. The Company has recorded contribution expense of $26, $207, $255, $93 and $159 during the 6 week Successor Period November 14, 2008 through December 28, 2008, the 46 week Predecessor Period from December 31, 2007 through November 13, 2008, the Predecessor Year ended December 30, 2007, the 19 week Predecessor Period from August 21, 2006 to December 31, 2006 and the 34 week Predecessor Period from December 26, 2005 to August 20, 2006, respectively.

13.	Other Events

In May 2007, the Company sold four Company-owned Fuzio restaurants to a franchisee, entered into a management agreement with the franchisee on a fifth Company-owned Fuzio restaurant and sold the Fuzio trademark, trade name and Fuzio franchise rights to the franchisee (the “Fuzio Transaction”). The selling price of $4,850 in cash included $714 in prepaid management fees associated with the management agreement. The management fees will be amortized over seven years beginning in May 2007. Concurrent with the sale, the Company purchased three franchised Chevys restaurants from the franchisee for $3,124 in cash.

The Company recorded a gain of $1,467 on the disposal of the assets of the Fuzio Transaction. The gain is included in other income on the consolidated statements of operations and has been recorded net of associated expenses and remaining net book value of the assets transferred.

14.	Condensed Consolidating Financial Statements

Pursuant to the notes accompanying Rule 3-10(f) of Regulation S-X, we have not provided the condensed consolidated financial statements of our subsidiaries guaranteeing our outstanding senior notes as (i) we have no independent assets or operations, (ii) the guarantees are full and unconditional, joint and several and (iii) we have no subsidiaries who are not subsidiary guarantors of our senior notes.

15.	Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 28, 2008 and December 30, 2007:

					Predecessor		Successor
					Period from		Period from
	Predecessor	Predecessor		Predecessor	September 29,		November 14,
	13 weeks ended	13 weeks ended		13 weeks ended	2008 to		2008 to
	March 30,	June 29,		September 28,	November 13,		December 28,
	2008	2008		2008	2008		2008

Total revenues	$137,577	$152,528		$137,461	$68,863		$57,316
Operating income (loss)	$2,242	$(27,728)		$1,931	$(135,113)		$(20)
Net loss	$(2,204)	$(31,839	)(1)	$(1,080)	$(137,990	)(2)	$(4,103)

	Predecessor
	13 weeks ended	13 weeks ended	13 weeks ended	13 weeks ended
	April 1,	July 1,	September 30,	December 30,
	2007	2007	2007	2007

Total revenues	$138,511	$149,575	$142,510	$134,595
Operating income (loss)	$5,593	$7,813	$4,070	$(10,622)
Net income (loss)	$380	$2,973	$(591)	$(26,679	)(3)

(1)	Includes goodwill impairment of $34,000.

(2)	Includes goodwill impairment of $129,196.

(3)	Includes goodwill impairment charge of $10,000 and a deferred tax valuation allowance of $13,300.

Real Mex Restaurants, Inc.
Consolidated Balance Sheets (unaudited)
(in thousands, except for share data)

	June 28,	December 28,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$3,957	$2,099
Trade receivables, net	9,580	9,102
Other receivables	268	873
Inventories	12,624	13,563
Deferred compensation plan assets	242	1,848
Prepaid expenses and other current assets	7,232	7,253
Current portion of favorable lease asset, net	5,793	5,902

Total current assets	39,696	40,640
Property and equipment, net	98,275	110,505
Goodwill, net	43,730	43,200
Trademarks and other intangibles	68,900	68,900
Deferred charges	2,856	1,404
Favorable lease asset, less current portion, net	22.541	25,382
Other assets	8,494	8,297

Total assets	$284,492	$298,328

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$21,135	$23,198
Accrued self-insurance reserves	15,484	15,619
Accrued compensation and benefits	14,630	16,216
Other accrued liabilities	17,458	15,426
Current portion of long-term debt	1,272	8,313
Current portion of capital lease obligations	404	453

Total current liabilities	70,383	79,225
Long-term debt, less current portion	159,431	152,105
Capital lease obligations, less current portion	742	942
Deferred tax liabilities	31,549	31,549
Unfavorable lease liability, less current portion, net	7,375	8,445
Other liabilities	4,155	3,018

Total liabilities	273,635	275,284
Commitments and contingencies	—	—
Stockholder’s equity:
Common stock, $.001 par value, 1,000 shares authorized, issued and outstanding at June 28, 2009 and December 28, 2008	—	—
Additional paid-in capital	28,042	27,147
Accumulated deficit	(17,185)	(4,103)

Total stockholder’s equity	10,857	23,044

Total liabilities and stockholder’s equity	$284,492	$298,328

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Consolidated Statements of Operations (unaudited)
(in thousands)

	Three Months Ended		Six Months Ended
	Successor	Predecessor	Successor	Predecessor
	June 28,	June 29,	June 28,	June 29,
	2009	2008	2009	2008

Revenues:
Restaurant revenues	$124,408	$140,305	$241,821	$267,792
Other revenues	10,804	11,369	21,210	20,706
Franchise revenues	712	854	1,385	1,607

Total revenues	135,924	152,528	264,416	290,105
Costs and expenses:
Cost of sales	32,504	37,672	63,614	71,732
Labor	49,958	53,272	97,574	103,745
Direct operating and occupancy expense	34,516	38,571	69,215	75,113
General and administrative expense	5,979	7,886	12,701	15,729
Depreciation and amortization	8,108	6,235	16,245	12,313
Pre-opening costs	—	997	—	1,335
Goodwill Impairment	—	34,000	—	34,000
Impairment of property and equipment	216	1,623	216	1,623

Operating income (loss)	4,643	(27,728)	4,851	(25,485)
Other income (expense):
Interest expense	(9,017)	(4,621)	(18,237)	(9,238)
Other income (expense), net	239	510	310	699

Total other expense, net	(8,778)	(4,111)	(17,927)	(8,539)

Loss before income tax provision	(4,135)	(31,839)	(13,076)	(35,024)
Income tax provision	—	—	6	17

Net loss	$(4,135)	$(31,839)	$(13,082)	$(34,041)

See notes to consolidated financial statements.

Real Mex Restaurants, Inc.
Consolidated Statements of Cash Flows (unaudited)
(in thousands)

	Six Months Ended
	Successor	Predecessor
	June 28,	June 29,
	2009	2008

Operating activities
Net loss	$(13,082)	$(34,041)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,440	11,190
Amortization of:
Favorable lease asset and unfavorable lease liability, net	1,805	1,123
Debt discount/(premium)	7,366	(586)
Deferred financing costs	558	641
Goodwill impairment	—	34,000
Loss (gain) on disposal of property and equipment	18	(30)
Impairment of property and equipment	216	1,623
Stock-based compensation expense	135	226
Non-cash consulting expense	760	—
Changes in operating assets and liabilities:
Trade and other receivables	127	(1,480)
Inventories	939	(1,799)
Deferred compensation plan assets	1,606	557
Prepaid expenses and other current assets	21	636
Related party receivable	—	85
Deferred charges, net	(180)	19
Other assets	(335)	(229)
Accounts payable and accrued liabilities	(2,932)	3,878
Other liabilities	1,136	3,935

Net cash provided by operating activities	12,598	19,748

Investing activities
Additions to property and equipment	(3,082)	(14,047)
Exchange transaction costs	(393)	—
Net proceeds from disposal of property	65	39

Net cash used in investing activities	(3,410)	(14,008)

Financing activities
Net repayment under revolving credit facility	(7,600)	(9,000)
Borrowings under long-term debt agreements	1,572	980
Payments on long-term debt agreements and capital lease obligations	(1,302)	(222)
Payments of financing costs	—	(100)
Capital contributions from Parent	—	2,562

Net cash used in financing activities	(7,330)	(5,780)

Net increase (decrease) in cash and cash equivalents	1,858	(40)
Cash and cash equivalents at beginning of period	2,099	2,323

Cash and cash equivalents at end of period	$3,957	$2,283

Supplemental disclosure of cash flow information
Interest paid	$9,064	$9,213

Income taxes paid	$6	$17

See notes to consolidated financial statements.

Real Mex Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)
June 28, 2009
(in thousands, except for share data)

1.	Basis of Presentation

Real Mex Restaurants, Inc., a Delaware corporation, together with its subsidiaries (the “Company”), is engaged in the business of owning and operating restaurants, primarily through its major subsidiaries El Torito Restaurants, Inc. (“El Torito”), Chevys Restaurants, LLC (“Chevys”) and Acapulco Restaurants, Inc. (“Acapulco”). The Company operated 189 restaurants as of June 28, 2009, of which 155 were located in California and the remainder were located in 12 other states, primarily under the trade names El Torito Restaurant®, Chevys Fresh Mex® and Acapulco Mexican Restaurant Y Cantina®. Real Mex Restaurants, Inc.’s other major subsidiary, Real Mex Foods, Inc., provides internal production, purchasing and distribution services for the restaurant operations and also manufactures specialty products for sale to outside customers.

The Company’s fiscal year consists of 52 or 53 weeks ending on the last Sunday in December which in 2009 is December 27, 2009 and in 2008 was December 28, 2008. The accompanying consolidated balance sheets present the Company’s financial position as of June 28, 2009 and December 28, 2008. The accompanying consolidated statements of operations and cash flows present the 26 week periods ended June 28, 2009 and June 29, 2008. Prior to November 14, 2008, the Company is referred to as the “Predecessor” and after November 13, 2008, the Company is referred to as the “Successor.”

The accompanying unaudited consolidated financial statements include the accounts of Real Mex Restaurants, Inc. and its wholly-owned subsidiaries. The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.

Certain information and footnote disclosures normally included in consolidated financial statements in accordance with GAAP have been omitted pursuant to requirements of the Securities and Exchange Commission (“SEC”). A description of the Company’s accounting policies and other financial information is included in its audited consolidated financial statements as filed with the SEC in its annual report on Form 10-K for the year ended December 28, 2008. The Company believes that the disclosures included in its accompanying interim consolidated financial statements and footnotes are adequate to make the information not misleading, but should be read in conjunction with its consolidated financial statements and notes thereto included in the its annual report on Form 10-K. The accompanying consolidated balance sheet as of December 28, 2008 has been derived from its audited financial statements. In the opinion of management, the accompanying consolidated financial statements contain all the adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented.

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Exchange Agreement

Effective November 13, 2008, RM Restaurant Holding Corp. (“Holdco”), the Company’s parent, owned substantially by an affiliate of Sun Capital Partners (“Sun Capital”), and each of Holdco’s existing lenders executed an agreement to exchange Holdco’s then outstanding borrowings under its unsecured term loan facility for 94.5% of the common stock of Holdco (the “Exchange”). Immediately prior to the Exchange, Holdco effected a 100:1 reverse stock split of its common stock, and after the exchange, the immediately post-split existing holders retained 5.5% of the shares of Holdco common stock. Immediately after the Exchange, no stockholder, together with its affiliates, owned more than 50% of the capital stock of Holdco. Affiliates of Sun Capital remain stockholders of Holdco.

The Exchange was accounted for by Holdco under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”). Holdco then applied push-down accounting to the Company as of November 13, 2008. As no cash consideration was exchanged, the Company completed a valuation to determine the value of the equity exchanged, the assets acquired and the liabilities assumed based on their estimated fair market values at the date of the Exchange. The allocation of the purchase price is a preliminary estimate as the determination of the fair market values of the assets acquired and the liabilities assumed has not been finalized, primarily with respect to income taxes. The Company attributes the goodwill associated with the Exchange to the historical financial performance and the anticipated future performance of the Company’s operations. As this was a non-cash transaction, it was excluded from the statement of consolidated cash flows.

The following table presents the allocation to the assets acquired and liabilities assumed based on their estimated fair values as determined by the valuation of the Company as of November 13, 2008 (in thousands):

Cash and cash equivalents	$1,417
Trade and other accounts receivable	12,100
Inventories	12,938
Other current assets	5,692
Property and equipment	113,154
Other assets	41,841
Trademark and other intangibles	68,900
Goodwill	43,178

Total assets acquired	299,220

Accounts payable and accrued liabilities	60,616
Long-term debt	166,026
Deferred tax liability	31,549
Other liabilities	13,854

Total liabilities assumed	272,045

Net assets acquired	$27,175

As a result of the Exchange, fiscal year 2008 is presented as the Successor period from November 14, 2008 to December 28, 2008 and the Predecessor period from December 31, 2007 to November 13, 2008.

3.	Intangible Assets

Trademarks and other intangibles consist of the following indefinite-lived assets resulting from the Exchange:

	June 28,	December 28,
	2009	2008

Trademarks	$55,900	$55,900
Franchise agreements	13,000	13,000

	$68,900	$68,900

4.	Long-Term Debt

Long-term debt consists of the following:

	June 28,	December 28,
	2009	2008

Senior Secured Notes due 2010	$105,000	$105,000
Senior Secured Notes unamortized debt discount	(11,049)	(18,415)
Senior Secured Revolving Credit Facility	—	7,600
Senior Unsecured Credit Facility	65,000	65,000
Mortgage	556	591
Other	1,196	642

	160,703	160,418
Less current portion	(1,272)	(8,313)

	$159,431	$152,105

Senior Secured Notes due 2010. Interest on the Company’s senior secured registered notes (“Senior Secured Notes”) accrues at a rate of 10.25% per annum. The interest rate increased temporarily from the stated rate of 10.00% to 10.25% on April 1, 2008. The increase to 10.25% resulted from the Company exceeding the capital expenditure limit in fiscal year 2007 under the indenture governing the Senior Secured Notes, and as a result, the Company was required to pay a 0.25% increase from the stated rate. Exceeding the capital expenditure limit did not constitute a default with respect to the Senior Secured Notes or indenture. Interest is payable semiannually on April 1 and October 1 of each year. The Company’s Senior Secured Notes are guaranteed on a senior secured basis by all of its present and future domestic subsidiaries which are restricted subsidiaries under the indenture governing its Senior Secured Notes. All of the subsidiary guarantors are 100% owned by the Company and such guarantees are full and unconditional and joint and several. The Company has no independent assets or operations outside of the subsidiary guarantors. The Company’s Senior Secured Notes and related guarantees are secured by substantially all of its domestic restricted subsidiaries’ tangible and intangible assets, subject to the prior ranking claims on such assets by the lenders under its New Senior Secured Revolving Credit Facilities. The indenture governing the Company’s Senior Secured Notes contains various affirmative and negative covenants, subject to a number of important limitations and exceptions, including but not limited to, the Company’s ability to incur additional indebtedness, make capital expenditures, pay dividends, redeem stock or make other distributions, issue stock of its subsidiaries, make certain investments or acquisitions, grant liens on assets, enter into transactions with affiliates, merge, consolidate or transfer substantially all of the Company’s assets, and transfer and sell assets. The Company was in compliance with all specified financial and other covenants under the Senior Secured Notes indenture at June 28, 2009.

The Company can redeem its Senior Secured Notes at any time, with a prepayment penalty of 2.5% until March 31, 2009, and thereafter may redeem at par. The Company is required to offer to redeem its Senior Secured Notes under certain circumstances involving a change of control. Additionally, if the Company or any of its domestic restricted subsidiaries engage in asset sales, the Company generally must either invest the net cash proceeds from such sales in its business within 360 days, prepay the indebtedness obligations under its New Senior Secured Revolving Credit Facility or certain other secured indebtedness or make an offer to purchase a portion of its Senior Secured Notes.

As a result of the Exchange and under purchase accounting rules requiring fair value measurement, the Company recorded $19,950 of unamortized debt discount as a reduction of debt related to its Senior Secured Notes, as the fair market value of the debt on the Exchange date was less than its carrying value. The discount is amortized to interest expense over the remaining life of the debt.

See Note 9 for the subsequent refinancing of the Company’s Senior Secured Notes during the third quarter of 2009.

Senior Secured Revolving Credit Facilities. In 2004, the Company entered into an amended and restated revolving credit agreement providing for $30,000 of senior secured credit facilities. The revolving credit agreement included a $15,000 letter of credit facility and a $15,000 revolving credit facility that could be used for letters of credit.

On October 5, 2006, the Company entered into a new amended and restated revolving credit facility, pursuant to which the existing $15,000 revolving credit facility and $15,000 letter of credit facility, was increased to a $15,000 revolving credit facility (the “Old Senior Secured Revolving Credit Facility”) and a $25,000 letter of credit facility (the “Old Senior Secured Letter of Credit Facility,” together with the Old Senior Secured Revolving Credit Facility, the “Old Senior Secured Revolving Credit Facilities”), maturing on October 5, 2008, pursuant to which the lenders agreed to make loans to the Company and its subsidiaries (all of the proceeds of which were to be used for working capital purposes) and issue letters of credit on behalf of the Company and its subsidiaries.

On January 29, 2007, the Company entered into a Second Amended and Restated Credit Agreement, pursuant to which the Old Senior Secured Revolving Credit Facilities were refinanced with a new agent and administrative agent, General Electric Capital Corporation, and a new $15,000 revolving credit facility (the “New Senior Secured Revolving Credit Facility”) and $25,000 letter of credit facility (the “New Senior Secured Letter of Credit Facility,” together with the New Senior Secured Revolving Credit Facility, the “New Senior Secured Revolving Credit Facilities”), maturing on January 29, 2009, were put into place, pursuant to which the lenders agreed to make loans and issue letters of credit to and on behalf of the Company and its subsidiaries.

The Company and its lender determined that the definition of the cash flow ratio covenant had been drafted improperly and therefore, the lender and the Company executed an amendment (“Amendment No. 1”) to the Second Amended and Restated Credit Agreement in August 2007 which waived compliance of this ratio until the first quarter of 2008.

On April 17, 2008, the Company executed a second amendment (“Amendment No. 2”) to the Second Amended and Restated Credit Agreement. Amendment No. 2 modified certain definitions and measures related to covenants for the reporting periods ending March 30, 2008 and June 29, 2008, including the Applicable Margin, Leverage Ratio, Adjusted Leverage Ratio and Cash Flow Ratio, as defined in the agreement.

On November 13, 2008, concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment No. 3 to the Second Amended and Restated Credit Agreement ( “Amendment No. 3”) which extended the term for one year to January 29, 2010, modified the definition of Applicable Margin and Base Rate, amended Leverage and Adjusted Leverage Ratio covenants for the period ending September 28, 2008 and thereafter, replaced the Cash Flow Ratio covenant with a Minimum Interest Coverage Ratio covenant, and added a Monthly Debt to EBITDA Ratio covenant. In addition, Amendment No. 3 terminated the cross-default provision described below as it relates to Holdco debt.

Obligations under the New Senior Secured Revolving Credit Facilities are guaranteed by all of the Company’s subsidiaries as well as by Holdco, which wholly-owns the Company and has made a first priority pledge of all of its equity interests in the Company as security for the obligations. Interest on the New Senior Secured Revolving Credit Facility accrues pursuant to an Applicable Margin as defined in Amendment No. 3. The New Senior Secured Revolving Credit Facilities are secured by, among other things, first priority pledges of all of the equity interests of the Company’s direct and indirect subsidiaries, and first priority security interests (subject to customary exceptions) in substantially all of the current and future property and assets of the Company and its direct and indirect subsidiaries, with certain limited exceptions. In connection with the Company’s entrance into the New Senior Secured Revolving Credit Facilities on January 29, 2007, the Company borrowed $7,400 under the New Senior Secured Revolving Credit Facility, the proceeds of which were used to pay the outstanding revolving borrowings under the Old Senior Secured Revolving Credit Facility. As of June 28, 2009, the Company had $7,681 available under the New Senior Secured Letter of Credit Facility and $15,000 available under the New Senior Secured Revolving Credit Facility that may also be utilized for the letters of credit.

The Second Amended and Restated Credit Agreement, as amended, contains various affirmative and negative covenants and restrictions, which among other things, require the Company to meet certain financial tests (including certain leverage and cash flow ratios), and limits the Company and its subsidiaries’ ability to incur or guarantee additional indebtedness, make certain capital expenditures, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, engage in transactions with affiliates and effect a consolidation or merger. The agreement contains a cross-default provision wherein if the Company is in default on any other credit facilities, default on this facility is automatic. At June 28, 2009 the Company was in compliance with all specified financial and other covenants under the Second Amended and Restated Credit Agreement, as amended.

See Note 9 for the subsequent amendment to the Second Amended and Restated Credit Agreement during the third quarter of 2009.

Senior Unsecured Credit Facility. In 2005, the Company entered into a $75,000 senior unsecured credit facility (the “Old Senior Unsecured Credit Facility”) consisting of a single term loan maturing on December 31, 2008, all of the proceeds of which were used to finance a portion of the cash consideration of an acquisition and pay related fees and expenses. On October 5, 2006, the Company entered into an Amended and Restated Senior Unsecured Credit Facility, pursuant to which the Old Senior Unsecured Credit Facility was decreased to a $65,000 senior unsecured credit facility (the “New Senior Unsecured Credit Facility”), consisting of a single term loan maturing on October 5, 2010. All of the proceeds of the New Senior Unsecured Credit Facility were used to repay in full any term loans outstanding under the Old Senior Unsecured Credit Facility and not continued on the restatement date. The total amount of term loans repaid was $10,000. Obligations under the New Senior Unsecured Credit Facility are guaranteed by all of the Company’s subsidiaries.

On November 13, 2008, concurrent with the Exchange, the Company executed a Limited Waiver, Consent and Amendment to its New Senior Unsecured Credit Facility, which provided a change in the interest rate from variable to a fixed rate of 12.5% and amended the Maximum Leverage Ratio and Minimum Interest Coverage Ratio covenants for the period ending September 28, 2008 and thereafter, as well as the Capital Expenditure covenant going forward.

As a result of the Exchange, the existing lenders to the New Senior Unsecured Credit Facility became owners of Holdco, the Company’s parent. As a result, the New Senior Unsecured Credit Facility is now held by related parties to the Company.

The Company’s New Senior Unsecured Credit Facility, as amended, contains various affirmative and negative covenants which, among other things, require the Company to meet certain financial tests (including certain leverage and interest coverage ratios) and limits the Company’s and its subsidiaries’ ability to incur or guarantee additional indebtedness, grant certain liens, make certain restricted payments, make capital expenditures, engage in transactions with affiliates, make certain investments, sell its assets, make acquisitions, effect a consolidation or merger and amend or modify instruments governing certain indebtedness (including relating to the Company’s Senior Secured Notes and the New Senior Secured Revolving Credit Facilities). At June 28, 2009, the Company was in compliance with all specified financial and other covenants under the New Senior Unsecured Credit Facility, as amended.

See Note 9 for the subsequent amendment and restatement of the New Senior Unsecured Credit Facility during the third quarter of 2009.

Mortgage. In 2005, concurrent with an acquisition, the Company assumed an $816 mortgage secured by the building and improvements of one of the restaurants acquired in the transaction. The mortgage carries a fixed annual interest rate of 9.28% and requires equal monthly payments consisting of principal and interest through April 2015. As of June 28, 2009, the principal amount outstanding on the mortgage was $556.

Interest rates for the Company’s long-term debt are shown in the following table:

	June 28,	December 28,
	2009	2008

Senior Secured Notes due 2010	10.25%	10.25%
Senior Secured Revolving Credit Facilities	5.98 to 7.68%	7.11 to 7.94%
Senior Unsecured Credit Facility	12.50%	12.50%
Mortgage	9.28%	9.28%
Other	3.58 to 4.70%	3.98 to 4.70%

5.	Capitalization

Common Stock

The Company is authorized to issue 1,000 shares of common stock. At June 28, 2009 and December 28, 2008, there were 1,000 shares of common stock authorized, issued and outstanding.

Stock Option Plans

In December 2006, the Board of Directors of Holdco adopted a Non-Qualified Stock Option Plan (the “2006 Plan”). The 2006 Plan reserved 100,000 shares of Holdco’s non-voting common stock for issuance upon exercise of stock options granted under the 2006 Plan. Options vest 20% per year according to the schedule specified in each option agreement. Accelerated vesting of all outstanding options is triggered upon a change of control of Holdco. The options have a life of 10 years, and can only be exercised upon the earliest of the following dates: (i) the 10 year anniversary of the effective date; (ii) the date of a change in control, as defined in the 2006 Plan; or (iii) date of employment termination, subject to certain exclusions.

In conjunction with the Exchange, a 100:1 reverse stock split was effected immediately prior to the Exchange related to Holdco common stock and all outstanding options to acquire Holdco stock. The reverse stock split reduced the number of options reserved for issuance from 100,000 to 1,000 and outstanding options from 62,750 to 630 at November 13, 2008. The exercise price was adjusted accordingly from $81.50 per share to $8,150 per share. All disclosures related to the stock options have been presented as if the 100:1 reverse stock split had occurred as of the beginning of the periods for which the specific information is presented.

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS 123R”), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the consolidated statement of operations over the period during which an employee is required to provide service in exchange for the award — the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee stock options is estimated using the Black-Scholes option pricing model. The Company utilizes comparable companies to estimate its price volatility and the simplified method to calculate option expected time to exercise, under Staff Accounting Bulletin 107, “Share-Based Payment.” No options were granted during the three and six months ended June 28, 2009.

The following table summarizes the stock option activity and balances as of and for the six months ended June 28, 2009:

		Weighted
		Average
	Shares	Exercise Price

Outstanding at December 28, 2008	330	$8,150
Granted	—	—
Exercised	—	—
Forfeited/expired	—	—

Outstanding at June 28, 2009	330	$8,150

Vested and expected to vest at June 28, 2009	319	$8,150
Exercisable at June 28, 2009	129	$8,150

The Company recorded $66 and $135 of stock-based compensation expense for the three and six months ended June 28, 2009, respectively, and $129 and $226 for the three and six months ended June 29, 2008, respectively, which is included in general and administrative expense on the consolidated statements of operations. As of June 28, 2009, $517 of total unrecognized compensation costs related to non-vested stock-based awards is expected to be recognized through fiscal year 2012, and the weighted average remaining vesting period of those awards is approximately 1.4 years. At June 28, 2009, the aggregate intrinsic value of exercisable options was $0.

6.	Fair Value of Financial Instruments

The Company’s financial instruments are primarily comprised of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt. For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value because of the short maturity of these instruments. The estimated fair value of the Senior Secured Notes due 2010 at June 28, 2009 is par, or $105,000, as a result of the announcement during June 2009 related to the refinancing transaction discussed in Note 9. Management estimates that the carrying values of its other financial instruments approximate their fair values since their realization or satisfaction is expected to occur in the short term or have been renegotiated at a date close to quarter end.

7.	Related Party Transactions

Successor Transactions

As discussed in Note 4, as a result of the Exchange, the existing lenders to the New Senior Unsecured Credit Facility became owners of Holdco. As a result, the New Senior Unsecured Credit Facility is now held by related parties to the Company.

Several of our directors are employed by Farallon Capital Management, LLC (“Farallon”). Funds managed by Farallon are indirect stockholders of Holdco. Funds managed by Farallon hold an indirect interest in a shopping center from which the Company leases property for the operation of an Acapulco restaurant. Total payments in connection with the lease for the six months ended June 28, 2009 were $27, of which approximately $7 is attributable to the Farallon funds’ indirect interest in the shopping center.

On February 27, 2009, the Company entered into a contract for consulting services with an entity which has a material relationship with one of Holdco’s stockholders. This consulting contract has a monthly fee of $190 with an initial term from March 1, 2009 to March 31, 2009 and three optional one month renewal terms through June 30, 2009, each of which was exercised. Fees of $760 were recorded in general and administrative expense during the six months ended June 28, 2009 and reflected as non-cash consulting expense on the consolidated statement of cash flows. The fees will be paid in shares of Holdco common stock, resulting in an increase in additional paid in capital for the Company. The Company subsequently extended the contract through the month of July.

The Company periodically makes payments to (subject to restricted payment covenants under the indenture governing the senior secured notes), from and on behalf of Holdco. No related party payables or receivables were outstanding at June 28, 2009 or December 30, 2008.

Predecessor Transactions

The Company had a Management Services Agreement (the “Management Agreement”) dated August 21, 2006, by and between the Company and Sun Capital Partners Management IV, LLC (the “Manager”), an affiliate of Sun Cantinas LLC, the indirect holder of the majority of the capital stock of the Company prior to the Exchange transaction. The Manager was paid annual fees equal to the greater of (i) $500 or (ii) 1% of the Company’s EBITDA, as defined in the Management Agreement, for such period. EBITDA is computed without taking into consideration the fees payable under the Management Agreement. The Company paid the fees in quarterly installments in advance equal to the greater of (i) $125 or (ii) 1% of EBITDA for the immediately preceding fiscal quarter. In connection with the Exchange, the Management Agreement was terminated effective November 13, 2008, with the exception of certain provisions having to do with limitation of liability and indemnification, which will survive and continue in full force and effect. Expenses relating to the Management Agreement of $125 and $250 were recorded as general and administrative expense during the three and six months ended June 29, 2008.

8.	Impact of Recently Issued Accounting Principles

Recently Adopted Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which required us to adopt these provisions for business combinations occurring in fiscal year 2009 and thereafter. The adoption of SFAS 141R had no effect on the

Company’s consolidated financial statements. However, the effect is dependent upon whether the Company makes any future acquisitions and the specifics of those acquisitions.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 and requires enhanced related disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired subsequent to fiscal years beginning after December 15, 2008. Implementation of this staff position in the first six months of fiscal 2009 did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 amends SFAS No. 157, “Fair Value Measurements,” to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. FSP 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 157-4 did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2”). FSP 115-2 provides additional guidance on the timing of impairment recognition and greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold. FSP 115-2 also requires additional disclosures about impairments in interim and annual reporting periods. FSP 115-2 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 115-2 did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), to require an entity to provide interim disclosures about the fair value of all financial instruments within the scope of SFAS 107 whether recognized or not recognized in the Company’s financial statements and to include disclosures related to the methods and significant assumptions used in estimating those instruments. This FSP is effective for interim and annual periods ending after June 15, 2009. As a result of the adoption of FSP 107-1 and APB 28-1, the Company added the required interim disclosures in Note 6 to the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued (“subsequent events”). SFAS 165 requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. For public entities, this is the date the financial statements are issued. SFAS 165 does not apply to subsequent events or transactions that are within the scope of other GAAP and will not result in significant changes in the subsequent events reported by the Company. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The Company implemented SFAS 165 during the quarter ended June 28, 2009. The Company evaluated for subsequent events through August 11, 2009, the issuance date of the Company’s financial statements.

New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. SFAS 168 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. SFAS 168 is not intended to change GAAP. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its future financial statements.

9.	Subsequent Events

Senior Secured Notes

On July 7, 2009 (the “Closing Date”), the Company completed an offering of $130,000 aggregate principal amount of 14.0% Senior Secured Notes due January 1, 2013 (the “Notes”), which are guaranteed (the “Guarantees”) by Holdco and all of the Company’s existing and future domestic restricted subsidiaries (together with Holdco, the “Guarantors”). The Notes were offered and sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), a limited number of institutional accredited investors in the United States, and outside the United States in reliance on Regulation S under the Securities Act. The Notes were issued pursuant to an indenture, dated July 7, 2009 (the “Indenture”), by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee.

Prior to July 1, 2011, the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 114% of the principal amount thereof, plus accrued and unpaid interest thereon, with the net proceeds of certain equity financings; provided that (i) at least 65% of the aggregate principal amount of Notes remains outstanding immediately after such redemption and (ii) the redemption occurs within 90 days of the date of the closing of such sale of our equity interests. Prior to July 1, 2011, the Company may also redeem some or all of the Notes at a “make-whole” premium. On or after July 1, 2011, the Company may redeem some or all of the Notes at 100% of the Notes’ principal amount, plus accrued and unpaid interest up to the date of redemption.

Within 90 days of the end of each four fiscal quarter period ending on or near December 31, beginning in 2009, the Company must, subject to certain exceptions, offer to repay the notes with 75% of the Excess Cash Flow (as defined in the Indenture) from the period, at 100% of the principal amount plus any accrued and unpaid interest and liquidated damages. If the excess cash flow offer is prohibited by the terms of the Company’s Second Amended and Restated Credit Facility, as amended, governing the Company’s New Senior Secured Credit Facilities, the Company will deposit the amount that would have been used to fund the excess cash flow offer into an escrow account. Funds from the escrow account will only be released to the Company to repay borrowings under the New Senior Secured Revolving Credit Facilities or to make an excess cash flow offer.

If the Company undergoes a change of control, the Company will be required to make an offer to each holder to repurchase all or a portion of their Notes at 101% of their principal amount, plus accrued and unpaid interest up to the date of purchase. If the Company sells assets outside the ordinary course of business and the Company does not use the net proceeds for specified purposes, the Company may be required to use such net proceeds to repurchase the Notes at 100% of their principal amount, together with accrued and unpaid interest up to the date of repurchase.

The terms of the Indenture generally limit the Company’s ability and the ability of the Company’s restricted subsidiaries to, among other things: (i) make certain investments or other restricted payments; (ii) incur additional debt and issue preferred stock; (iii) create or incur liens on assets to secure debt; (iv) incur dividends and other payment restrictions with regard to restricted subsidiaries; (v) transfer, sell or consummate a merger or consolidation of all, or substantially all, of the Company’s assets; (vi) enter into transactions with affiliates; (vii) change the Company’s line of business; (viii) repay certain indebtedness prior to stated maturities; (ix) pay dividends or make other distributions on, redeem or repurchase, capital stock or subordinated indebtedness; (x) engage in sale and leaseback transactions; or (xi) issue stock of subsidiaries.

The Notes and the Guarantees are secured by a second-priority security interest in substantially all of the assets of the Company and the Guarantors, including the pledge of 100% of all outstanding equity interests of each of the Company’s domestic subsidiaries. The Notes have not been registered under the Securities Act or any state securities laws and may not be sold except in a transaction registered under, or exempt from, the registration provisions of the Securities Act and applicable state securities laws. On the Closing Date, the Company and the Guarantors entered into a registration rights agreement, pursuant to which the Company and the Guarantors have agreed for the benefit of the holders of the Notes to file with the SEC and cause to become effective a registration statement with respect to a registered offer to exchange the Notes for an issue of the Company’s senior secured notes with terms identical to the Notes in all material respects. In addition, the Company has agreed to file, in certain circumstances, a shelf registration statement covering resales of the Notes. If the registration statements required by the registration rights agreement are not filed and declared effective on or prior to the dates specified in the agreement or the exchange offer is not consummated, the Company is subject to liquidated damages in an amount and for the time periods specified in the agreement.

The net proceeds from the issuance of the Notes was used to refinance a portion of the existing indebtedness, including repayment of the Company’s $105,000 Senior Secured Notes and to pay fees and expenses in connection therewith.

Senior Secured Revolving Credit Facilities

In connection with the offering of the Notes, the Company entered into Amendment No. 4 (the “Amendment No. 4”) to the Second Amended and Restated Credit Agreement. Amendment No. 4 extends the term of the New Senior Secured Revolving Credit Facilities to July 1, 2012 and modifies certain financing covenants. Interest on the outstanding borrowings under the New Senior Secured Revolving Credit Facility will be based on the ninety-day LIBOR, plus 7.0%, with a ninety-day LIBOR floor of 2.0%, and fees on the letters of credit issued thereunder will accrue at a rate of 4.5% per annum.

Senior Unsecured Credit Facility

In connection with the offering of the Notes, the Company entered into a Second Amended and Restated Credit Agreement governing the Company’s New Senior Unsecured Credit Facility, by and among the Company, Holdco, the lenders party thereto and Credit Suisse, Cayman Islands Branch, pursuant to which the principal balance of the existing unsecured loan owing by the Company under the New Senior Unsecured Credit Facility, as amended, was reduced from $65,000 to $25,000 through (i) the assumption by Holdco of $25,000 of such unsecured debt and (ii) the exchange by a lender under the New Senior Unsecured Credit Facility, as amended, of $15,000 of such unsecured debt for $4,583 aggregate principal amount of Notes. Interest will accrue at an annual rate of 16.5% and will be payable quarterly; provided that (i) such interest will be payable in kind for the first four quarters following the Closing Date and (ii) thereafter will be payable in a combination of cash and in kind. The term of the Company’s credit facility was extended to July 1, 2013 and certain covenants were modified.

Until January 6, 2010, (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

$130,000,000

Real Mex Restaurants, Inc.

PROSPECTUS

OFFER TO EXCHANGE

14% Senior Secured Notes due 2013
for all outstanding
14% Senior Secured Notes Due 2013

October 8, 2009